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TABLE OF CONTENTS2

As submitted confidentially to the Securities and Exchange Commission on January 9, 2015.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOLAREDGE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	20-5338862 (I.R.S. Employer Identification Number)

6 HeHarash St., PO Box 7349
Hod Hasharon 45240, Israel
972 (9) 957-6620
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Guy Sella
Chief Executive Officer and Chairman of the Board
SolarEdge Technologies, Inc.
3347 Gateway Boulevard
Fremont, CA 94538
(877) 360-5292
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John T. Gaffney Andrew L. Fabens Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Rachel Prishkolnik Vice President, General Counsel and Corporate Secretary SolarEdge Technologies, Inc. 6 HeHarash St., PO Box 7349 Hod Hasharon 45240, Israel 972 (9) 957-6620	Warren T. Lazarow Daniel A. O'Shea O'Melveny & Myers LLP Times Square Tower 7 Times Square New York, NY 10036 (212) 326-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.0001 per share	$	$

(1)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares subject to the underwriters' option to purchase additional shares.

             The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated              , 2015

                  Shares

SolarEdge Technologies, Inc.

Common Stock

          This is an initial public offering of shares of common stock of SolarEdge Technologies, Inc.

          SolarEdge is offering             shares to be sold in the offering.

          Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $          and $         . We intend to list our common stock on the NASDAQ Global Market under the symbol "         ."

          We are an "emerging growth company" as defined under the U.S. federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

          See "Risk Factors" beginning on page 12 to read about factors you should consider before buying shares of our common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for a description of the compensation payable to the underwriters.

          To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional             shares at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on or about                  .

Goldman, Sachs & Co.	Deutsche Bank Securities

Prospectus dated                  , 2015

          Through and including                  (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

 IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

          We and the underwriters have not authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

          For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and

i

observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

          We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections captioned "Prospectus Summary," "Industry Overview" and "Business." We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications. Industry forecasts are based on industry surveys and the preparer's expertise in the industry and there can be no assurance that any of the industry forecasts will be achieved. We believe these data are reliable, but we have not independently verified the accuracy of this information. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

ii

 PROSPECTUS SUMMARY

          This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

          Unless the context otherwise requires, the terms "Company," "SolarEdge," "we," "us" or "our" in this prospectus refer to SolarEdge Technologies, Inc. and, where appropriate, its subsidiaries.

          Our fiscal year ends on June 30. Unless otherwise noted, any reference to a year in this prospectus preceded by the word "fiscal" refers to the fiscal year ended June 30 of that year. For example, references to "fiscal 2014" refer to the fiscal year ended June 30, 2014. Any reference to a year not preceded by "fiscal" refers to a calendar year.

 Our Company

Overview

          We have invented an intelligent inverter solution that has changed the way power is harvested and managed in a solar photovoltaic ("PV") system. Our direct current ("DC") optimized inverter system maximizes power generation at the individual PV module level while lowering the cost of energy produced by the solar PV system and providing comprehensive and advanced safety features. Our system consists of our power optimizers, inverters and cloud-based monitoring platform and addresses a broad range of solar market segments, from residential solar installations to commercial and small utility-scale solar installations. Since we began commercial shipments in 2010, we have shipped approximately 1 gigawatt ("GW") of our DC optimized inverter systems and our products have been installed in solar PV systems in 72 countries.

          Historically, the solar PV industry used traditional string and central inverter architectures to harvest PV solar power. However, traditional inverter architectures result in energy losses as well as systemic challenges in design flexibility, safety and monitoring. More recently, microinverter technology was introduced in an attempt to resolve these challenges, but this technology has certain inherent limitations. We believe that our DC optimized inverter system, consisting of an inverter and distributed power optimizers, best addresses all of these challenges.

          Our system allows for superior power harvesting and module management by deploying power optimizers at each PV module while maintaining a competitive system cost by keeping the alternating current ("AC") inversion and grid interaction centralized using a simplified DC-AC inverter. The entire system is monitored through our cloud-based monitoring platform that enables reduced system operation and maintenance ("O&M") costs. Our system enables each PV module to operate at its own maximum power point ("MPP"), rather than a system-wide average, enabling dynamic response to real-world conditions, such as atmospheric conditions, PV module aging, soiling and shading and offering improved energy yield relative to traditional inverter systems. In addition to higher efficiency, our system's installed cost per watt is competitive with traditional inverter systems of leading manufacturers and generally lower than comparable microinverter systems of leading manufacturers. Furthermore, our architecture allows for complex rooftop system designs and enhanced safety and reliability.

          We primarily sell our products directly to large solar installers and engineering, procurement and construction firms ("EPCs") and indirectly to thousands of smaller solar installers through large distributors and electrical equipment wholesalers. Our customers include leading providers of solar PV systems to residential and commercial end users such as SolarCity Corporation, SunRun Inc.

and Vivint Solar, Inc. We sell to key solar distributors and electrical equipment wholesalers such as AliusEnergy BV, Krannich Solar Group, Segen Ltd. and Soligent Distribution, LLC. We also sell our power optimizers to several PV module manufacturers that offer PV modules with our power optimizer physically embedded into their modules.

          We were founded in 2006 and began commercial shipments in 2010. As of November 30, 2014, we have shipped approximately 4.4 million power optimizers and 195,000 inverters. Approximately 89,000 installations, many of which may include multiple inverters, are currently connected to, and monitored through, our cloud-based monitoring platform. Our revenue grew from $79.0 million in fiscal 2013 to $133.2 million in fiscal 2014. Our gross margin increased from 5.6% in fiscal 2013 to 16.5% in fiscal 2014. However, although our net income was positive for the quarter ended September 30, 2014, we have a history of losses and negative cash flow from operating activity, including an accumulated deficit of $138.6 million as of September 30, 2014 and incurred net losses of $28.2 million in fiscal 2013 and $21.4 million in fiscal 2014. Our technology and system architecture are protected by 36 awarded patents and 120 patent applications filed worldwide.

Market Opportunity

          Annual installed capacity of the global solar market is expected to grow from 34.6 GW in 2013 to 59.6 GW in 2017, representing a compound annual growth rate ("CAGR") of 14.6%. Growth in PV inverter installations in key residential markets like the U.S. and China is expected to remain strong with expected CAGRs of 19.0% and 11.3%, respectively, during the same period, according to IHS Inc. ("IHS"). According to IHS, the global inverter market accounted for approximately $6.7 billion in revenues in 2013 and is expected to grow at a CAGR of 3.8% to reach approximately $7.8 billion in revenues in 2017. Notwithstanding the foregoing, the solar industry has historically been cyclical and has experienced periodic downturns, including downward pricing pressure for PV modules, mainly as a result of overproduction.

          Within the global solar market, shipments of module level power electronics ("MLPE"), such as our power optimizers, are expected to double from 2012 through 2014. In 2013, these technologies were used in 59% of the residential installations in the U.S., one of our largest markets. Ongoing growth in the solar industry, combined with this accelerating transition within the industry to MLPE, is driving significant growth in the MLPE market that is significantly outpacing the overall industry growth. According to GTM Research, a division of Greentech Media, Inc. ("GTM Research"), annual global shipments of MLPE are expected to grow from approximately 1 GW of annual installed capacity globally in 2013 to approximately 5 GW in 2017, representing a CAGR of 46.0%, and translating to approximately $1 billion in industry revenue in 2017. DC optimizers are expected to account for 57% of the cumulative MLPE market (as measured by megawatt ("MW") capacity shipped) between 2013 and 2017, with market share expected to grow at a 47.6% CAGR over the same time period.

The SolarEdge Solution

          Our DC optimized inverter system maximizes power generation at the individual PV module level while lowering the cost of energy produced by the solar PV system and providing comprehensive and advanced safety features. Our solution addresses a broad range of solar market segments, from residential solar installations to commercial and small utility-scale solar installations.

          The key benefits of our solution include:

  •
  Maximized PV module power output.  Our power optimizers provide module-level MPP tracking and real-time adjustments of current and voltage to the optimal working point of each individual PV module. This enables each PV module to continuously produce its maximum power potential independent of other modules in the same string, thus minimizing module mismatch and partial shading losses.

  •
  Optimized architecture with economies of scale.  Our system shifts certain functions of the traditional inverter to our power optimizers while keeping the DC to AC function and grid interaction in our inverter resulting in a smaller, more efficient, more reliable and less expensive inverter. The cost savings that we have achieved on the inverter enable our system to be priced at a cost per watt that is comparable with traditional inverter systems of leading manufacturers. As a PV system grows in size, our inverter benefits from economies of scale, making our technology economically viable for large commercial and utility-scale applications.

  •
  Enhanced system design flexibility.  Our system allows significant design flexibility by enabling the installer to place PV modules in uneven string lengths and on multiple roof facets. This design flexibility increases the amount of the available roof that can be utilized for power production and enables an installer to compensate or adjust for most unexpected shading or other obstructions encountered in the installation without materially changing the original design or requiring a modification to the customer contract.

  •
  Reduced balance of system costs.  Our DC optimized inverter system allows significantly longer strings to be connected to the same inverter (as compared to a traditional inverter system) which reduces the balance of system ("BoS") costs by minimizing the cost of cabling, fuse boxes and other ancillary electric components. These factors together result in easier installation with shorter design times and a lower initial cost per watt.

  •
  Continuous monitoring and control to reduce operation and maintenance costs.  Our cloud-based monitoring platform provides full data visibility at the module level, string level, inverter level and system level. These monitoring features reduce O&M costs for the system owner by identifying and locating faults, enabling remote testing and reducing field visits.

  •
  Enhanced safety.  We have incorporated module-level safety mechanisms in our system to protect installers, electricians and firefighters. Each power optimizer is configured to automatically reduce output voltage to a safe level unless the power optimizer receives a fail-safe signal from a functioning inverter. In recent years, new safety standards have been introduced in the U.S. and in Europe that require or encourage the installation of safety measures such as these.

  •
  High reliability.  We have designed our system to meet the stringent requirements of outdoor solar PV installations. Our power optimizers dissipate much less heat than microinverters because no DC-AC inversion occurs at the module level. As a result, we believe that our power optimizers offer superior lifetime expectancy and reliability relative to other MLPE products. Further, we use automotive-grade application-specific integrated circuits ("ASICs") that embed many of the required electronics into the ASIC. This reduces the number of components and consequently the potential points of failure.

Our Competitive Strengths

          We believe the following strengths of our business distinguish us from our competitors, enhance our leadership position in MLPE and position us to capitalize on the expected continued growth in the solar PV market:

  •
  Innovative DC optimized inverter system enables superior results.  Our system offers significant design and operating benefits relative to traditional inverter architecture, including increased energy yield, design flexibility, enhanced safety and lower O&M costs throughout the life of the system. Our system also offers significant design and operating benefits relative to microinverter architecture, including a lower initial cost per watt, economies of scale for larger systems, broader module compatibility and higher reliability.

  •
  Industry leading solution in the fastest growing segment of the solar market.  We are the leader in the global MLPE market according to GTM Research, with strong brand and product recognition and a technologically superior solution. Our annual product sales have grown rapidly from approximately 8,400 inverters and 181,000 power optimizers in fiscal 2011, our first full fiscal year of commercial shipments, to annual product sales exceeding 61,000 inverters and 1.3 million power optimizers in fiscal 2014. According to GTM Research, our 2013 shipments represented a 42% market share in the MLPE market (as measured by MW capacity shipped).

  •
  Experienced technology team focused on continuous innovation.  We have successfully introduced three generations of power optimizers and two generations of inverters in less than six years, and plan to release new generations of power optimizers and inverters in the coming years. Our multidisciplinary team of engineers, with expertise across all relevant fields, including semiconductors, power electronics and software engineering, enables us to develop products rapidly, with designs optimized for efficient and automated manufacturing and superior reliability. We believe that our combination of engineering and operational expertise will enable us to continue to increase functionality, compatibility and reliability while reducing the cost of our solution.

  •
  Established global sales channels anchored with top tier customers.  We sell our products directly to large installers and EPC contractors. We also reach thousands of smaller installers indirectly by selling to leading solar PV distributors and electrical equipment wholesalers to reach all segments of the residential and commercial markets.

  •
  Strong management team.  Our founders and executive officers bring extensive multidisciplinary experience in technology and business. A significant portion of the management team's joint tenure extends well beyond the founding of SolarEdge, with our core founding group and our technology management team having worked together for more than 15 years. This introduces a level of stability that is a competitive advantage in our ability to attract a highly-talented pool of experienced engineers and seasoned industry professionals.

Our Strategy

          Our mission is to become the leading provider of inverter solutions across all solar PV market segments and broaden the availability of clean, renewable solar energy. Key elements of our strategy include:

  •
  Continue to innovate and advance our solutions.  We invented the DC power optimized inverter system for PV modules. We intend to continue to innovate with respect to our inverters and power optimizers to develop new and enhanced technologies and solutions that will further enhance our leadership position. We believe that our future technology will continue to significantly reduce cost and improve the intelligence and competitiveness of our offering. In addition, we believe that our investment in advanced manufacturing technologies will further improve quality and reliability while reducing cost.

  •
  Further penetrate our existing markets.  We intend to increase market share with our existing customers by offering application programming interfaces for processes such as inventory management and billing integration, and expanding our services and training initiatives. We further intend to hire additional sales and marketing personnel focused on growing our new customer base in our existing markets. We intend to continue to expand our product portfolio by developing inverters with the higher power ratings required by large commercial and utility-scale systems, reducing overall system cost and adding features to our cloud-based monitoring software.

  •
  Continue to grow our global presence.  We plan to expand our global footprint and drive sales by ensuring the compatibility of our products with additional local grid codes, and further penetrating and growing our network of installers, distributors, wholesalers, EPCs and PV module manufacturers. We are implementing a detailed sales and marketing strategy and training programs to address the specific characteristics of new markets and are in the process of hiring professionals to execute these market strategies.

  •
  Leverage our technology to enter adjacent markets.  Our technology has other potential applications for the regulation and management of energy sources, such as energy storage. For example, our power optimizer can be used to maximize and stabilize battery storage systems, thereby improving system performance, life expectancy and safety. In addition, our cloud-based monitoring solution may in the future be used for smart grid applications, such as demand response and energy efficiency applications and home automation systems.

Summary Risk Factors

          Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our common stock, you should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned "Risk Factors" immediately following this Prospectus Summary and all of the other information in this prospectus. These risks include, but are not limited to the following:

  •
  We have a history of losses which may continue in the future, and we cannot be certain that we will achieve or sustain profitability.

  •
  Our limited operating history makes it difficult to evaluate our current business and future prospects.

  •
  If demand for solar energy solutions does not continue to grow or grows at a slower rate than we anticipate, our business will suffer.

  •
  The reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity applications could reduce demand for solar PV systems and harm our business.

  •
  A drop in the retail price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations and prospects.

  •
  An increase in interest rates or tightening of the supply of capital in the global financial markets could make it difficult for customers to finance the cost of a solar PV system and could reduce the demand for our products.

  •
  The market for our products is highly competitive and we expect to face increased competition as new and existing competitors introduce power optimizer, inverter and solar PV system monitoring products, which could negatively affect our results of operations and market share.

  •
  Developments in alternative technologies or improvements in distributed solar energy generation may have a material adverse effect on demand for our offerings.

  •
  Our industry has historically been cyclical and experiences periodic downturns.

  •
  Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

  •
  If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, or difficulties in planning expenses, which will adversely affect our business and financial condition.

  •
  We depend upon a small number of outside contract manufacturers. Our operations could be disrupted if we encounter problems with these contract manufacturers.

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  We depend on a limited number of suppliers for key components and raw materials in our products to adequately meet anticipated demand. Due to the limited number of such suppliers, any cessation of operations or production or any shortage, delay, price change, imposition of tariffs or duties or other limitation on our ability to obtain the components and raw materials we use could result in sales delays, cancellations and loss of market share.

  •
  If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

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  If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

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  The loss of, or events affecting, one of our major customers could reduce our sales and have a material adverse effect on our business, financial condition and results of operations.

  •
  Our planned expansion into new markets could subject us to additional business, financial and competitive risks.

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  We may not be able to raise additional capital to execute on our current or future business opportunities on favorable terms, if at all, or without dilution to our stockholders.

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  Conditions in Israel affect our operations and may limit our ability to develop, produce and sell our products.

  •
  We do not intend to pay any cash dividends on our common stock in the foreseeable future.

  •
  Our stock price may fluctuate.

Corporate Information and History

          We were incorporated in Delaware in 2006. Our principal executive offices are located at 6 HeHarash St., PO Box 7349, Hod Hasharon 45240, Israel and our telephone number at this address is 972 (9) 957-6620. Our website is www.solaredge.com. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

          "SolarEdge" is the trademark of SolarEdge Technologies, Inc. in the U.S. and certain other countries. This prospectus also includes other trademarks of SolarEdge, our partners and other persons. All trademarks or trade names referred to in this prospectus are the property of their respective owners.

          We are an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012, (the "JOBS Act"). As such, we are eligible and may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the

"Sarbanes-Oxley Act"), exemption from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Following this offering, we will continue to be an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a "large accelerated filer," as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

 The Offering

Common stock offered by us	shares
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock from us at the initial public offering price less the underwriting discount.
Common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $             (or $             if the underwriters exercise in full their option to purchase additional shares of common stock from us), based on the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We anticipate that we will use the net proceeds of this offering primarily for general corporate purposes, including working capital, expansion of our business into additional markets and repayment of debt. Pending the specific use of net proceeds as described in this prospectus, we intend to invest the net proceeds to us from this offering in short- and intermediate-term investment grade instruments, certificates of deposit or guaranteed obligations of the U.S. government. See "Use of Proceeds."

Reserved share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to employees, business associates, service providers and friends and family of our officers and directors. Purchasers will be subject to a 180-day lock-up restriction with respect to any shares purchased through the reserved share program. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Dividends on the common stock	We have not declared or paid any cash dividends on our common stock since our inception and do not anticipate paying any cash dividends on our common stock in the foreseeable future.
Proposed NASDAQ Global Market symbol	" "

Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

          Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus is as of             , 2014, and reflects or assumes:

  •
  the conversion of all outstanding shares of preferred stock into             shares of common stock and the conversion of outstanding warrants to purchase 563,014 shares of preferred stock into warrants to purchase             shares of common stock, followed immediately by a             -for-1 split of our common stock, immediately prior to the closing of this offering;

  •
  the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering;

  •
  the underwriters' option to purchase up to an additional             shares of common stock from us is not exercised; and

  •
  the initial public offering price is $         , the midpoint of the price range set forth on the cover page of this prospectus.

          Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus does not give effect to or reflect the issuance of:

  •
               shares of common stock issuable upon the exercise of outstanding stock options under our 2007 Global Incentive Plan, at a weighted-average exercise price of $         per share;

  •
               shares of common stock reserved for future grants or for sale under our compensatory stock plans; and

  •
               shares of common stock issuable upon the exercise of outstanding warrants.

 Summary Consolidated Financial and Other Data

Summary Consolidated Financial Data

          The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for fiscal 2012, 2013 and 2014 and the consolidated balance sheet data as of June 30, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the three months ended September 30, 2013 and 2014 and the consolidated balance sheet data as of September 30, 2014 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all normal recurring adjustments necessary, in the opinion of management, to summarize the financial positions and results for the period presented. Our historical results are not necessarily indicative of our results to be expected in any future period and the historical results for the three months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the full year. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes, as well as the sections captioned "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
				(unaudited)
	(In thousands)
Consolidated Statements of Operations Data:
Revenues	$75,351	$79,035	$133,217	$30,515	$66,969
Cost of revenues	76,028	74,626	111,246	26,457	52,939

Gross profit (loss)	(677)	4,409	21,971	4,058	14,030

Operating expenses:
Research and development, net	13,783	15,823	18,256	4,136	5,059
Sales and marketing	9,926	12,784	17,792	3,657	5,461
General and administrative	3,074	3,262	4,294	792	1,159

Total operating expenses	26,783	31,869	40,342	8,585	11,679

Operating income (loss)	(27,460)	(27,460)	(18,371)	(4,527)	2,351
Financial (income) expenses	287	612	2,787	777	(516)

Income (loss) before taxes on income	(27,747)	(28,072)	(21,158)	(5,304)	2,867
Taxes on income	36	108	220	7	347

Net income (loss)	$(27,783)	$(28,180)	$(21,378)	$(5,311)	$2,520

	As of September 30, 2014
	Actual	As Adjusted(1)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$34,742	$
Total assets	120,130
Total debt	24,976
Total stockholders' (deficiency)	$(132,571)	$

(1)
Reflects (1) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering, (2) the conversion of all outstanding shares of preferred stock into             shares of common stock and the conversion of outstanding warrants to purchase 563,014 shares of preferred stock into warrants to purchase             shares of common stock, followed immediately by a             -for-1 split of our common stock, immediately prior to the closing of this offering, (3) our sale of             shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting $         in underwriting discounts and commissions and estimated offering expenses of $             and (4) the application of such proceeds, including the repayment of all outstanding indebtedness under a term loan from Kreos Capital IV (Expert Fund) Limited ("Kreos"), under which $5.6 million remained outstanding as of September 30, 2014 and which bears interest at a rate of 11.90% per year, compounded on a monthly basis.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share of common stock would increase or decrease as adjusted cash and cash equivalents by $              million, total assets by $              million, and total stockholders' deficiency by $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

Key Operating Metrics

          We regularly review a number of metrics, including the key operating metrics set forth in the table below, to evaluate our business, measure our performance, identify trends affecting our business, formulate projections and make strategic decisions.

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
Inverters shipped	30,140	36,088	61,999	13,005	31,880
Power optimizers shipped	709,804	890,445	1,357,251	306,901	663,850
Megawatts shipped(1)	174	239	365	77	176

	As of June 30,			As of September 30,
	2012	2013	2014	2013	2014
Systems monitored	12,667	33,097	60,518	38,946	77,815
Megawatts monitored(2)	106	283	554	320	942

(1)
Calculated based on the aggregate nameplate capacity of inverters shipped during the applicable period. Nameplate capacity is the maximum rated power output capacity of an inverter as specified by the manufacturer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Performance Measures"

(2)
Calculated based on the aggregate capacity of the systems being monitored as of the applicable date.

RISK FACTORS

          Investing in our common stock involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks occur, it could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section of this prospectus captioned "Special Note Regarding Forward-Looking Statements and Market Data."

Risks Related to Our Business and Our Industry

We have a history of losses which may continue in the future, and we cannot be certain that we will achieve or sustain profitability.

          We have incurred net losses since our inception. We incurred net losses of $28.2 million and $21.4 million for fiscal 2013 and 2014, respectively. We expect to incur additional costs and expenses related to the continued development and expansion of our business, including in connection with marketing and developing our products, expanding into new product markets and geographies, maintaining and enhancing our research and development operations and hiring additional personnel. In addition, as a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. We do not know whether our revenues will grow rapidly enough to absorb these costs, and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our results of operations.

          Further, revenue growth may slow or revenue may decline for a number of possible reasons, many of which are outside our control, including a decline in demand for our products, increased competition, a decrease in the growth of the solar industry or our market share, or our failure to continue to capitalize on growth opportunities. If we fail to generate sufficient revenue to support our operations, we may not be able to achieve or sustain profitability.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

          We have only been in existence since 2006 and our first full fiscal year of commercial shipments was 2011. Much of our growth has occurred in recent periods. Our limited operating history, combined with the rapidly evolving and competitive nature of our industry, makes it difficult to evaluate our current business and future prospects. In addition, we have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenues and increased expenses as we continue to grow our business. The viability and demand for solar energy solutions, and in turn, our products, may be affected by many factors outside of our control, including:

  •
  cost competitiveness, reliability and performance of solar photovoltaic ("PV") systems compared to conventional and non-solar renewable energy sources and products;

  •
  availability and amount of government subsidies and incentives to support the development and deployment of solar energy solutions;

  •
  the extent to which the electric power industry and broader energy industries are deregulated to permit broader adoption of solar electricity generation;

  •
  prices of traditional carbon-based energy sources;

  •
  levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows; and

  •
  the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products.

          If we do not manage these risks and overcome these difficulties successfully, our business will suffer.

If demand for solar energy solutions does not continue to grow or grows at a slower rate than we anticipate, our business will suffer.

          Our solution is utilized in solar PV installations. As a result, our future success depends on continued demand for solar energy solutions and the ability of solar equipment vendors to meet this demand. The solar industry is an evolving industry that has experienced substantial changes in recent years, and we cannot be certain that consumers and businesses, with respect to distributed solar solutions, or utilities, with respect to utility-scale solar projects, will adopt solar PV systems as an alternative energy source at levels sufficient to grow our business. If demand for solar energy solutions fails to develop sufficiently, demand for our products will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.

The reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity applications could reduce demand for solar PV systems and harm our business.

          Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of solar PV systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments, payments of renewable energy credits associated with renewable energy generation and exclusion of solar PV systems from property tax assessments. The market for on-grid applications, where solar power is used to supplement a customer's electricity purchased from the utility network or sold to a utility under tariff, often depends in large part on the availability and size of government and economic incentives that vary by geographic market. Because our customers' sales are typically into the on-grid market, the reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business. These subsidies and incentives may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as solar energy adoption rates increase or as a result of legal challenges, the adoption of new statutes or regulations or the passage of time. These reductions or terminations often occur without warning. For example, in January 2013, the Arizona Corporation Commission, which oversees local utility rates and renewable energy programs in Arizona, announced suddenly that it would drastically reduce residential purchase incentives and eliminate commercial production incentives.

          In addition, several jurisdictions have adopted renewable portfolio standards, which mandate that a certain portion of electricity delivered by utilities to customers come from a set of eligible renewable energy resources by a certain compliance date. Some programs further specify that a portion of the renewable energy quota must be from solar electricity. Under some programs, a utility can receive a "credit" for renewable energy produced by a third party by either purchasing the electricity directly from the producer or paying a fee to obtain the right to renewable energy generated but used by the generator or sold to another party. A renewable energy credit allows the utility to add this electricity to its renewable portfolio requirement total without actually expending the capital for generating facilities. However, there can be no assurances that such policies will continue. For example, in May 2014, Ohio froze renewable portfolio requirements at current levels. Proposals to extend compliance deadlines, reduce targets or repeal standards have also been introduced in a number of states including California and Colorado. Reduction or elimination of renewable portfolio standards or successful efforts to meet current standards could harm or halt the growth of the solar PV industry and our business.

Changes to net metering policies may significantly reduce demand for electricity from solar PV systems and harm our business.

          Our business benefits from favorable net metering policies in several U.S. states, Canadian provinces and European countries in which our customers operate. Net metering allows a solar PV system owner to pay his or her local electric utility only for power usage net of production from the solar PV system, transforming the conventional relationship between customers and traditional utilities. System owners receive credit for the energy that the solar installation generates to offset energy usage at times when the solar installation is not generating energy. Under a net metering program, the customer typically pays for the net energy used or receives a credit against future bills at the retail rate if more energy is produced than consumed. In some locations, customers are also reimbursed by the electric utility for net excess generation on a periodic basis.

          Most U.S. states have adopted some form of net metering. However, net metering programs have recently come under regulatory scrutiny in some U.S. states due to challenges alleging that net metering policies inequitably shift costs onto non-solar ratepayers by allowing solar ratepayers to sell electricity at rates that are too high for utilities to recoup their fixed costs. Generally, the programs have been upheld in their current form, though some were subject to minor modification and others, including California, have been designated for additional regulatory review in the next few years. We cannot assure you that the programs will not be significantly modified following these reviews.

          If the value of the credit that customers receive for net metering is significantly reduced, end-users may be unable to recognize the same level of cost savings associated with net metering that current end-users enjoy. The absence of favorable net metering policies or of net metering entirely, or the imposition of new charges that only or disproportionately affect end-users that use net metering would significantly limit demand for solar PV systems that are sold by our customers and could have a material adverse effect on our business, financial condition, results of operations and future growth.

Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar PV systems that may significantly reduce demand for our products or harm our ability to compete.

          Federal, state, local and foreign government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing and the interconnection of customer-owned electricity generation, and governments and utilities continuously modify these regulations and policies. These regulations and policies could deter purchases of renewable energy products, including solar PV systems sold by our customers. This could result in a significant reduction in the potential demand for our products. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase the cost to use solar PV systems sold by our customers and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, depending on the region, electricity generated by solar PV systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities' peak hour pricing policies or rate design, such as to a flat rate, could require the price of solar PV systems and their component parts to be lower in order to compete with the price of electricity from the electric grid.

          Changes in current laws or regulations applicable to us or the imposition of new laws and regulations in the U.S., Europe or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government or internal utility regulations and policies that favor electric utilities could reduce the competitiveness of solar PV systems sold by our customers and cause a significant reduction in demand for our products and services. For example, regulators in certain U.S. states have been asked to consider proposals to assess fees on consumers purchasing energy from solar PV systems or imposing a new charge that would disproportionately impact solar PV system owners who utilize net metering, either of which would increase the cost of solar PV energy to those consumers and could reduce demand for our products. Any similar government or utility policies adopted in the future that discourage the growth of solar PV systems could reduce demand for our products and services and adversely impact our growth. In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.

A drop in the retail price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations and prospects.

          Decreases in the retail prices of electricity from the utility grid would make the purchase of solar PV systems less economically attractive and would likely lower sales of our products. The price of electricity derived from the utility grid could decrease as a result of:

  •
  construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy or other generation technologies;

  •
  relief of transmission constraints that enable local centers to generate energy less expensively;

  •
  reductions in the price of natural gas;

  •
  utility rate adjustment and customer class cost reallocation;

  •
  energy conservation technologies and public initiatives to reduce electricity consumption;

  •
  development of smart-grid technologies that lower the peak energy requirements of a utility generation facility;

  •
  development of new or lower-cost energy storage technologies that have the ability to reduce a customer's average cost of electricity by shifting load to off-peak times; and

  •
  development of new energy generation technologies that provide less expensive energy.

          Moreover, technological developments in the solar components industry could allow our competitors and their customers to offer electricity at costs lower than those that can be achieved by us and our customers, which could result in reduced demand for our products.

          If the cost of electricity generated by solar PV installations incorporating our systems is high relative to the cost of electricity from other sources, our business, financial condition and results of operations may be harmed.

An increase in interest rates or tightening of the supply of capital in the global financial markets could make it difficult for customers to finance the cost of a solar PV system and could reduce the demand for our products.

          Many end-users depend on financing to fund the initial capital expenditure required to develop, build or purchase a solar PV system. As a result, an increase in interest rates, or a reduction in the supply of project debt financing or tax equity investments, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers or their customers to secure the financing necessary to develop, build, purchase or install a solar PV system on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our net sales. In addition, we believe that a significant percentage of end-users install solar PV systems as an investment, funding the initial capital expenditure through financing. An increase in interest rates could lower an investor's return on investment on a solar PV system, increase equity return requirements or make alternative investments more attractive relative to solar PV systems, and, in each case, could cause these end-users to seek alternative investments.

The market for our products is highly competitive and we expect to face increased competition as new and existing competitors introduce power optimizer, inverter and solar PV system monitoring products, which could negatively affect our results of operations and market share.

          The market for solar PV solutions is highly competitive. We principally compete with traditional inverter manufacturers as well as microinverter manufacturers. Currently, our DC optimized inverter system competes with products from traditional inverter manufacturers, such as SMA Solar Technology AG, ABB Ltd. (previously Power-One Inc.) and KACO new energy GmbH, and microinverter manufacturers, such as Enphase Energy, Inc., as well as emerging technology companies offering alternative optimizer, microinverter or other MLPE products. SMA Solar Technology AG and ABB Ltd. have recently introduced or announced plans to introduce microinverter products. In addition, several new entrants to the MLPE market, including low-cost Asian manufacturers, have recently announced plans to ship or have already shipped products in markets in which we sell our products. We expect competition to intensify as new and existing competitors enter the MLPE market.

          Several of our existing and potential competitors are significantly larger, have greater financial, marketing, distribution, customer support and other resources, are longer established, and have better brand recognition. Further, certain competitors may be able to develop new products more quickly than us, may partner with other competitors to provide combined technologies and competing solutions and may be able to develop products that are more reliable or that provide more functionality than ours. In addition, some of our competitors have the financial resources to offer competitive products at aggressive or below-market pricing levels, which could cause us to lose sales or market share or require us to lower prices for our products in order to compete effectively. If we have to reduce our prices by more than we anticipated, or if we are unable to offset any future reductions in our average selling prices by increasing our sales volume, reducing our costs and expenses or introducing new products, our revenues and gross profit would suffer.

Developments in alternative technologies or improvements in distributed solar energy generation may have a material adverse effect on demand for our offerings.

          Significant developments in alternative technologies, such as advances in other forms of distributed solar PV power generation, storage solutions such as batteries, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of centralized power production may have a material adverse effect on our business and prospects. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

Our industry has historically been cyclical and experienced periodic downturns.

          Our future success partly depends on continued demand for solar PV systems in the end-markets we serve, including the residential and commercial sectors in the United States and Europe. The solar industry has historically been cyclical and has experienced periodic downturns which may affect the demand for equipment that we manufacture. The solar industry has undergone challenging business conditions in recent years, including downward pricing pressure for PV modules, mainly as a result of overproduction, and reductions in applicable governmental subsidies, contributing to demand decreases. Although the solar industry is experiencing a slow recovery, there is no assurance that the solar industry will not suffer significant downturns in the future, which will adversely affect demand for our solar products and our results of operations.

Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

          Although our products meet our stringent quality requirements, they may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition and results of operations.

          Furthermore, defective components may give rise to warranty, indemnity or product liability claims against us that exceed any revenue or profit we receive from the affected products. We offer a minimum 12-year limited warranty for our inverters and a 25-year limited warranty for our power optimizers. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions. As a result, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we do have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent future products are not compatible with earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expense to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition.

          If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management's attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our products. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, or difficulties in planning expenses, which will adversely affect our business and financial condition.

          Our products are manufactured according to our estimates of customer demand, which requires us to make multiple forecasts and assumptions relating to demand from solar PV installers and distributors, their end customers and general market conditions. Because we sell a large portion of our products to larger solar installers and various distributors, who in turn sell to local installers, who in turn sell to their end customers, the system owner, we have limited visibility as to end customer demand and it is difficult to forecast future end-user demand to plan our operations. If we overestimate demand for our products, or if purchase orders are cancelled or shipments are delayed, we may have excess inventory that we cannot sell. Conversely, if we underestimate demand, we may not have sufficient inventory to meet end customer demand or to ramp up production at our contract manufacturers in a timely manner, or we could incur additional costs, lose market share, damage relationships with our distributors and end customers and forego potential revenue opportunities. For example, in fiscal 2014, unexpectedly high customer demand forced us to shorten transportation time from our factories in China and Hungary by using air freight rather than less expensive ocean freight.

We depend upon a small number of outside contract manufacturers. Our operations could be disrupted if we encounter problems with these contract manufacturers.

          We do not have internal manufacturing capabilities, and currently rely upon two contract manufacturers to build all of our products. Our reliance on a small number of contract manufacturers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs.

          The revenues that our contract manufacturers generate from our orders represent a relatively small percentage of their overall revenues. As a result, fulfilling our orders may not be considered a priority in the event of constrained ability to fulfill all of their customer obligations in a timely manner. In addition, the facilities in which our products are manufactured are located outside of the U.S., currently in China and Hungary. The location of these facilities outside of key markets such as the U.S. increases shipping time, thereby causing a long lead time between manufacturing and delivery.

          If any of our contract manufacturers were unable or unwilling to manufacture our products in required volumes and at high quality levels or renew existing terms under supply agreements, we would have to identify, qualify and select acceptable alternative contract manufacturers. An alternative contract manufacturer may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers or increase our shipping costs to make up for delays in manufacturing, which in turn could reduce our revenues, harm our relationships with our customers and damage our reputation with local installers and potential end-users and cause us to forego potential revenue opportunities.

We may experience delays, disruptions or quality control problems in our manufacturing operations.

          Our product development, manufacturing and testing processes are complex and require significant technological and production process expertise. Such processes involve a number of precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our production line until the errors can be researched, identified and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering and production techniques, and/or expand our capacity. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, increased production and logistics costs and delays. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

We depend on a limited number of suppliers for key components and raw materials in our products to adequately meet anticipated demand. Due to the limited number of such suppliers, any cessation of operations or production or any shortage, delay, price change, imposition of tariffs or duties or other limitation on our ability to obtain the components and raw materials we use could result in sales delays, cancellations and loss of market share.

          We depend on limited or single source suppliers for certain key components and raw materials used to manufacture our products, making us susceptible to quality issues, shortages and price changes. Any of these limited or single source suppliers could stop producing our components or supplying our raw materials, cease operations or be acquired by, or enter into exclusive arrangements with, one or more of our competitors. As a result, these suppliers could stop selling to us at commercially reasonable prices, or at all. Because there are a limited number of suppliers of solar PV system components and raw materials used to manufacture our products, it may be difficult to quickly identify alternate suppliers or to qualify alternative components or raw materials on commercially reasonable terms, and our ability to satisfy customer demand may be adversely affected. Transitioning to a new supplier or redesigning a product to accommodate a new component manufacturer would result in additional costs and delays. These outcomes could harm our business or financial performance.

          Any interruption in the supply of limited source components or raw materials for our products would adversely affect our ability to meet scheduled product deliveries to our customers, could result in lost revenue or higher expenses and would harm our business.

Failure by our contract manufacturers or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.

          We do not control our contract manufacturers or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of a supplier's labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and harm our business.

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations, resulting in a decline in the price of our common stock.

          Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past as a result of seasonal fluctuations in our customers' business. For example, our customers' and end-users' ability to install solar energy systems is affected by weather, as for example during the winter months in Europe and the northeastern U.S. Such installation delays can impact the timing of orders for our products. Further, given that we are an early-stage company operating in a rapidly growing industry, the true extent of these fluctuations may have been masked by our recent growth rates and consequently may not be readily apparent from our historical results of operations and may be difficult to predict. Our financial performance, sales, working capital requirements and cash flow may fluctuate, and our past quarterly results of operations may not be good indicators of future performance. Any substantial decrease in revenues would have an adverse effect on our financial condition, results of operations, cash flows and stock price.

We rely on distributors and large installers to assist in selling our products, and the failure of these customers to perform as expected could reduce our future revenue.

          We currently sell a substantial percentage of our products through distributors, who in turn sell to local installers, and through direct sales to large installers. We do not have exclusive arrangements with these third party distributors and large installers. Many of our distributors also market and sell products from our competitors, and all of our large installer customers also use products from our competitors. These distributors and large installers may terminate their relationships with us at any time and with little or no notice. Further, these distributors and large installers may fail to devote resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect, or may focus their marketing and sales efforts on products of our competitors. Termination of agreements with current distributors or large installers, failure by these distributors or large installers to perform as expected, or failure by us to cultivate new distributor or large installer relationships, could hinder our ability to expand our operations and harm our revenue and results of operations.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

          Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members and officers.

          As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing requirements of the NASDAQ Global Market, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees in preparation for these heightened requirements, we may need to hire more employees in the future which would increase our costs and expenses.

          We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance and we may have to choose between reduced coverage or substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

          Our success depends to a significant degree on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. We have applied for patents in the U.S., Europe and China, some of which have been issued. We cannot guarantee that any of our pending applications will be approved or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology, and any failure to obtain such approvals or finding that our intellectual property rights are invalid or unenforceable could force us to, among other things, rebrand or re-design our affected products. In countries where we have not applied for patent protection or where effective intellectual property protection is not available to the same extent as in the U.S., we may be at greater risk that our proprietary rights will be misappropriated, infringed or otherwise violated.

Third parties may assert that we are infringing upon their intellectual property rights, which could divert management's attention, cause us to incur significant costs and prevent us from selling or using the technology to which such rights relate.

          Our competitors and other third parties hold numerous patents related to technology used in our industry. From time to time we may also be subject to claims of intellectual property right infringement and related litigation, and, if we gain greater recognition in the market, we face a higher risk of being the subject of claims that we have violated others' intellectual property rights. Regardless of their merit, responding to such claims can be time consuming, can divert management's attention and resources and may cause us to incur significant expenses in litigation or settlement. While we believe that our products and technology do not infringe in any material respect upon any valid intellectual property rights of third parties, we cannot be certain that we would be successful in defending against any such claims. If we do not successfully defend or settle an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands. To avoid a prohibition, we could seek a license from the applicable third party, which could require us to pay significant royalties, increasing our operating expenses. If a license is not available at all or not available on reasonable terms, we may be required to develop or license a non-violating alternative, either of which could require significant effort and expense. If we cannot license or develop a non-violating alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Any of these results would adversely affect our business, financial condition and results of operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

          We enter into agreements with our employees pursuant to which they agree that any inventions created in the scope of their employment or engagement are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the "Patent Law"), inventions conceived by an employee during the scope of his or her employment with a company are regarded as "service inventions," which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the "Committee"), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Recent decisions by the Committee and the Israeli Supreme Court have created uncertainty in this area, as the Israeli Supreme Court held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration. Although our employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for such acknowledgement. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The loss of, or events affecting, one of our major customers could reduce our sales and have a material adverse effect on our business, financial condition and results of operations.

          For fiscal 2014, SolarCity Corporation, the largest independent solar power provider in the U.S., and Krannich Solar Group, one of the leading solar PV distributors worldwide, accounted for 19.1% and 7.8% of our revenues, respectively. Our next 5 largest customers for fiscal 2014, together, accounted for 14.7% of our revenues. Our customers' decisions to purchase our products are influenced by a number of factors outside of our control, including retail energy prices and government regulation and incentives, among others. In addition, these customers may decide to no longer use our products and services for other reasons which may be out of our control. Although we have agreements with some of our largest customers, these agreements do not have long-term purchase commitments and are generally terminable by either party after a relatively short notice period. The loss of, or events affecting, one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

Our planned expansion into new markets could subject us to additional business, financial and competitive risks.

          In fiscal 2014, we sold our products to approximately 200 direct customers in 38 countries, including the U.S., Australia, Belgium, Canada, China, France, Germany, Israel, Italy, Japan, the Netherlands and the United Kingdom. We intend to introduce new products targeted at large commercial and utility-scale installations and to expand into other international markets. Our success in these new product and geographic markets will depend on a number of factors, including our ability to develop solutions to address the requirements of the large commercial and utility-scale solar PV markets, timely qualification and certification of new products for large commercial and utility-scale solar PV installations, acceptance of power optimizers in solar PV markets in which they have not traditionally been used and our ability to manage increased manufacturing capacity and production.

          Further, these solar PV markets have different characteristics from the markets in which we currently sell products, and our success will depend on our ability to adapt properly to these differences. These differences may include differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties or other trade restrictions, limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA").

          Failure to develop and introduce these new products successfully or to otherwise manage the risks and challenges associated with our potential expansion into new product and geographic markets could adversely affect our revenues and our ability to achieve or sustain profitability.

If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

          We have experienced significant growth in recent periods with our annual product sales growing rapidly from approximately 8,400 inverters and approximately 181,000 power optimizers in fiscal 2011, our first full fiscal year of commercial shipments, to annual product sales exceeding 61,000 inverters and 1.3 million power optimizers in fiscal 2014. We intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base and scale and otherwise improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations.

          Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

Covenants in our credit facilities may limit our flexibility in responding to business opportunities and competitive developments and increase our vulnerability to adverse economic or industry conditions.

          We have a revolving line of credit from Silicon Valley Bank ("SVB") and a term loan from Kreos Capital IV (Expert Fund) Limited ("Kreos"). As of September 30, 2014, we had an aggregate of $25.0 million outstanding under these credit facilities. Both credit facilities restrict our ability to take certain actions such as borrow money, grant liens, pay dividends, dispose of assets, or engage in certain transactions. Our credit agreement with SVB also requires us to maintain certain EBITDA and liquidity levels. These restrictions may limit our flexibility in responding to business opportunities, competitive developments and adverse economic or industry conditions. In addition, our obligations under the credit facilities are secured by substantially all of our assets, including all of our intellectual property, which limits our ability to provide collateral for additional financing. Nevertheless, we and our subsidiaries may incur substantial additional debt in the future and any debt instrument we enter into in the future may contain similar restrictions or collateral packages. A breach of any of these covenants, or a failure to pay principal or interest when due, could result in a variety of adverse consequences, including the acceleration of our indebtedness. Our assets and cash flow may not be sufficient to fully repay borrowings if some or all of our indebtedness is accelerated. Acceleration could result in the foreclosure by the lenders on our assets that secure the credit facilities.

          Furthermore, there can be no assurance that we will be able to enter into new debt instruments on acceptable terms. If we are unable to satisfy financial covenants and other terms under existing or new credit arrangements or obtain waivers or forbearance from our lenders or if we are unable to obtain refinancing or new financings for our working capital, equipment and other needs on acceptable terms if and when needed, our business would be adversely affected.

We may not be able to raise additional capital to execute our current or future business strategies on favorable terms, if at all, or without dilution to our stockholders.

          We expect that we may need to raise additional capital to execute our current or future business strategies. However, we do not know what forms of financing, if any, will be available to us. Some financing activities in which we may engage could cause your equity interest in the Company to be diluted, which could cause the value of your stock to decrease. If financing is not available on acceptable terms, if and when needed, our ability to fund our operations, expand our research and development and sales and marketing functions, develop and enhance our products, respond to unanticipated events, including unanticipated opportunities, or otherwise respond to competitive pressures would be significantly limited. In any such event, our business, financial condition and results of operations could be materially harmed, and we may be unable to continue our operations.

Fluctuations in currency exchange rates may negatively impact our financial condition and results of operations.

          Although our financial results are reported in U.S. dollars, U.S. dollar revenues accounted for only 56% of our revenues in fiscal 2014. In addition, a significant portion of our operating expenses are accrued in New Israeli Shekels (primarily related to payroll) and, to a lesser extent, the Euro and other currencies. Our profitability is affected by movements of the U.S. dollar against the Euro, and, to a lesser extent, the New Israeli Shekel and other currencies in which we generate revenues, incur expenses and maintain cash balances. Foreign currency fluctuations may also affect the prices of our products. Our prices are denominated primarily in U.S. dollars. If there is a significant devaluation of a particular currency, the prices of our products will increase relative to the local currency and may be less competitive. Despite our efforts to minimize foreign currency risks, primarily by entering into forward hedging transactions to sell Euro for U.S. dollars at a predefined rate, and maintaining cash balances in New Israeli Shekels, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the Euro and, to a lesser extent, the New Israeli Shekel and other currencies, against the U.S. dollar could have an adverse effect on our profitability and financial condition.

Any unauthorized access to, or disclosure or theft of personal information we gather, store or use could harm our reputation and subject us to claims or litigation.

          We receive, store and use certain personal information of our customers, and the end-users of our customers' solar PV systems, including names, addresses, e-mail addresses, credit information and energy production statistics. We also store and use personal information of our employees. We take steps to protect the security, integrity and confidentiality of the personal information we collect, store and transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we and our suppliers or vendors may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures.

          Unauthorized use or disclosure of, or access to, any personal information maintained by us or on our behalf, whether through breach of our systems, breach of the systems of our suppliers or vendors by an unauthorized party, or through employee or contractor error, theft or misuse, or otherwise, could harm our business. If any such unauthorized use or disclosure of, or access to, such personal information were to occur, our operations could be seriously disrupted and we could be subject to demands, claims and litigation by private parties, and investigations, related actions, and penalties by regulatory authorities. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.

We could be adversely affected by any violations of the FCPA, the U.K. Bribery Act and other foreign anti-bribery laws.

          The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into, many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our entry into certain jurisdictions requires substantial government contact where norms can differ from U.S. standards. It is possible that our employees, subcontractors, agents and partners may take actions in violation of our policies and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation.

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to develop, produce and sell our products.

          Although we are incorporated in Delaware, our headquarters and research and development center are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect us. Israel has been involved in a number of armed conflicts and has been the target of terrorist activity. Rocket fire from the Gaza Strip, including against civilian targets, has occurred on an irregular basis, disrupting day-to-day civilian activity and negatively affecting business conditions. Any future armed conflict, political instability or violence in the region may impede our ability to manage our business effectively or to engage in research and development, or may otherwise adversely affect our business or operations. In the event of war, we and our Israeli products subcontractors and suppliers may cease operations, which may cause delays in the distribution and sale of our products. Some of our directors, executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli military and are subject to being called for additional active duty under emergency circumstances. In the event that our principal executive office is damaged as a result of hostile action, or hostilities otherwise disrupt the ongoing operation of our offices, our ability to operate could be materially adversely affected.

          Additionally, several countries, principally in the Middle East, restrict doing business with Israeli companies, and additional countries and groups may impose similar restrictions if hostilities in Israel or political instability in the region continue or increase. If recent regime changes and civil wars in neighboring states result in the establishment of fundamentalist Islamic regimes or governments more hostile to Israel, or if Egypt or Jordan abrogates its respective peace treaty with Israel, Israel could be subject to additional political, economic and military confines, and our operations and ability to sell our products to countries in the region could be materially adversely affected. These restrictions may limit materially our ability to obtain manufactured components and raw materials or to sell our products.

          Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could have a material adverse effect on our business, financial condition and results of operations.

The tax benefits that are available to us under Israeli law require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

          Our Israeli subsidiary is eligible for certain tax benefits provided to "Benefited Enterprises" under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law".) In order to remain eligible for the tax benefits for "Benefited Enterprises" we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates and we may be required to refund any tax benefits that we have already received, plus interest and penalties thereon. The standard corporate tax rate for Israeli companies was increased to 25% in 2012 and 2013 and further increased to 26.5% for 2014 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations.

The terms of Israeli government grants that we have received restrict our ability to transfer technologies outside of Israel, and we may be required to pay penalties in such a case or upon the sale of our Company.

          From January through September 30, 2014, we received a total of $0.5 million from the Office of the Chief Scientist in the Israel Ministry of Economy ("OCS"). We expect to receive additional grants to support our research and development activities in fiscal 2015. The terms of these grants require us to pay royalties at a rate of 4% to 4.5% on sales of products developed under these grants, up to the total grant amount, linked to the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits. Even after payment in full, we will still be required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 1984 (the "R&D Law"), and related regulations, with respect to those past grants. When a company develops know-how, technology or products under an OCS grant, the grant terms and the R&D Law restrict the transfer outside of Israel of such know-how without the prior approval of the OCS. Consequently, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how related to those aspects of our technologies. The OCS may impose conditions on any arrangement under which it permits us to transfer technology or development out of Israel or may not grant such approval at all.

          Any transfer of OCS-supported technology or know-how outside of Israel may require payment of significant amounts to the OCS, depending on the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) would be reduced by any amounts that we are required to pay to the OCS.

It may be difficult to enforce a judgment of a U.S. court against our officers and directors, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

          The majority of our directors and executive officers reside outside of the U.S., and most of our assets and most of the assets of these persons are located outside of the U.S. Consequently, a judgment obtained against any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. It also may be difficult for you to effect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court hears a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Further, an Israeli court may not enforce a judgment awarded by a U.S. or other non-Israeli court. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses these matters. As a result of the difficulty associated with enforcing a judgment against any of these persons in Israel, you may not be able to obtain or enforce a judgment against many of our directors and executive officers.

Risks Related to this Offering and Our Common Stock

An active, liquid trading market for our common stock may not develop.

          Prior to this offering, there has not been a public market for our common stock. Although we expect to list our common stock on the NASDAQ Global Market, we cannot predict whether an active public market for our common stock will develop or be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling or may not be able to sell any of the shares of our common stock that you purchase.

We cannot assure you that our stock price will not decline or not be subject to significant volatility after this offering.

          The market price of our common stock could be subject to significant fluctuations after this offering. The price of our stock may change in response to fluctuations in our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry, many of which are beyond our control. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. Among other factors that could affect our stock price are:

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  changes in laws or regulations applicable to our industry or offerings;

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  speculation about our business in the press or the investment community;

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  price and volume fluctuations in the overall stock market;

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  volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

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  share price and volume fluctuations attributable to inconsistent trading levels of our shares;

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  our ability to protect our intellectual property and other proprietary rights;

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  sales of our common stock by us or our significant stockholders, officers and directors;

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  the expiration of contractual lock-up agreements;

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  the development and sustainability of an active trading market for our common stock;

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  success of competitive products or services;

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  the public's response to press releases or other public announcements by us or others, including our filings with the Securities and Exchange Commission (the "SEC"), announcements relating to litigation or significant changes to our key personnel;

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  the effectiveness of our internal controls over financial reporting;

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  changes in our capital structure, such as future issuances of debt or equity securities;

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  our entry into new markets;

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  tax developments in the U.S., Europe or other markets;

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  strategic actions by us or our competitors, such as acquisitions or restructurings; and

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  changes in accounting principles.

          Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our common stock to decline.

          We cannot assure you that you will be able to resell any of your shares of our common stock at or above the initial public offering price. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market, if a trading market develops, after this offering. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment.

The price of our common stock could decline if securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us.

          The trading of our common stock is likely to be influenced by the reports and research that industry or securities analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities or industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would be negatively affected. If we obtain securities or industry analyst coverage but one or more analysts downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more securities or industry analysts ceases to cover the Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

          Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales may occur, could depress the market price of our common stock. Our executive officers and directors and certain of our equity holders have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our common stock or any options or warrants to purchase any shares of our common stock, or securities convertible into, exchangeable for, or that represent the right to receive, shares of our common stock, subject to specified limited exceptions described elsewhere in this prospectus, during the period ending 180 days after the date of the final prospectus, except with the prior written consent of the representatives of the underwriters. Immediately prior to the closing of this offering, all outstanding shares of preferred stock will be converted into              shares of common stock and the outstanding warrants to purchase 563,014 shares of preferred stock will be converted into warrants to purchase             shares of common stock, which will be followed immediately by a             -for-1 split of our common stock. Our certificate of incorporation, as expected to be in effect upon the completion of this offering, will authorize us to issue up to             shares of common stock, of which             shares of common stock will be outstanding,              shares of common stock will be issuable upon the exercise of outstanding stock options as of             , 2014 and              shares of common stock will be issuable upon the exercise of outstanding warrants as of              , 2014. Of the outstanding shares, a total of             shares of common stock that are deemed "restricted securities" will not be subject to the lock-up agreements or the market stand-off provisions in our investors' rights agreement with our founders and the holders of our convertible preferred stock and an additional,             shares of common stock will be freely tradable after the expiration date of the lock-up agreements, excluding any acquired by persons who may be deemed to be our affiliates. Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. See "Underwriting."

          Upon the completion of this offering, the holders of an aggregate of             shares of our common stock and             shares of common stock issuable upon the exercise of outstanding warrants, based on shares of common stock and warrants outstanding as of             , or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our new 2014 Global Incentive Plan and 2014 Employee Stock Purchase Plan or subject to outstanding awards granted under our 2007 Global Incentive Plan. See the information under the heading "Shares Available for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of this offering. Sales of our common stock pursuant to these registration rights or this registration statement may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

          If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share because the initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution would result because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances, the exercise of stock options to purchase common stock granted to our employees and directors under our stock option and equity incentive plans or the exercise of warrants to purchase common stock. See "Dilution."

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

          Our management will have broad discretion to use the net proceeds we receive from this offering and you will be relying on its judgment regarding the application of these proceeds.

          As discussed under "Use of Proceeds", we intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital, expansion of our business into additional markets and repayment of debt. Management may not apply the net proceeds of this offering in ways that increase the value of your investment.

As an emerging growth company within the meaning of the Securities Act, we may utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our common stock less attractive to investors.

          We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies" including not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute compensation not previously approved. We have in this prospectus utilized, and we may in future filings with the SEC continue to utilize, the modified disclosure requirements available to emerging growth companies. As a result, our stockholders may not have access to certain information they may deem important.

          In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

          Following this offering, we could remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a "large accelerated filer," as defined under the Exchange Act.

Provisions in our certificate of incorporation and by-laws, as amended and restated in connection with the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management.

          Our certificate of incorporation and by-laws will contain provisions that could depress the trading price of our common stock by discouraging, delaying or preventing a change of control of our Company or changes in our management that the stockholders of our Company may believe advantageous. These provisions include:

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  authorizing "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

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  providing for a classified board of directors with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

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  not providing for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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  limiting the ability of stockholders to call a special stockholder meeting;

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  prohibiting stockholders from acting by written consent;

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  establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

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  the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon, voting together as a single class;

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  providing that our board of directors is expressly authorized to amend, alter, rescind or repeal our by-laws; and

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  requiring the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of common stock, voting as a single class, to amend provisions of our certificate of incorporation relating to the management of our business, our board of directors, stockholder action by written consent, advance notification of stockholder nominations and proposals, calling special meetings of stockholders, forum selection and the liability of our directors, or to amend, alter, rescind or repeal our by-laws.

          In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder becomes an "interested" stockholder. For a description of our capital stock, see "Description of Capital Stock."

We do not intend to pay any cash dividends on our common stock in the foreseeable future.

          We have never declared or paid any dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. In addition, the terms of our debt instruments impose restrictions on our ability to declare dividends on our common stock. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and provisions of our debt instruments and organizational documents, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock.

If we fail to establish and maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on our business, financial condition and results of operations.

          Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and requires attestations of the effectiveness of internal controls by independent auditors. We would be required to perform the annual review and evaluation of our internal controls no later than for fiscal 2016. We initially expect to qualify as an emerging growth company, and thus, we would be exempt from the auditors' attestation requirement until such time as we no longer qualify as an emerging growth company. Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable NASDAQ Global Market requirements, among other items. Establishing these internal controls will be costly and may divert management's attention.

          Evaluation by us of our internal controls over financial reporting may identify material weaknesses that may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of NASDAQ Global Market rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could have a material adverse effect on our business, financial condition and results of operations and could also lead to a decline in the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

          This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections captioned "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview" and "Business." Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, technology developments, financing and investment plans, dividend policy, competitive position, industry and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as "anticipate," "believe," "could," "seek," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" or similar expressions and the negatives of those terms.

          Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

          Important factors that could cause actual results to differ materially from our expectations include:

  •
  our history of losses, which may continue in the future;

  •
  our limited operating history, which makes it difficult to predict future results;

  •
  future demand for solar energy solutions;

  •
  changes to net metering policies or the reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity applications;

  •
  federal, state and local regulations governing the electric utility industry with respect to solar energy;

  •
  the retail price of electricity derived from the utility grid or alternative energy sources;

  •
  interest rates and supply of capital in the global financial markets;

  •
  competition, including introductions of power optimizer, inverter and solar PV system monitoring products by our competitors;

  •
  developments in alternative technologies or improvements in distributed solar energy generation;

  •
  historic cyclicality of industry and periodic downturns;

  •
  defects or performance problems in our products;

  •
  our ability to forecast demand for our products accurately and to match production with demand;

  •
  our dependence upon a small number of outside contract manufacturers;

  •
  capacity constraints, delivery schedules, manufacturing yields and costs of our contract manufacturers and availability of components;

  •
  delays, disruptions and quality control problems in manufacturing;

  •
  shortages, delays, price changes or cessation of operations or production affecting our suppliers of key components;

  •
  business practices and regulatory compliance of our raw material suppliers;

  •
  performance of distributors and large installers in selling our products;

  •
  our ability to retain key personnel and attract additional qualified personnel;

  •
  our ability to maintain our brand and to protect and defend our intellectual property;

  •
  our ability to retain, and events affecting, our major customers;

  •
  our ability to manage effectively the growth of our organization and expansion into new markets;

  •
  our ability to raise additional capital on favorable terms or at all;

  •
  fluctuations in currency exchange rates;

  •
  unrest, terrorism or armed conflict in Israel;

  •
  general economic conditions in our domestic and international markets; and

  •
  the other factors set forth under "Risk Factors."

          Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

          We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections captioned "Prospectus Summary," "Industry Overview" and "Business." We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications. Industry forecasts are based on industry surveys and the preparer's expertise in the industry and there can be no assurance that any of the industry forecasts will be achieved. We believe these data are reliable, but we have not independently verified the accuracy of this information. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

 USE OF PROCEEDS

          We estimate that we will receive net proceeds of approximately $             from our sale of the             shares of common stock offered by us in this offering (or $             if the underwriters exercise in full their option to purchase additional shares of common stock from us), based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting $             in estimated underwriting discounts and commissions and estimated offering expenses of $             to be paid by us.

          Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, net proceeds to us from the offering by approximately $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting an incremental $             in underwriting discounts and commissions.

          The principal reasons for this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. We currently intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital, expansion of our business into additional markets and repayment of debt. In particular, we intend to apply a portion of the net proceeds to repay all outstanding indebtedness under the Kreos term loan, under which $5.6 million remained outstanding as of September 30, 2014 and which bears interest at a rate of 11.90% per year, compounded on a monthly basis. Overall, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. We intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government, pending their use as described above.

 DIVIDEND POLICY

          We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. In addition, the terms of our debt instruments prohibit us from paying cash dividends on our common stock. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and provisions of our debt instruments and organizational documents, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2014:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect (1) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering, (2) the conversion of all outstanding shares of preferred stock into             shares of common stock and the conversion of outstanding warrants to purchase 563,014 shares of preferred stock into warrants to purchase             shares of common stock, followed immediately by a             -for-1 split of our common stock, immediately prior to the closing of this offering, (3) our sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting $             in underwriting discounts and commissions and estimated offering expenses of $             and (4) the application of such proceeds, including the repayment of all outstanding indebtedness under the Kreos term loan, under which $5.6 million remained outstanding as of September 30, 2014 and which bears interest at a rate of 11.90% per year, compounded on a monthly basis.

          You should read this table together with the sections of this prospectus captioned "Selected Consolidated Financial and Other Data," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2014
	Actual	As Adjusted(1)
	(In thousands, except share data)
Cash and cash equivalents	$34,742	$

Total debt	$24,976	$
Preferred stock, $0.0001 par value; 89,720,955 shares authorized, 83,998,112 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	$138,678		$0
Stockholders' equity (deficiency):
Common stock, $0.0001 par value; 125,000,000 shares authorized, 8,439,115 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	$1	$
Additional paid-in capital	6,205
Accumulated other comprehensive loss	(186)		(186)
Accumulated deficit	(138,591)

Total stockholders' (deficiency)	$(132,571)	$

Total capitalization	$31,083	$

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, net proceeds to us from the offering by approximately $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting an incremental $             in underwriting discounts and commissions.

          The actual number of shares of common stock to be outstanding following this offering is based on             shares of common stock outstanding as of September 30, 2014 and excludes as of September 30, 2014:

  •
               shares of common stock issuable upon the exercise of outstanding stock options under our 2007 Global Incentive Plan, at a weighted-average exercise price of $             per share;

  •
               shares of common stock reserved for future grants or for sale under our compensatory stock plans; and

  •
               shares of common stock issuable upon the exercise of outstanding warrants.

 DILUTION

          Investors purchasing our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

          Historical net tangible book value per share represents our total tangible assets (total assets excluding deferred issuance costs) less total liabilities (excluding (i) deferred revenues related to warranty extensions and our cloud-based monitoring platform and (ii) liability relating to warrants to purchase convertible preferred stock), divided by the number of shares of outstanding common stock. After giving effect to (1) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering, (2) the conversion of all outstanding shares of preferred stock into             shares of common stock and the conversion of outstanding warrants to purchase 563,014 shares of preferred stock into warrants to purchase             shares of common stock, followed immediately by a             -for-1 split of our common stock, immediately prior to the closing of this offering, (3) the issuance of             shares of common stock in this offering, (4) the receipt of the net proceeds from the sale of shares of common stock in this offering by us at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting $             in underwriting discounts and commissions and estimated offering expenses of $             and (5) the repayment of all outstanding indebtedness under the Kreos term loan, under which $5.6 million remained outstanding as of September 30, 2014 and which bears interest at a rate of 11.90% per year, compounded on a monthly basis as described in the section of this prospectus captioned "Use of Proceeds", the pro forma as adjusted net tangible book value as of September 30, 2014 would have been approximately $             , or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing common stock in this offering.

          The following table illustrates this dilution on a per share basis to new investors.

Assumed initial public offering price per share			$
Historical net tangible book value per share as of September 30, 2014		$1.39
Pro forma decrease in net tangible book value per share as of September 30, 2014(1)		$(1.26)
Pro forma net tangible book value per share as of September 30, 2014		$0.13
Increase in net tangible book value per share attributable to investors participating in this offering	$

Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering
Dilution per share to new investors participating in this offering			$

(1)
After giving effect to the conversion of all outstanding shares of preferred stock.

          Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors by approximately $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting an incremental $             in underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase (decrease) of             in the number of shares offered by us would increase

(decrease) total consideration paid by new investors by $             , assuming that the assumed initial public offering price remains the same, and after deducting an incremental $              in underwriting discounts and commissions.

          The following table summarizes, on a pro forma as adjusted basis as of September 30, 2014, the differences between the number of shares of common stock purchased from us and the total consideration and the weighted-average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $             per share, after deducting $             in underwriting discounts and commissions and estimated offering expenses of $             (in thousands, except share and per share amounts):

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Assuming no exercise of the underwriters' option to purchase additional shares:
Existing stockholders(1)		%	$	%	$
New investors(1)

Total		100.0%		100.0%

Assuming full exercise of the underwriters' option to purchase additional shares:
Existing stockholders		%	$	%	$
New investors

Total		100.0%		100.0%

(1)
The foregoing tables and calculations exclude (i)              outstanding shares of common stock issuable upon the exercise of outstanding stock options under our 2007 Global Incentive Plan, at a weighted-average exercise price of $             per share and (ii) warrants to purchase             shares of preferred stock at a weighted average exercise price of $             per share. To the extent that these options or warrants are exercised, there will be further dilution to new investors. If all of such outstanding options and warrants had been exercised as of September 30, 2014, the as adjusted net tangible book value per ordinary share after this offering would be $             , and total dilution per ordinary share to new investors would be $             .

          The actual number of shares of common stock to be outstanding following this offering is based on             shares of common stock outstanding as of September 30, 2014 and excludes:

  •
               shares of common stock issuable upon the exercise of outstanding stock options under our 2007 Global Incentive Plan, at a weighted-average exercise price of $             per share;

  •
               shares of common stock reserved for future grants or for sale under our compensatory stock plans; and

  •
               shares of common stock issuable upon the exercise of outstanding warrants.

          To the extent that new options are issued under our compensatory stock plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

          The following table summarizes, on a pro forma as adjusted basis as of September 30, 2014, the differences between the number of shares of common stock purchased from us and the total consideration and the weighted-average price per share paid by existing stockholders and by

investors participating in this offering at an assumed initial public offering price of $             per share, assuming the exercise of all outstanding warrants and options, after deducting $             in underwriting discounts and commissions and estimated offering expenses of $             (in thousands, except share and per share amounts):

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Assuming the exercise of all outstanding warrants and options and no exercise of the underwriters' option to purchase additional shares:
Existing stockholders		%	$	%	$
Outstanding options and warrants

New investors

Total		100.0%		100.0%

Assuming full exercise of all outstanding warrants, options and the underwriters' option to purchase additional shares:
Existing stockholders		%	$	%	$
Outstanding options and warrants

New investors

Total		100.0%		100.0%

 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Consolidated Financial Data

          The selected consolidated statement of operations data for each of fiscal 2012, 2013 and 2014 and the selected consolidated balance sheet data as of June 30, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for fiscal 2010 and 2011 and the selected consolidated balance sheet data as of June 30, 2010, 2011 and 2012 are derived from our audited financial statements not included in this prospectus. The selected consolidated statement of operations data for the three months ended September 30, 2013 and 2014 and the selected consolidated balance sheet data as of September 30, 2014 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all normal recurring adjustments necessary, in the opinion of management, to summarize the financial positions and results for the period presented. Our historical results are not necessarily indicative of our results to be expected in any future period and the historical results for the three months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the full year. These selected financial data should be read together with our consolidated financial statements and the related notes, as well as the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	Fiscal Year Ended June 30,					Three Months Ended September 30,
	2010	2011	2012	2013	2014	2013	2014
						(unaudited)
	(In thousands)
Consolidated Statements of Operations Data:
Revenues	$3,936	$23,227	$75,351	$79,035	$133,217	$30,515	$66,969
Cost of revenues	7,379	30,034	76,028	74,626	111,246	26,457	52,939

Gross profit (loss)	(3,443)	(6,807)	(677)	4,409	21,971	4,058	14,030

Operating expenses:
Research and development, net	9,258	10,857	13,783	15,823	18,256	4,136	5,059
Sales and marketing	3,775	5,464	9,926	12,784	17,792	3,657	5,461
General and administrative	1,808	3,543	3,074	3,262	4,294	792	1,159

Total operating expenses	14,841	19,864	26,783	31,869	40,342	8,585	11,679

Operating income (loss)	(18,284)	(26,671)	(27,460)	(27,460)	(18,371)	(4,527)	2,351
Financial (income) expenses	57	1,093	287	612	2,787	777	(516)
Other expenses	54	—	—	—	—	—	—

Income (loss) before taxes on income	(18,395)	(27,764)	(27,747)	(28,072)	(21,158)	(5,304)	2,867
Taxes on income	—	21	36	108	220	7	347

Net income (loss)	$(18,395)	$(27,785)	$(27,783)	$(28,180)	$(21,378)	$(5,311)	$2,520

	At June 30,					At September 30, 2014
	2010	2011	2012	2013	2014
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$751	$3,493	$19,437	$13,142	$9,754	$34,742
Total assets	11,781	19,625	55,894	49,086	74,998	120,130
Total debt	—	—	3,515	12,823	20,244	24,976
Total stockholders' (deficiency)	$(34,009)	$(61,119)	$(87,990)	$(115,014)	$(135,294)	$(132,571)

Key Operating Metrics

          We regularly review a number of metrics, including the key operating metrics set forth in the table below, to evaluate our business, measure our performance, identify trends affecting our business, formulate projections and make strategic decisions.

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
Inverters shipped	30,140	36,088	61,999	13,005	31,880
Power optimizers shipped	709,804	890,445	1,357,251	306,901	663,850
Megawatts shipped(1)	174	239	365	77	176

	As of June 30,			As of September 30,
	2012	2013	2014	2013	2014
Systems monitored	12,667	33,097	60,518	38,946	77,815
Megawatts monitored(2)	106	283	554	320	942

(1)
Calculated based on the aggregate nameplate capacity of inverters shipped during the applicable period. Nameplate capacity is the maximum rated power output capacity of an inverter as specified by the manufacturer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Performance Measures."

(2)
Calculated based on the aggregate capacity of the systems being monitored as of the applicable date.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections of this prospectus captioned "Selected Consolidated Financial Data and Other Data" and "Business" and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections of this prospectus captioned "Special Note Regarding Forward-Looking Statements and Market Data" and "Risk Factors".

Overview

          We are a leading provider of intelligent inverter solutions that are changing the way power is harvested and managed in solar PV systems. Our DC optimized inverter solution maximizes power generation at the individual PV module level while lowering the cost of energy produced by the solar PV system. Our systems allow for superior power harvesting and module management by deploying power optimizers at each PV module while maintaining a competitive system cost by using a simplified DC-AC inverter. Our systems are monitored through our cloud-based monitoring platform that enables lower system operating and maintenance ("O&M") costs. We believe that these benefits, along with our comprehensive and advanced safety features, are highly valued by our customers.

          We are the leader in the global module level power electronics ("MLPE") market according to GTM Research, and as of November 30, 2014, we have shipped approximately 4.4 million power optimizers and 195,000 inverters. Approximately 89,000 installations, many of which may include multiple inverters, are currently connected to, and monitored through, our cloud-based monitoring platform. As of November 30, 2014, we have shipped approximately 1 GW of our DC optimized inverter systems. Our products are sold in approximately 38 countries, and are installed in solar PV systems in 72 countries.

          We primarily sell our products directly to large solar installers and engineering, procurement and construction firms ("EPCs") and indirectly to thousands of smaller solar installers through large distributors and electrical equipment wholesalers. Our sales strategy focuses on top-tier customers in markets where electricity prices, irradiance (amount of sunlight), and government policies make solar PV installations economically viable. We also sell our power optimizers to several PV module manufacturers that offer PV modules with our power optimizer physically embedded into their modules.

          In fiscal 2014, we sold our products to approximately 200 direct customers in 38 countries and as of November 30, 2014, approximately 7,800 indirect customers had registered with us through our cloud-based monitoring platform. With the exception of SolarCity and Krannich Group, which accounted for 19.1% and 7.8% of our revenues in fiscal 2014, respectively, no customer accounted for more than 3.5% of our fiscal 2014 revenues. As a result of the rapid growth of U.S. solar PV installations, the U.S. has become the largest market for our products, accounting for 48.5% of our revenues in fiscal 2014.

          We were founded in 2006 with the goal of addressing the lost power generation potential that is inherent in the use of traditional solar PV inverter technology, thereby increasing the return on investment in solar PV systems. The following is a chronology of some of our key milestones:

  •
  In 2010, we commenced commercial shipments of our power optimizers and inverters to Europe after contracting with Flextronics (Israel) Ltd. (with its affiliates, "Flextronics") to initiate production in Israel.

  •
  In 2011, we commenced sales in the U.S. and expanded our manufacturing capacity by contracting with Jabil Circuit, Inc. to open a larger manufacturing site in Guangzhou, China.

  •
  In 2011, we introduced our second generation power optimizer, based on our second generation ASIC, with a power rating of up to 500 watts and a substantially reduced number of components.

  •
  In 2012, we shipped our millionth power optimizer and increased our sales personnel presence in the U.S. market.

  •
  In 2013, we opened an additional manufacturing site with Flextronics in Hungary to accommodate our accelerated growth, replacing the Flextronics manufacturing site in Israel.

  •
  In 2013, we introduced our third generation power optimizer, based on our third generation ASIC, with a power rating of up to 700 watts and improved heat dissipation capabilities for high reliability and lower cost.

  •
  In 2014, we shipped our three millionth power optimizer.

          We have achieved substantial growth since we commenced commercial shipments in fiscal 2010. Our revenues were $75.4 million, $79.0 million and $133.2 million for fiscal 2012, 2013 and 2014, respectively, and were $30.5 million and $67.0 million for the first three months of fiscal 2014 and 2015, respectively. Gross margins were (0.9)%, 5.6% and 16.5%, for fiscal 2012, 2013 and 2014, respectively, and were 13.3% and 20.9% for the first three months of fiscal 2014 and 2015, respectively. Net losses were $27.8 million, $28.2 million and $21.4 million for fiscal 2012, 2013 and 2014, respectively. Net loss was $5.3 million for the first three months of fiscal 2014 and net income was $2.5 million for the first three months of fiscal 2015.

          We continue to focus on our long-term growth. We believe that our market opportunity is large and that the transition from traditional inverter architecture to DC optimized inverter architecture as the architecture of choice for distributed solar installations globally will continue. We believe that we are well positioned to benefit from this market trend. We intend to continue to invest in sales and marketing to acquire new customers in our existing markets, grow internationally and drive additional revenue. We also plan to expand our product offerings to further penetrate the large commercial and utility segments. We expect to continue to invest in research and development to enhance our product offerings and develop new, cost effective solutions.

          We believe that our strategy results in a lean operating base with low expenses that will enable profitability on lower revenues relative to our competitors. We believe that our sales and marketing, research and development and general and administrative costs will decrease as a percentage of revenue in the long-term as we continue to grow due to economies of scale. With this increased operating leverage, we expect our gross and operating margins to increase in the long-term.

Performance Measures

          In managing our business and assessing financial performance, we supplement the information provided by the financial statements with other operating metrics. These operating metrics are utilized by our management to evaluate our business, measure our performance, identify trends affecting our business and formulate projections. We use metrics relating to yearly shipments (inverters shipped, power optimizers shipped and megawatts shipped) to evaluate our sales performance and to track market acceptance of our products from year to year. We use metrics relating to monitoring (systems monitored and megawatts monitored) to evaluate market acceptance of our products and usage of our solution.

          We provide the "megawatts shipped" metric, which is calculated based on nameplate capacity shipped, to show adoption of our system on a nameplate capacity basis. Nameplate capacity shipped is the maximum rated power output capacity of an inverter and corresponds to our financial results in that higher total capacities shipped are generally associated with higher total revenues. However, revenues increase with each additional unit, not necessarily each additional MW of capacity, sold. Accordingly, we also provide the "inverters shipped" and "power optimizers shipped" operating metrics.

          We calculate systems monitored through our cloud-based monitoring platform, which tracks installations of products shipped by us, if and to the extent that such installations are connected to the monitoring platform. Our shipping metrics correspond to our monitoring metrics, in that higher numbers of units or nameplate capacity shipped are generally associated with higher numbers of systems and megawatts monitored. However, there is a delay between the date in which units are shipped, installed and ultimately connected to the cloud-based monitoring platform. Further, some system owners opt not to connect their systems to the cloud-based monitoring platform, which causes their systems not to be included in "systems monitored" or "megawatts monitored." Because installations contain multiple power optimizers, and some installations contain multiple inverters, the number of installations monitored differs from the number of inverters and power optimizers shipped.

Key Components of Our Results of Operations

          The following discussion describes certain line items in our Consolidated Statements of Operations.

Revenues

          We generate revenues from the sale of DC optimized inverter systems for solar PV installations which include power optimizers, inverters and our cloud-based monitoring software. Our customer base includes large solar installers, distributors, wholesalers, EPCs and PV module manufacturers.

          Our revenues are affected by changes in the volume and average selling prices of our DC optimized inverter systems. The volume and average selling price of our systems is driven by the supply and demand for our products, changes in the product mix between our residential and commercial products, the customer mix between large and small customers, the geographical mix of our sales, sales incentives, end-user government incentives, seasonality and competitive product offerings.

          Our revenue growth is dependent on our ability to expand our market share in each of the geographies in which we compete, expand our global footprint to new evolving markets, grow our production capabilities to meet demand and to continue to develop and introduce new and innovative products that address the changing technology and performance requirements of our customers.

Cost of Revenues and Gross Profit

          Cost of revenues consists primarily of product costs, including purchases from our contract manufacturers and other suppliers as well as costs related to shipping, customer support, product warranty, personnel, depreciation of test and manufacturing equipment, hosting services for our cloud-based monitoring server and other logistics services. Our product costs are affected by technological innovations, such as advances in semiconductor integration and new product introductions, economies of scale resulting in lower component costs, and improvements in production processes and automation. Some of these costs, primarily personnel and depreciation of test and manufacturing equipment, are not directly affected by sales volume.

          We outsource our manufacturing to third-party manufacturers and negotiate product pricing on a quarterly basis. Our third-party manufacturers are responsible for funding the capital expenses incurred in connection with the manufacture of our products, except with regard to end of line testing equipment (which resulted in expenses of $0.4 million and $1.0 million for fiscal 2013 and 2014, respectively). We expect to continue this funding arrangement in the future, with respect to any expansions to such existing lines. We also procure strategic and critical components from various approved vendors on behalf of our contract manufacturers. At times, higher than anticipated demand has exceeded the production capacities of these manufacturers. These production shortfalls, as well as shortages in the supply of certain raw materials, currently require us to use air freight, rather than less expensive ocean freight, to deliver the majority of our products. We believe that the expansion of current manufacturing sites by our contract manufacturers, together with planned North American contract manufacturing sites, will provide sufficient manufacturing capacity by the middle of 2015 to both meet demand and build up enough inventory to reduce significantly the shipment of products by air freight.

          In addition, we are in the process of completing development of our self-designed automated assembly line for our power optimizers at one of our third-party manufacturing sites in an effort to reduce manufacturing costs and continue to increase product reliability. We have designed and are responsible for funding all of the capital expenses associated with this automated assembly line. We expect to invest in additional automated assembly lines in the future, and we will own and be responsible for funding all of the capital expenses incurred in conjuction with such automated assembly lines. The current and expected capital expenses associated with these automated assembly lines are not significant and will be funded out of our cash flows.

          Key components of our logistics supply channel consist of third party and in-house distribution centers in the U.S., Europe and Canada. Finished goods are either shipped to our customers directly from our contract manufacturers or shipped to third party or in-house distribution centers and then finally shipped to our customers.

          Gross profit may vary from quarter to quarter and is primarily affected by our average selling prices, product costs, product mix, customer mix, geographical mix, shipping method, warranty costs and seasonality.

Operating Expenses

          Operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel-related costs are the most significant component of each of these expense categories and include salaries, benefits, payroll taxes, commissions and stock-based compensation. Our full-time employee headcount in our research and development, sales and marketing and general and administrative departments has grown from 167 as of June 30, 2012 to 179 as of June 30, 2013 and to 239 as of June 30, 2014. We expect to continue to hire significant numbers of new employees to support our growth. The timing of these additional hires could materially affect our operating expenses in any particular period, both in absolute dollars and as a percentage of revenue. We expect to continue to invest substantial resources to support our growth and anticipate that each of the following categories of operating expenses will increase in absolute dollar amounts for the foreseeable future.

  Research and development expenses, net

          Research and development expenses, net include personnel-related expenses such as salaries, benefits, stock-based compensation and payroll taxes. Our research and development employees are engaged in the design and development of power electronics, semiconductors, software and power line communications and networking. Our research and development expenses also include third-party design and consulting costs, materials for testing and evaluation, ASIC development and licensing costs, depreciation expense and other indirect costs. We devote substantial resources to ongoing research and development programs that focus on enhancements to and cost efficiencies in our existing products and timely development of new products that utilize technological innovation, thereby maintaining our competitive position.

          Research and development expenses are presented net of the amount of any grants we receive for research and development in the period in which we receive the grant. We previously received grants and other funding from the Binational Industrial Research and Development Foundation and the OCS. Certain of those grants require us to pay royalties on sales of certain of our products, which are recorded as cost of revenues. We may receive additional funding from these entities or other funding requiring payment of similar royalties in the future.

  Sales and marketing expenses

          Sales and marketing expenses consist primarily of personnel-related expenses such as salaries, sales commissions, benefits, payroll taxes and stock-based compensation. These expenses also include travel, fees of independent consultants, trade shows, marketing, costs associated with the operation of our sales offices and other indirect costs. The expected increase in sales and marketing expenses is due to an expected increase in the number of sales and marketing personnel and the expansion of our global sales and marketing footprint, enabling us to increase our penetration of new markets. While most of our sales in fiscal 2012 were in Europe, sales in the U.S. increased during fiscal 2013 and represented 48.5% of our revenues in fiscal 2014. We currently have a sales presence in the U.S., Australia, Canada, China, France, Germany, Italy, Japan, the Netherlands and the U.K. We intend to continue to expand our sales presence to additional countries.

  General and administrative expenses

          General and administrative expenses consist primarily of salaries, employee benefits, payroll taxes and stock-based compensation related to our executives, finance, human resources, information technology and legal organizations, travel expenses, facilities costs, and fees for professional services. Professional services consist of audit, legal, tax, insurance, information technology and other costs. We expect that after completion of this offering, we will incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company.

Non-Operating Expenses

  Financial expenses, net

          Financial expenses, net consist primarily of interest expense, gains or losses from foreign currency fluctuations and hedging transactions and gains or losses related to re-measurement of warrants granted in relation to long-term debt incurred by the Company in December 2012.

          Interest expense consists of interest and other charges paid to SVB in connection with our revolving line of credit, and interest on the Kreos term loan.

          Our functional currency is the U.S. Dollar. With respect to our subsidiaries, other than our Israeli subsidiary, the functional currency is the applicable local currency. Financial expenses, net is net of financial income which consists primarily of the effect of foreign exchange differences between the U.S. Dollar and the New Israeli Shekel, the Euro and other currencies, related to our monetary assets and liabilities, and the realization of gain from hedging transactions.

  Taxes on income

          We are subject to income taxes in the countries where we operate.

          We have experienced operating losses since inception and consequently accumulated a significant amount of operating loss carryforwards in several jurisdictions. We currently have unused operating loss carryforwards with respect to U.S. federal tax and State of California income tax obligations. In fiscal 2014, we recorded an immaterial provision associated with U.S. federal alternative minimum tax as well as allowances for tax in all other U.S. states where we operate.

          SolarEdge Technologies Ltd., our Israeli subsidiary, is taxed under Israeli law. Income not eligible for benefits under the Investment Law is taxed at the corporate tax rate. Corporate tax rates in Israel were 25% in both fiscal 2013 and fiscal 2012. A recent amendment of the Israeli Income Tax Ordinance increased the corporate tax rate to 26.5% commencing on January 1, 2014. However, the effective tax rate payable by a company that derives income from a "Benefited Enterprise" or a "Preferred Enterprise", as defined under the Investment Law, may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate tax rate.

          Our subsidiaries are subject to taxes in each of the countries in which they operate. All of our products are developed and manufactured by our subsidiary, SolarEdge Technologies Ltd., and sold to other entities in the SolarEdge group, which then sell our products to our customers. All intercompany sales of products and services are paid for or reimbursed pursuant to transfer price policies established for each of the countries in which we operate, consistent with arm's length profit levels.

          Due to our history of losses since inception, we have recorded a full valuation allowance on our deferred tax assets.

Results of Operations

          The following tables set forth our consolidated statement of operations for fiscal 2012, 2013 and 2014 and for the first three months of fiscal 2014 and 2015. We have derived this data from our consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Fiscal Year Ended June 30,			2012 to 2013		2013 to 2014		Three Months Ended September 30,		Three Months Ended September 30, 2013 to 2014
	2012	2013	2014	Change		Change		2013	2014	Change
								(unaudited)
	(Dollars in thousands)
Revenues	$75,351	$79,035	$133,217	$3,684	4.9%	$54,182	68.6%	$30,515	$66,969	$36,454	119.5%
Cost of revenues	76,028	74,626	111,246	(1,402)	(1.8)	36,620	49.1	26,457	52,939	26,482	100.1

Gross profit (loss)	(677)	4,409	21,971	5,086	N/A	17,562	398.3	4,058	14,030	9,972	245.7

Operating expenses:
Research and development, net	13,783	15,823	18,256	2,040	14.8	2,433	15.4	4,136	5,059	923	22,3
Sales and marketing	9,926	12,784	17,792	2,858	28.8	5,008	39.2	3,657	5,461	1,804	49.3
General and administrative	3,074	3,262	4,294	188	6.1	1,032	31.6	792	1,159	367	46.3

Total operating expenses	26,783	31,869	40,342	5,086	19.0	8,473	26.6	8,585	11,679	3,094	36.0

Operating income (loss)	(27,460)	(27,460)	(18,371)	0	0	9,089	33.1	(4,527)	2,351	6,878	N/A
Financial (income) expenses	287	612	2,787	325	113.2	2,175	355.4	777	(516)	(1,293)	N/A

Income (loss) before taxes on income	(27,747)	(28,072)	(21,158)	(325)	(1.2)	6,914	24.6	(5,304)	2,867	8,171	N/A
Taxes on income	36	108	220	72	200.0	112	103.7	7	347	340	4,857.1

Net income (loss)	$(27,783)	$(28,180)	$(21,378)	$(397)	(1.4)%	$6,802	24.1%	$(5,311)	$2,520	$7,831	N/A

Comparison of the Three Months Ended September 30, 2013 and 2014 (unaudited)

  Revenues

	Three Months Ended September 30,		Three Months Ended September 30, 2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Revenues	$30,515	$66,969	$36,454	119.5%

          Revenues increased by $36.5 million, or 119.5%, for the three months ended September 30, 2014 as compared to the three months ended September 30, 2013, primarily due to an increase in the number of systems sold in the U.S. market and certain countries in Europe. The number of power optimizers sold increased by approximately 0.4 million units, or 142.5%, from approximately 0.3 million units in the three months ended September 30, 2013 to approximately 0.7 million units in the three months ended September 30, 2014. The number of inverters sold increased by approximately 19,000 units, or 138.0%, from approximately 14,000 units in the three months ended September 30, 2013 to approximately 33,000 units in the three months ended September 30, 2014. The increase in the number of units sold was mainly attributable to an increase in the number of systems sold in the U.S. market and certain countries in Europe. Our blended average selling price per watt decreased by $0.030, or 7.45%, in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013, primarily due to a change in our customer mix which included larger portion of sales to large customers to whom we provide volume discounts.

  Cost of Revenues and Gross Profit

	Three Months Ended September 30,		Three Months Ended September 30, 2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Cost of revenues	$26,457	$52,939	$26,482	100.1%
Gross profit	4,058	14,030	9,972	245.7

          Cost of revenues increased by $26.5 million, or 100.1%, in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013, primarily due to an increase in the number of units sold, an increase in personnel-related costs as a result of an increase in our operations and support headcount and an increase in spending on air shipments. Gross profit as a percentage of revenue increased to 20.9% in the three months ended September 30, 2014 from 13.3% in the three months ended September 30, 2013, primarily due to reduced costs related to our warranty provision and operations and support departments, offset by increased costs related to air shipments.

  Operating Expenses:

  Research and Development, Net

	Three Months Ended September 30,		Three Months Ended September 30, 2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Research and development, net	$4,136	$5,059	$923	22.3%

          Research and development, net increased by $0.9 million, or 22.3%, in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013, primarily due to an increase in personnel-related costs of $0.6 million as a result of an increase in our headcount of engineers. The increase in headcount reflects our continuing investment in enhancements of existing products as well as development associated with bringing new products to market. In addition, expenses related to consultants, sub-contractors and materials consumption increased by $0.3 million and $0.2 million, respectively, in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013. These amounts were partially offset by $0.2 million received pursuant to a grant from the OCS.

  Sales and Marketing

	Three Months Ended September 30,		Three Months Ended September 30, 2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Sales and marketing	$3,657	$5,461	$1,804	49.3%

          Sales and marketing expenses increased by $1.8 million, or 49.3%, in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013, primarily due to an increase in personnel-related costs of $1.5 million as a result of an increase in headcount supporting our growth in the U.S. and Europe and higher sales commissions associated with our increased revenues. In addition, costs related to trade shows and marketing activities, the use of third party vendors and expenses associated with our international sales offices, travel and other directly related overhead costs increased by $0.3 million in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013.

  General and Administrative

	Three Months Ended September 30,		Three Months Ended September 30, 2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
General and administrative	$792	$1,159	$367	46.3%

          General and administrative expenses increased by $0.4 million, or 46.3%, in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013, primarily due to an increase in personnel-related costs of $0.2 million as a result of an increase in headcount as part of our ongoing efforts to enhance the legal, finance, human resources, recruiting and information technology functions required of a growing company. In addition, costs related to facilities, travel, accounting, tax, legal, information systems consulting and other expenses increased by $0.2 million in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013.

  Financial Expenses (Income)

	Three Months Ended September 30,		Three Months Ended September 30, 2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Financial (income) expenses	$777	$(516)	$1,293	N/A

          Financial expenses decreased by $1.3 million, in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013, primarily due to gains associated with hedging transactions of the U.S. Dollar against the Euro in the amount of $0.9 million in the three months ended September 30, 2014 compared to a loss of $0.2 million in the three months ended September 30, 2013 and a decrease of $0.2 million in expenses from foreign exchange fluctuations.

  Taxes on Income

	Three Months Ended September 30,		Three Months Ended September 30, 2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Taxes on income	$7	$347	$340	4,857.1%

          Taxes on income increased by $0.3 million, in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013, primarily due to tax accruals with respect to U.S. federal taxes, taxes in certain U.S. states in which we operate, and German taxes.

  Net Income (loss)

	Three Months Ended September 30,		Three Months Ended September 30, 2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Net income (loss)	$(5,311)	$2,520	$7,831	N/A

          As a result of the factors discussed above, the Company reached profitability in the period ended September 30, 2014, reflected by net income of $0.3 million in the three months ended September 30, 2014 as compared to a net loss of $0.5 million in the three months ended September 30, 2013.

Comparison of fiscal 2013 and 2014

  Revenues

	Fiscal Year Ended June 30,		2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Revenues	$79,035	$133,217	$54,182	68.6%

          Revenues increased by $54.2 million, or 68.6%, in fiscal 2014 as compared to fiscal 2013, primarily due to the number of systems sold. The number of power optimizers sold increased by approximately 0.5 million units, or 63%, from approximately 0.8 million units in fiscal 2013 to approximately 1.3 million units in fiscal 2014. The number of inverters sold increased by approximately 29,000 units, or 90%, from approximately 32,000 units in fiscal 2013 to approximately 61,000 units in fiscal 2014. The increases in units sold were attributable to accelerated sales growth in the U.S. market partially offset by a sales decline in certain European markets. The relatively higher increase in inverters sold compared to power optimizers sold is attributed to the fact that sales in the U.S. were mainly to the residential segment which utilizes single-phase inverters while sales in Europe were primarily of three-phase inverters for both the residential and commercial segment, which are associated with a higher ratio of power optimizers per inverter. The overall increase in unit sales was driven by deeper penetration of our existing customer base, the addition of new customers, and broader acceptance of our products resulting from, among other factors, increased investment in sales and marketing. During fiscal 2014, we continued to experience a slight decline in the average selling price of our products. Our blended average selling price per watt decreased by $0.001, or 0.28%, in fiscal 2014 as compared to fiscal 2013, primarily due to changes in our customer mix as larger customers, which receive volume discounts, accounted for a larger portion of our sales. This was partially offset, as mentioned above, by a higher percentage of sales attributable to residential systems sales which have a higher average selling price per watt than commercial systems. We expect the average selling price per watt to continue to decrease as the percentage of our total revenues attributable to large customers and commercial systems increases.

  Cost of Revenues and Gross Profit

	Fiscal Year Ended June 30,		2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Cost of revenues	$74,626	$111,246	$36,620	49.1%
Gross profit	4,409	21,971	17,562	398.3

          Cost of revenues increased by $36.6 million, or 49.1%, in fiscal 2014 as compared to fiscal 2013, primarily due to an increase in the number of systems sold, consistent with the overall increase in revenues as described above. Gross profit as a percentage of revenue increased from 5.6% in fiscal 2013 to 16.5% in fiscal 2014, primarily due to a reduction in cost per unit resulting from the introduction of new power optimizer and inverter generations, better component pricing resulting from economies of scale associated with our volume growth, improvement in manufacturing processes and cost reductions in our existing product generations. These cost reductions were partially offset by increased shipment and logistics costs which resulted as unexpectedly high customer demand forced us to shorten transportation time from our factories in China and Hungary by using air freight rather than less expensive ocean freight.

  Operating Expenses:

  Research and Development, Net

	Fiscal Year Ended June 30,		2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Research and development, net	$15,823	$18,256	$2,433	15.4%

          Research and development, net increased by $2.4 million, or 15.4%, in fiscal 2014 as compared to fiscal 2013, primarily due to a $1.8 million increase in personnel-related costs as a result of an increase in engineer headcount. The increase in headcount reflects our continuing investment in enhancements of existing products as well as development associated with bringing new products to market. In addition, materials consumption and other directly related overhead costs, net of OCS grants increased in fiscal 2014 by $0.4 million and $0.2 million, respectively, as compared to fiscal 2013.

          We plan to continue to invest in research and development as we continue to develop new products and make further enhancements to existing products.

  Sales and Marketing

	Fiscal Year Ended June 30,		2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Sales and marketing	$12,784	$17,792	$5,008	39.2%

          Sales and marketing expenses increased by $5.0 million, or 39.2%, in fiscal 2014 as compared to fiscal 2013, primarily due to an increase in personnel-related costs of $2.9 million as a result of an increase in headcount to support higher sales volumes and accelerated expansion and higher sales commissions associated with our increased revenues in fiscal 2014 as compared to fiscal 2013. In addition, costs related to trade shows and marketing activities, the use of outside services and expenses associated with our international sales offices, travel and other directly related overhead costs increased by $2.0 million. We expect that sales and marketing expenses will continue to increase in absolute dollars as we expand sales operations in the U.S. and other geographies.

  General and Administrative

	Fiscal Year Ended June 30,		2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
General and administrative	$3,262	$4,294	$1,032	31.6%

          General and administrative expenses increased by $1.0 million, or 31.6%, in fiscal 2014 as compared to fiscal 2013, primarily due to a $0.8 million increase in personnel-related costs as a result of increases in headcount. The additional personnel-related costs were primarily the result of our ongoing efforts to enhance the legal, finance, human resources, recruiting and information technology functions required of a growing company. We expect to incur additional expenses as a result of operating as a public company, including costs to comply with the Sarbanes-Oxley Act and the rules and regulations applicable to companies listed on the NASDAQ Global Market.

  Financial Expenses

	Fiscal Year Ended June 30,		2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Financial expenses	$612	$2,787	$2,175	355.4%

          Financial expenses increased by $2.2 million, or 355.4%, in fiscal 2014 as compared to fiscal 2013, primarily due to an increase in interest and financial expenses of $0.6 million related to the Kreos term loan, a $0.3 million increase in interest expense related to our revolving line of credit, as a result of higher average outstanding borrowings during 2014 and an increase in expenses from foreign exchange fluctuations and other bank charges of $1.3 million.

  Taxes on Income

	Fiscal Year Ended June 30,		2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Taxes on income	$108	$220	$112	103.7%

          Taxes on income increased by $0.1 million, or 103.7%, in fiscal 2014 as compared to fiscal 2013, primarily due to the initiation of state tax payments in certain U.S. states in which we operate.

  Net Loss

	Fiscal Year Ended June 30,		2013 to 2014
	2013	2014	Change
	(Dollars in thousands)
Net loss	$(28,180)	$(21,378)	$6,802	24.1%

          As a result of the factors discussed above, our net loss decreased by $6.8 million, or 24.1%, in fiscal 2014 as compared to fiscal 2013.

  Comparison of fiscal 2012 and 2013

  Revenues

	Fiscal Year Ended June 30,		2012 to 2013
	2012	2013	Change
	(Dollars in thousands)
Revenues	$75,351	$79,035	$3,684	4.9%

          Revenues increased by $3.7 million, or 4.9%, in fiscal 2013 as compared to fiscal 2012, primarily due to the number of systems sold. The number of power optimizers sold increased by approximately 0.1 million units, or 16%, from approximately 0.7 million units in fiscal 2012 to approximately 0.8 million units in fiscal 2013. The number of inverters sold increased by approximately 2,000 units, or 8.7%, from approximately 30,000 units in fiscal 2012 to approximately 32,000 units in fiscal 2013. The increase in the number of power optimizers sold was driven by higher sales in European countries where feed-in tariffs were scheduled to expire, which drove increased investment in solar equipment, and the increase in the number of inverters sold was attributable to a larger proportion of single-phase inverter sales in fiscal 2013 as a result of our sales growth in the U.S. residential market as compared to the lower growth in sales in Europe, which are associated with three-phase inverters that have a higher ratio of power optimizers per inverter, during the same period. In general, our increase in revenues in fiscal 2013 was attributable to increased sales into the U.S. residential market, deeper penetration of our existing customer base, the addition of new customers, and broader acceptance of our products resulting from, among other factors, our increased investment in sales and marketing. Our blended average selling price per watt decreased by $0.082, or 18.1%, in fiscal 2013 as compared to fiscal 2012, primarily due to competitive price pressures in our European markets. The decline in average selling price per watt reflects, and was consistent with, market trends in the solar industry.

  Cost of Revenues and Gross Profit

	Fiscal Year Ended June 30,		2012 to 2013
	2012	2013	Change
	(Dollars in thousands)
Cost of revenues	$76,028	$74,626	$(1,402)	(1.8)%
Gross profit (loss)	(677)	4,409	5,086	N/A

          Cost of revenues decreased by $1.4 million, or 1.8%, in fiscal 2013 as compared to fiscal 2012, primarily due to the initiation of mass production in Jabil Circuit's factory in China which offered substantially lower labor costs and logistics charges as well as design enhancements resulting in a higher level of product integration, lower component costs and efficiency gains in the manufacturing process. Gross profit (loss) as a percentage of revenue increased from (0.9)% in fiscal 2012 to 5.6% in fiscal 2013, primarily due to the same factors. Prior to fiscal 2013, higher manufacturing costs in Israel had resulted in lower margins.

  Operating Expenses:

  Research and Development, Net

	Fiscal Year Ended June 30,		2012 to 2013
	2012	2013	Change
	(Dollars in thousands)
Research and development, net	$13,783	$15,823	$2,040	14.8%

          Research and development, net increased by $2.0 million, or 14.8%, in fiscal 2013 as compared to fiscal 2012, primarily due to a $1.5 million increase in salaries and personnel-related expenses as a result of increases in headcount. In addition, third-party engineering fees and patent, product certification and other outside services fees increased by approximately $0.7 million, primarily due to the development of new features for our next generation of products. These amounts were partially offset by $0.2 million received pursuant to a grant from the Binational Industrial Research and Development Foundation to support the development of a proposed product.

  Sales and Marketing

	Fiscal Year Ended June 30,		2012 to 2013
	2012	2013	Change
	(Dollars in thousands)
Sales and marketing	$9,926	$12,784	$2,858	28.8%

          Sales and marketing expenses increased by $2.9 million, or 28.8%, in fiscal 2013 as compared to fiscal 2012, primarily due to an increase in salaries, commissions and personnel-related expenses of $2.2 million resulting from the expansion of our sales organization in order to increase product awareness and expand our sales presence in new markets. In addition, the use of outside services and expenses associated with our international sales offices, travel and other directly related overhead costs increased by $1.1 million. These increases were partially offset by a decrease in costs related to trade shows and marketing activities of $0.5 million.

  General and Administrative

	Fiscal Year Ended June 30,		2012 to 2013
	2012	2013	Change
	(Dollars in thousands)
General and administrative	$3,074	$3,262	$188	6.1%

          General and administrative expenses increased by $0.2 million, or 6.1%, in fiscal 2013 as compared to fiscal 2012, primarily due to a $122,000 increase in salaries and personnel-related expenses as a result of increases in headcount. In addition, professional services fees increased by $63,000. The additional personnel expenses and professional services fees were primarily the result of our ongoing efforts to enhance the legal, finance, reporting, human resources, recruiting and information technology functions required of a growing company.

  Financial Expenses

	Fiscal Year Ended June 30,		2012 to 2013
	2012	2013	Change
	(Dollars in thousands)
Financial expenses	$287	$612	$325	113.2%

          Financial expenses increased by $0.3 million, or 113.2%, in fiscal 2013 as compared to fiscal 2012, primarily due to a $0.9 million increase in interest expense related to the Kreos term loan which was outstanding for all of fiscal 2013 and only a portion of fiscal 2012 and a $0.2 million increase in interest expense related to our revolving line of credit due to higher average outstanding borrowings during 2013, partially offset by increased income from foreign currency fluctuations and exchange rate differences, net of other bank charges, of $0.8 million.

  Taxes on Income

	Fiscal Year Ended June 30,		2012 to 2013
	2012	2013	Change
	(Dollars in thousands)
Taxes on income	$36	$108	$72	200.0%

          Taxes on income increased by $0.1 million, or 200.0%, in fiscal 2013 as compared to fiscal 2012, primarily due to the initiation of tax payments in Germany.

  Net Loss

	Fiscal Year Ended June 30,		2012 to 2013
	2012	2013	Change
	(Dollars in thousands)
Net loss	$(27,783)	$(28,180)	$(397)	(1.4)%

          As a result of the factors discussed above, our net loss increased by $0.4 million, or 1.4%, in fiscal 2013 as compared to fiscal 2012.

Quarterly Results of Operations

          The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the nine quarters ended September 30, 2014. The data presented below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sept. 30, 2014
	(In thousands)
Revenues	$18,484	$22,631	$14,992	$22,928	$30,515	$27,569	$30,560	$44,573	$66,969
Cost of revenues	19,664	21,406	13,464	20,092	26,457	24,609	24,331	35,849	52,939

Gross profit (loss)	(1,180)	1,225	1,528	2,836	4,058	2,960	6,229	8,724	14,030

Operating expense
Research and development, net	3,971	4,041	4,021	3,790	4,136	4,686	4,864	4,570	5,059
Sales and marketing	3,134	2,988	3,187	3,475	3,657	4,123	4,592	5,420	5,461
General and administrative	856	669	854	883	792	1,010	1,318	1,174	1,159

Total operating expenses	7,961	7,698	8,062	8,148	8,585	9,819	10,774	11,164	11,679

Operating income (loss)	(9,141)	(6,473)	(6,534)	(5,312)	(4,527)	(6,859)	(4,545)	(2,440)	2,351

Financial expenses (income)	(280)	(21)	192	721	777	914	626	470	(516)

Income (loss) before taxes on income	(8,861)	(6,452)	(6,726)	(6,033)	(5,304)	(7,773)	(5,171)	(2,910)	2,867

Taxes on income	—	—	—	108	7	14	67	132	347
Net income (loss)	$(8,861)	$(6,452)	$(6,726)	$(6,141)	$(5,311)	$(7,787)	$(5,238)	$(3,042)	$2,520

Liquidity and Capital Resources

          The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
				(unaudited)
	(In thousands)
Net cash used in operating activities	$(22,338)	$(23,107)	$(17,845)	$(3,776)	$(258)
Net cash used in investing activities	(2,178)	(2,778)	(3,147)	(429)	(960)
Net cash provided by financing activities	40,417	19,676	17,676	1,614	26,208

Increase (decrease) in cash and cash equivalents	$15,901	$(6,209)	$(3,316)	$(2,591)	$24,990

          Since the Company was founded, we have financed our operations with the net proceeds from sales of preferred stock, short and long-term debt borrowings and cash receipts from sales of our products.

          As of September 30, 2014, our cash and cash equivalents were $34.7 million. This amount does not include $1.6 million of restricted cash (primarily held to secure letters of credit to vendors and bank guarantees securing office lease payments). Net working capital as of September 30, 2014 was $22.8 million.

          As of September 30, 2014, we had $19.4 million of outstanding borrowings and $0.6 million available for additional borrowings under our $20 million revolving line of credit with SVB and $5.6 million of outstanding borrowings under the Kreos term loan, of which $3.3 million is payable through September 30, 2015 and $2.3 million is payable through May 1, 2016.

Operating Activities

          For the three months ended September 30, 2014, cash used in operating activities was $0.3 million mainly due to net income of $2.5 million, which included $0.4 million of non-cash expenses. An increase of $7.6 million in trade receivables, $5.5 million in prepaid expenses and other accounts receivable and $4.3 million in inventories was offset by an increase of $4.3 million in trade payables, $3.1 million in warranty obligations, $6.0 million in accruals for employees, accrued expenses and other accounts payable and $0.9 million in deferred revenues.

          For the three months ended September 30, 2013, cash used in operating activities was $3.8 million mainly due to a net loss of $5.3 million, which included $1.0 million of non-cash expenses. An increase of $6.9 million in trade receivables, $1.7 million in prepaid expenses and other accounts receivable and $1.4 million in inventories was offset by an increase of $9.7 million in trade payables and $3.3 million in warranty obligations. Accruals for employees, accrued expenses and other accounts payable decreased by $1.7 million and deferred revenues decreased by $0.8 million for the three months ended September 30, 2014.

          For fiscal 2014, cash used in operating activities was $17.8 million mainly due to a net loss of $21.4 million that included $3.5 million of non-cash expenses. Although revenue grew 68.6% during fiscal 2014, we incurred a deficit in working capital while extending payments to our vendors to match collections from our customers and inventory management. Increases in fiscal 2014 compared to fiscal 2013 of $9.9 million in trade receivables, $7.4 million in prepaid expenses and other receivables and $10.7 million in inventories, were offset by an increase of $20.3 million in trade payables, $7.8 million increase in warranty obligations and another $1.7 million in accruals for employees and other accounts payable.

          For fiscal 2013, cash used in operating activities was $23.1 million, mainly due to a net loss of $28.2 million that included $3.7 million of non-cash expenses. Cash used in operating activities increased in fiscal 2013 as a result of an increase of $1.0 million in trade receivables, a $1.2 million increase in inventories and a $9.6 million decrease in vendor accounts payable, offset by a $3.8 million decrease in prepayments and other accounts receivable, a $3.9 million increase in warranty obligations, a $1.9 million increase in deferred revenues, and a $3.3 million increase in accruals and other accounts payable.

          For fiscal 2012, cash used in operating activities was $22.3 million, mainly due to a net loss of $27.8 million that included $2.1 million of non-cash expenses. Cash used in operating activities increased in fiscal 2012 as a result of increases of $3.9 million in trade receivables, $6.1 million in prepayments and other accounts receivable and $9.4 million in inventories, offset by increases of $15.4 million in trade payables, $3.6 million in warranty obligations, $2.2 million in deferred revenues and $0.9 million in accruals and other accounts payable.

Investing Activities

          During the three months ended September 30, 2014, net cash used in investing activities was $1.0 million, mostly attributed to capital investments in laboratory equipment, end of line testing equipment and manufacturing tools.

          During the three months ended September 30, 2013, net cash used in investing activities was $0.4 million, mostly attributed to capital investments in laboratory equipment, end of line testing equipment and manufacturing tools.

          During fiscal 2014, net cash used in investing activities was $3.1 million, mostly attributed to capital investments in laboratory equipment, end of line testing equipment and manufacturing tools.

          During fiscal 2013, net cash used in investing activities was $2.8 million, of which $1.5 million related to capital investments similar to those described above and $1.1 million related to security deposits held to secure letters of credit to vendors.

          During fiscal 2012, net cash used in investing activities was $2.2 million, consisting primarily of $4.0 million related to capital investments similar to those described above partially offset by a $2.0 million decrease in restricted cash held to secure foreign currency hedging positions.

Financing Activities

          For the three months ended September 30, 2014, net cash provided by financing activities was $26.2 million of which $21.0 million was net proceeds from our Series E convertible preferred stock issuance and $6.0 million was from short-term borrowings under our revolving line of credit with SVB, offset by $0.8 million of repayment of the Kreos term loan.

          For the three months ended September 30, 2013, net cash provided by financing activities was $1.6 million of which $1.1 million was net proceeds from short-term borrowings under our revolving line of credit with SVB and $0.7 million was net proceeds from our Series D-2 convertible preferred stock issuance, offset by $0.2 million of repayment of the Kreos term loan.

          For fiscal 2014, net cash provided by financing activities was $17.7 million, of which $10.7 million was net proceeds from our Series D-2 and Series D-3 convertible preferred stock issuances in fiscal 2014 and $9.4 million was from short-term borrowings under our revolving line of credit with SVB, offset by $2.4 million of repayment of the Kreos term loan.

          For fiscal 2013, net cash provided by financing activities was $19.7 million, of which $10.3 million were net proceeds from our Series D-1 and Series D-2 convertible preferred stock issuances in fiscal 2013 and $9.9 million of borrowings under the Kreos term loan.

          For fiscal 2012, net cash provided by financing activities was $40.4 million, $36.9 million of which was net proceeds from our Series D convertible preferred stock issuance in fiscal 2012 and $3.5 million of which was from short-term bank borrowing.

Debt Obligations

  Revolving Line of Credit

          In June 2011, we entered into an agreement with SVB for a revolving line of credit, which, as amended to date, permits aggregate borrowings of up to $20 million in an amount not to exceed 80% of the eligible accounts receivable plus 65% of inventories in transit to customers and bears interest, payable monthly, at SVB's prime rate plus a margin of 0.75% to 2.75%. The average interest rate on our outstanding borrowings for fiscal 2014 was 4.9%. The revolving line of credit will terminate, and outstanding borrowings will be payable, on July 4, 2015. As of September 30, 2014, the revolving line of credit had an outstanding principal balance of $19.4 million.

          In connection with the revolving line of credit, we granted SVB security interests in substantially all of our assets, including a first-priority security interest in our trade receivables, cash and cash equivalents (the "SVB Priority Collateral"). The agreement contains certain financial covenants requiring us to maintain EBITDA and liquidity at specified levels. Specifically, we are required to maintain EBITDA (defined as (a) net income on a non-GAAP basis, plus (b) interest expense, plus (c) to the extent deducted in the calculation of net income, depreciation expense and amortization expense, plus (d) income tax expense) of at least $500,000 as of September 30, 2014 and December 31, 2014 and in an amount to be set by SVB in its reasonable discretion as of March 31, 2015 and June 30, 2015. In addition, we are required to maintain liquidity (defined as our unrestricted and unencumbered cash, plus availability under the revolving line of credit) of $6,750,000. The revolving line of credit also contains covenants that restrict our ability to borrow money, grant liens, pay dividends, dispose of assets or engage in business combinations.

  Term Loan

          On December 28, 2012, we entered into a term loan agreement with Kreos, providing for a term loan of up to $10 million, which was fully drawn on the closing date. The borrowings under the term loan have been primarily used to finance working capital needs.

          Interest on the term loan is payable monthly at a rate of 11.90% per year, compounded on a monthly basis. Principal is paid in 33 equal monthly installments from September 1, 2013 through May 1, 2016, the last of which has been prepaid in advance pursuant to the terms of the term loan. As of September 30, 2014, the term loan had an outstanding principal balance of $5.6 million. Payments of principal and interest on the term loan are in Euros.

          The term loan contains certain covenants that restrict our ability to borrow money, grant liens, pay dividends, dispose of certain assets or engage in sale/leaseback transactions or engage in business combinations. Further, the term loan provides that all amounts owing will become due and payable upon certain change of control events including a merger, consolidation or reorganization of the Company into, the sale of all or substantially all of the Company's assets to, the sale of Company securities representing majority voting power to, or the exclusive license of all or a material portion of the Company's intellectual property to, any person other than a wholly-owned subsidiary of the Company.

          Borrowings under the term loan are secured by a lien on substantially all of our assets, ranking junior to SVB's security interest in the SVB Priority Collateral and ranking pari passu with SVB's security interest in all other collateral.

          In connection with the term loan agreement, we granted Kreos 563,014 D-1 Warrants to purchase Series D-1 convertible preferred shares at an exercise price of $2.309. The D-1 Warrants are exercisable in whole or in part prior to earliest of (i) December 28, 2022, (ii) 12 months after a qualified initial public offering or (iii) immediately prior to the consummation of a merger or sale of all or substantially all of the Company's assets. If the holder exercises all Series D-1 Warrants in full upon or, if applicable, after an event described in (ii) or (iii) and the fair market value (as defined in the Series D-1 Warrants) of the shares received upon exercise, less the exercise price, is less than $750,000, the terms of the Series D-1 Warrants require the Company to pay the difference to the holder.

          Based on our current financial condition, and following the consummation of a $25 million Series E convertible preferred financing in October 2014, we believe that liquidity from available sources, without giving effect to the proceeds from this offering, will be adequate to fund our current and long-term debt obligations as well as our planned capital expenditures and business plans over the next 12 months. In the future, we expect our operating and capital expenditures to increase as we expand our business and grow our revenue, which results in increased accounts receivable and inventory balances, and increased headcount. Our ability to generate cash from operations is subject to substantial risks described under the caption "Risk Factors." If any of these risks materialize, we may be unable to generate or sustain positive cash flow from operating activities or raise additional capital. We would then be required to use existing cash and cash equivalents to support our working capital and other cash requirements. If additional sources of liquidity are required to support our working capital requirements or operational expansion, we may seek to raise funds through debt financing or from other sources in the future, but we can provide no assurance that these transactions could be consummated on terms acceptable to us or at all. Failure to raise sufficient capital when needed could have a material adverse effect on our business, results of operations and financial position.

Contractual Obligations

          The following table summarizes our outstanding contractual obligations as of June 30, 2014:

	Payment Due By Period
	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	More Than 5 Years
	(In thousands)
Operating leases(1)	$1,052	$727	$219	$106	—
Purchase commitments under agreements(2)	37,042	37,042	—	—	—
Term loan(3)	6,918	3,474	3,444	—	—
Interest payments on debt(3)	1,226	940	286	—	—
Revolving line of credit(4)	13,326	—	13,326	—	—

Total	$59,564	$42,183	$17,275	$106	—

(1)
Represents future minimum lease commitments under non-cancellable operating lease agreements through which we lease our operating facilities. Does not include payments we will make under non-cancelable leases we entered into in July and October 2014 in anticipation of relocating our office spaces in Israel and California. We expect to make annual payments under these leases of approximately $1.7 million for 10 years for the offices in Israel and approximately $0.4 million for 5 years for the offices in California beginning in January 2015 when the lease terms commence.

(2)
Represents non-cancelable amounts associated with our manufacturing contracts. Such purchase commitments are based on our forecasted manufacturing requirements and typically provide for fulfillment within agreed-upon or commercially standard lead-times for the particular part or product. The timing and amounts of payments represent our best estimates and may change due to business needs and other factors.

(3)
We intend to apply a portion of the net proceeds to repay all outstanding indebtedness under the Kreos term loan, under which $6.9 million remained outstanding as of June 30, 2014 and which bears interest at a rate of 11.90% per year, compounded on a monthly basis.

(4)
On October 14, 2014, we repaid the entire outstanding balance of the revolving line of credit.

Off-Balance Sheet Arrangements

          In fiscal 2012, 2013 and 2014 and as of September 30, 2014, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Management Estimates

          We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the U.S. ("GAAP") The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue Recognition

          We generate revenues from the sale of DC optimized inverter systems for solar PV installations which include our power optimizers, inverters and cloud-based monitoring platform. Our worldwide customer base includes large solar installers, distributors, EPCs and PV module manufacturers. Our products are fully functional at the time of shipment to the customer and do not require production, modification or customization. We recognize revenues when all of the following conditions are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the price is fixed or determinable and (iv) collectability is reasonably assured. Provisions for rebates, sales incentives, and discounts to customers are accounted for as reductions in revenue in the same period that the related sales are recorded.

          We generally sell our products to our customers pursuant to a customer's standard purchase order and our customary terms and conditions. We do not offer rights to return our products other than for normal warranty conditions, and as such revenue is recorded upon shipment of products to customers and transfer of title and risk of loss under standard commercial terms. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance and shipment of an order.

          Prior to May 2013, we provided our full web-based monitoring platform free of charge for a limited period of time after which the customer could elect whether to continue and receive a basic service for free or subscribe for a full line of services. Revenues associated with our web-based monitoring platform were recognized ratably over the term of 18 to 36 months (the free of charge period) and revenues associated with the basic functionality were recognized ratably over 25 years. Since May 2013, we have provided our full web-based monitoring platform free of charge and revenues associated with the service since that date are being recognized ratably over 25 years. In the absence of vendor-specific objective evidence or third party comparable pricing for such service, management determines the revenue levels of this service based on the costs associated with providing the service plus appropriate margins that reflect management's best estimate of the selling price. Since May 2013, these revenues were minimal and we do not expect this to become a significant source of revenue in the near future.

Product Warranty

          We provide a standard limited product warranty against defects in materials and workmanship under normal use and service conditions. Our standard warranty period is 25 years for our power optimizers and 12 years for our inverters. In certain cases, customers can purchase extended warranties for inverters that increase the warranty period to 25 years.

          Our products are designed to meet the warranty periods and our reliability procedures cover component selection, design, accelerated life cycle tests and end of manufacturing line testing.

However, since our history in selling power optimizers and inverters is substantially shorter than the warranty period, the calculation of warranty provisions is inherently uncertain.

          We accrue for estimated warranty costs at the time of sale based on anticipated warranty claims and actual historical warranty claims experience. Warranty provisions are computed on a per-unit sold basis, are based on our best estimate of such costs and are included in our cost of revenues. The warranty obligation is determined based on actual and predicted failure rates of the products, cost of replacement and service and delivery costs incurred to correct a product failure. Our warranty obligation requires management to make assumptions regarding estimated failure rates and replacement costs.

          In order to predict the failure rate of each of our products, we have established a reliability model based on the estimated mean time between failures ("MTBF"). The MTBF represents the average elapsed time predicted for each product unit between failures during operation. Applying the MTBF failure rate over our install base for each product type and generation allows us to predict the number of failed units over the warranty period and estimates the costs associated with the product warranty. Predicted failure rates are updated periodically based on data returned from the field and new product versions, as are replacement costs which are updated to reflect changes in our actual production costs for our products, labor costs and actual logistics costs.

          Since the MTBF model does not take into account additional non-systematic failures such as failures caused by workmanship or manufacturing or design-related issues, and since warranty claims are at times opened for cases in which the error has been triggered by an improper installation, we have developed a supplemental model to predict such cases and recognize the associated expenses ratably over the expected claim period. This model, which is based on actual root cause analysis of returned products, identification of the causes of claims and time until each identified problem is revealed, allows us to better predict actual warranty expenses and is updated periodically based on our experience, taking into account the installed base of approximately 3.8 million power optimizers and approximately 166,000 inverters as of September 30, 2014.

          If actual warranty costs differ significantly from these estimates, adjustments may be required in the future, which could adversely affect our gross profit and results of operations. Warranty obligations are classified as short term and long term warranty obligations based on the period in which the warranty is expected to be claimed. The warranty provision (short and long term) was $6.5 million, $10.4 million and $18.2 million in fiscal 2012, 2013 and 2014, respectively, and was $13.7 million and $21.3 million for the three months ended September 30, 2013 and 2014, respectively.

Inventory Valuation

          Our inventories comprise sellable finished goods, raw materials bought on behalf of our contract manufacturers and faulty units returned under our warranty policy.

          Sellable finished goods and raw material inventories are valued at the lower of cost or market, based on the moving average cost method. Certain factors could affect the realizable value of our inventories, including market and economic conditions, technological changes, existing product changes (mainly due to cost reduction activities) and new product introductions. We consider historic usage, expected demand, anticipated sales price, the effect of new product introductions, product obsolescence, product merchantability and other factors when evaluating the value of inventories. Inventory write-downs are equal to the difference between the cost of inventories and their estimated fair market value. Inventory write-downs are recorded as cost of revenues in the accompanying statements of operations and were $0.3 million, $0.4 million and $1.1 million in fiscal 2012, 2013 and 2014, respectively.

          Faulty products returned under our warranty policy are often refurbished and used as replacement units in warranty cases. As we do not yet have sufficient history of refurbish utilization rates, such products are written off upon receipt.

          We do not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that we use to record inventory at the lower of cost or market. However, if estimates regarding customer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses that could be material.

Stock-Based Compensation Expense

          We account for stock-based compensation granted to employees, non-employee directors and independent contractors in accordance with ASC 718, "Compensation — Stock Compensation" and ASC 505-50, "Equity-Based Payments to Non-Employees," which require the measurement and recognition of compensation expense for all stock-based payment awards based on fair value.

          The fair value of each option award is estimated on the grant date using the Black-Scholes-Merton option-pricing model. The stock-based compensation expense, net of forfeitures, is recognized using a straight-line basis over the requisite service period of the award, which is generally four years. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

  Key Assumptions

          The Black-Scholes-Merton option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

  •
  Fair value of our common stock.  Because our stock has not been publicly traded prior to this offering, we have estimated the fair value of our common stock, as discussed in " — Common Stock Valuations" below. Upon the completion of this offering, our common stock will be valued by reference to the trading price of our common stock in the public market.

  •
  Expected term.  The expected term represents the period that our stock-based awards are expected to be outstanding. For stock option awards that were at the money when granted, we have based our expected term on the simplified method available under SAB 110, as we do not have sufficient historical experience for determining the expected term of the stock option awards granted. For stock-option awards that were in the money when granted, we use an expected term that we believe is appropriate under these circumstances, which is not materially different than determining the expected term based on a lattice model.

  •
  Risk-free rate.  The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected terms of the options for each option group.

  •
  Dividend yield.  We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

          If any of the assumptions used in the Black-Scholes-Merton model change significantly, future stock-based compensation awards for employees may differ materially compared with the awards granted previously.

          The following table presents the assumptions used to estimate the fair value of options granted to employees during the periods presented:

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
				(unaudited)
Expected term (in years)	6.02 – 6.27 years	6.08 – 6.27 years	6.02 – 6.27 years	6.08 – 6.27 years	6.08 years
Expected volatility	62.7% – 68.0%	55.8% – 62.7%	46.3% – 55.8%	55.8%	46.5%
Risk-free rate	0.92% – 1.86%	0.74% – 1.00%	1.62% – 1.94%	1.69%	2.06%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

          During the three months ended September 30, 2013 and 2014, we incurred a non-cash stock-based compensation expense of $257,000 and $320,000, respectively. During fiscal 2012, 2013 and 2014, we incurred a non-cash stock-based compensation expense of $842,000, $1,078,000 and $1,082,000, respectively. We expect to continue to grant stock options in the future, and to the extent that we do, our actual share-based compensation expense for employees and consultants recognized will likely increase.

Common Stock Valuations

          In the absence of a public trading market for our common stock, our board of directors has determined the estimated fair value of our common stock at the grant date. We perform the valuation of our common stock in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In order to value the common stock underlying all option grants, we determined our business equity value by taking a weighted combination of the value indications using two valuation approaches: an income approach and a market approach.

          Valuation models employed in determining our enterprise value require the input of highly subjective assumptions. In determining enterprise value under the income approach, a discount rate is applied to the estimated future net cash flows of a company to derive a single present value of the enterprise. The discounted cash flow model used to calculate our enterprise value included, among others, the following assumptions: projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow our business; and an appropriate risk-adjusted discount rate. The market approach estimates the fair value of our Company by applying market multiples of the corresponding financial metrics of publicly traded firms in similar lines of business to our historical and/or projected financial metrics. We selected comparable companies based on factors such as business similarity, financial risk, company size and geographic markets. In applying this method, valuation multiples were: (i) derived from historical operating data of the selected comparable entities; (ii) evaluated and/or adjusted based on our strengths and weaknesses relative to the comparable entities and (iii) applied to our operating data to arrive at a value indication.

          Enterprise value, adjusted for cash and debt, was allocated to the shares of convertible preferred stock, warrants, options and shares of common stock using an option pricing method or a probability-weighted estimated return method ("PWERM"), depending on our stage of development. The option pricing method treats convertible preferred stock, warrants, options and shares of common stock as call options on the total equity value of a company, and uses the Black-Scholes option pricing model to price the call options. This model defines the securities' fair values as functions of the current fair value of a company and requires the use of assumptions such as the anticipated holding period and the estimated volatility of the equity securities. Under the PWERM, the value of common stock is estimated based upon an analysis of future values for the enterprise assuming various scenarios and potential future expected outcomes (e.g., an initial public offering, a merger or sale, continuing as a private company, or dissolution with no value to common stockholders). Enterprise value is allocated to convertible preferred stock, warrants, options and shares of common stock based on the rights and characteristics of each equity instrument. The resulting share value is based upon the probability-weighted present value of expected future investment returns.

          We granted the following stock option awards to employees and non-employee consultants between July 1, 2011 and the date of this prospectus:

Option Grant Date	Number of Options Granted	Fair Value Per Share of Common Stock at Grant Date($)	Exercise Price($)
July 20, 2011	80,000	0.79	0.67
September 14, 2011	330,000	0.81	0.67
January 26, 2012	2,829,750	0.90	0.82
June 6, 2012	562,000	1.02	0.82
July 24, 2012	106,500	0.99	0.82
September 9, 2012	350,000	0.92	0.82
October 24, 2012	445,000	0.89	0.82
January 23, 2013	150,000	0.88	1.01
April 24, 2013	111,000	1.05	1.01
July 31, 2013	205,000	1.18	1.01
October 30, 2013	139,000	1.22	1.01
January 27, 2014	1,229,500	1.25	1.17
May 1, 2014	191,000	1.29	1.17
September 17, 2014	292,500	1.55	1.32
October 29, 2014	2,909,750	1.66	1.67
December 17, 2014	507,000		1.67
December 22, 2014	2,331,758		1.67

          We believe we applied a reasonable valuation method to determine the stock option exercise prices on the respective stock option grant dates. We obtained retrospective independent third party valuations that were performed with respect to the fair value of our common stock as of October 18, 2011, June 30, 2012, December 31, 2012, June 30, 2013, December 31, 2013, July 14, 2014, October 28, 2014, December 17, 2014 and December 22, 2014. A combination of factors led to changes in the fair value of our common stock. Certain of the significant factors considered by the independent valuation specialist and affirmed by our board of directors to determine the fair value per share of our common stock for purposes of calculating stock-based compensation costs during this period included:

          July 2011 and September 2011 grants.    Our board concluded that the continued development of our business made it appropriate to apply values of $0.79 and $0.81, respectively, to our common stock, based upon a straight line interpolation between the concluded fair values from September 27, 2010 to October 18, 2011. Specifically, the increase in our common stock value between these dates was consistent with the increase in our revenues and the Company's valuation as reflected in our series D investment pre-money valuation. Accordingly, we determined that the reasonable approach was to take the estimated fair value based on the linear progression of the two valuations to reflect the ongoing growth and value of our business.

          January 2012 and June 2012 grants.    Our board concluded that the continued development of our business made it appropriate to apply values of $0.90 and $1.02, respectively, to our common stock, based upon a straight line interpolation between the concluded fair values from October 18, 2011 to June 30, 2012. Specifically, the increase in our common stock value between these dates was consistent with the increase in our revenues. There were no significant intervening events or conditions that were identified between October 18, 2011 and June 30, 2012. Accordingly, we determined that the reasonable approach was to take the estimated fair value based on the linear progression of the two valuations to reflect the ongoing growth and value of our business.

          For June 30, 2012, our board determined the fair value of our common stock to be $1.01 per share. As part of this determination, our board considered an independent third party valuation, conducted for June 30, 2012, which included the following key assumptions:

  •
  The Company's equity fair value based on a weighted income approach and market approach of $157.4 million;

  •
  Lack of marketability discount of 20.9%;

  •
  Expected term of 2 years representing the period starting on the valuation date and ending on an expected liquidation event date;

  •
  Expected volatility of 62.7%, based on the average volatility of comparable companies; and

  •
  Risk-free rate of 0.34%, based on U.S. treasury constant maturities with a time to maturity of 2 years as of the valuation date.

          July 2012, September 2012, and October 2012 grants.    Our board concluded that the continued development of our business made it appropriate to apply values of $0.99, $0.92 and $0.89, respectively, to our common stock, based upon a straight line interpolation between the concluded fair values from June 30, 2012 to December 31, 2012. Specifically, the decrease in our common stock value between these dates was consistent with the decrease in our revenues. For June 30, 2012 and December 31, 2012, a general weakness in the solar sector, caused mainly by an overall decrease in feed-in tariffs across Europe, led to a sharp decline in revenues. Accordingly, we determined that the reasonable approach was to take the estimated fair value based on the linear progression of the two valuations to reflect the ongoing growth and value of our business.

          For December 31, 2012, our board determined the fair value of our common stock to be $0.82 per share. As part of this determination, our board considered an independent third party valuation, conducted for December 31, 2012, which included the following key assumptions:

  •
  The Company's equity fair value based on a weighted income approach and market approach of $144.5 million, a decrease of $12.9 million from our prior valuation as of June 30, 2012;

  •
  Lack of marketability discount of 19.3%;

  •
  Expected term of 2 years, representing the period starting on the valuation date and ending on an expected liquidation event date;

  •
  Expected volatility of 58.3%, based on the average volatility of comparable companies; and

  •
  Risk-free rate of 0.36%, based on U.S. treasury constant maturities with a time to maturity of 2 years as of the valuation date.

          January 2013 and April 2013 grants.    Our board concluded that the continued development of our business made it appropriate to apply values of $0.88 and $1.05, respectively, to our common stock, based upon a straight line interpolation between the concluded fair values from December 31, 2012 to June 30, 2013. Specifically, the increase in our common stock value between these dates was consistent with the increase in our revenues, better visibility into the second half of 2013 and penetration of the U.S. market. Accordingly, we determined that the reasonable approach was to take the estimated fair value based on the linear progression of the two valuations to reflect the ongoing growth and value of our business.

          For June 30, 2013, our board determined the fair value of our common stock to be $1.17 per share. As part of this determination, our board considered an independent third party valuation, conducted for June 30, 2013, which included the following key assumptions:

  •
  The Company's equity fair value based on a weighted income approach and market approach of $188.1 million, an increase of $43.6 million from our prior valuation as of December 31, 2012;

  •
  Lack of marketability discount of 28.5%;

  •
  Expected term of 1.5 years representing the period starting on the valuation date and ending on an expected liquidation event date;

  •
  Expected volatility of 55.8%, based on the average volatility of comparable companies; and

  •
  Risk-free rate of 0.30%, based on U.S. treasury constant maturities with a time to maturity of 1.5 years as of the valuation date.

          July 2013 and October 2013 grants.    Our board concluded that the continued development of our business made it appropriate to apply values of $1.18 and $1.22, respectively, to our common stock, based upon a straight line interpolation between the concluded fair values from June 30, 2013 to December 31, 2013. Specifically, the increase in our common stock value between these dates was consistent with the increase in our revenues in these specific quarters and improvement in the solar sector as a whole. There were no significant intervening events or conditions that were identified between June 30, 2013 and December 31, 2013. Accordingly, we determined that the reasonable approach was to take the estimated fair value based on the linear progression of the two valuations to reflect the ongoing growth and value of our business.

          For December 31, 2013, our board determined the fair value of our common stock to be $1.24 per share. As part of this determination, our board considered an independent third party valuation, conducted for December 31, 2013, which included the following key assumptions:

  •
  The Company's equity fair value based on a weighted income approach and market approach of $190.1 million, an increase of $2.0 million from our prior valuation as of June 30, 2013;

  •
  Lack of marketability discount of 25.6%;

  •
  Expected term of 1.25 years representing the period starting on the valuation date and ending on an expected liquidation event date;

  •
  Expected volatility of 53.0%, based on the average volatility of comparable companies; and

  •
  Risk-free rate of 0.20%, based on U.S. treasury constant maturities with a time to maturity of 1.25 years as of the valuation date.

          January 2014 and May 2014 grants.    Our board concluded that the continued development of our business made it appropriate to apply values of $1.25 and $1.29, respectively, to our common stock, based upon a straight line interpolation between the concluded fair values from

December 31, 2013 to July 14, 2014. Specifically, the increase in our common stock value between these dates was consistent with the increase in our revenues. In July 2014, the Company accepted a term sheet for an investment in the Company's shares from an outside investor which served as a basis for a third party valuation as of July 14, 2014. Accordingly, we determined that the reasonable approach was to take the estimated fair value based on the linear progression of the two valuations to reflect the ongoing growth and value of our business.

          For July 14, 2014, our board determined the fair value of our common stock to be $1.31 per share. As part of this determination, our board considered an independent third party valuation, conducted for July 14, 2014, which included the following key assumptions:

  •
  Application of the PWERM, assuming 40% probability of an initial public offering of our common stock and a 60% probability of merger or sale;

  •
  Lack of marketability discount of 27.3%;

  •
  Expected term of 1.21 years representing the period starting on the valuation date and ending on an expected liquidation event date;

  •
  Expected volatility of 45.0%, based on the average volatility of comparable companies; and

  •
  Risk-free rate of 0.09%, based on U.S. treasury constant maturities with a time to maturity of 1.21 years as of the valuation date.

          September 2014 and October 2014 grants.    Our board concluded that the continued development of our business made it appropriate to apply values of $1.55 and $1.66, respectively, to our common stock, based upon a straight line interpolation between the concluded fair values from July 14, 2014 to October 28, 2014. Specifically, the increase in our common stock value between these dates was consistent with the increase in our revenues and business performance in our key markets. We determined that the reasonable approach was to take the estimated fair value based on the linear progression of the external valuation for July 14, 2014 and a second external valuation for October 28, 2014 to reflect the ongoing growth and value of our business.

          For October 29, 2014, our board determined the fair value of our common stock to be $1.67 per share. In connection with this determination, our board considered an independent third party valuation, conducted for October 28, 2014, which included the following key assumptions:

  •
  Application of the PWERM, assuming 50% probability of an initial public offering of our common stock and a 50% probability of merger or sale;

  •
  Lack of marketability discount of 24.6%;

  •
  Expected term of 0.92 years representing the period starting on the valuation date and ending on an expected liquidation event date;

  •
  Expected volatility of 47.0%, based on the average volatility of comparable companies; and

  •
  Risk-free rate of 0.12%, based on U.S. treasury constant maturities with a time to maturity of 0.92 years as of the valuation date.

          In addition, our board considered (1) our preparations for an initial public offering of our common stock with investment banks and, as a result, an increase in the probability of the initial public offering scenario from 40% to 50%; (2) a firm value derived from an initial public offering scenario based on comparable companies and (3) the consistent increase in our operating and financial performance.

          December 2014 grants.    On December 17, 2014, our board granted 507,000 stock option awards to our certain employees, and on December 22, 2014, our board granted 2,331,758 stock option awards to our Chief Executive Officer, Guy Sella. Our board concluded that the continued development of our business made it appropriate to apply a value of $1.67 to our common stock, based upon a straight line interpolation between the concluded fair values from             to             . Specifically, the increase in our common stock value between these dates was consistent with the increase in our revenues and business performance in our key markets. We determined that the reasonable approach was to take the estimated fair value based on the linear progression of the external valuation for December 31, 2014 to reflect the ongoing growth and value of our business.

          For December 17, 2014 and December 22, 2014, our board determined the fair value of our common stock to be $             per share. In connection with this determination, our board considered an independent third party valuation, conducted for December     , 2014, which included the following key assumptions:

  •
  Application of the PWERM, assuming             % probability of an initial public offering of our common stock and a              % probability of merger or sale;

  •
  Lack of marketability discount of             %;

  •
  Expected term of             years representing the period starting on the valuation date and ending on an expected liquidation event date;

  •
  Expected volatility of             %, based on the average volatility of comparable companies; and

  •
  Risk-free rate of             %, based on U.S. treasury constant maturities with a time to maturity of              years as of the valuation date.

Quantitative and Qualitative Disclosures about Market Risk

          We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates, customer concentrations and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

          Approximately 80% and 44% of our revenues for fiscal 2013 and fiscal 2014, respectively, were earned in non-U.S. dollar denominated currencies, principally the Euro and British pound sterling. Our expenses are generally denominated in the currencies in which our operations are located, primarily the U.S. dollar and New Israeli Shekel, and to a lesser extent the Euro and British pound sterling. Our New Israeli Shekel-denominated expenses consist primarily of personnel and overhead costs. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. A hypothetical 10% change in foreign currency exchange rates between the Euro and the U.S. dollar would have an immaterial effect on our fiscal 2014 net losses as a result of our foreign currency hedging transactions discussed below. A hypothetical 10% change in foreign currency exchange rates between the New Israeli Shekel and the U.S. dollar would have an immaterial effect on our fiscal 2014 net losses.

          For purposes of our consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate as of the date of the transaction or at the average exchange rate to the U.S. dollar during the reporting period.

          To date, we have used derivative financial instruments, specifically foreign currency forward contracts, to manage exposure to foreign currency risks by hedging a portion of our account receivable balances denominated in Euros expected to be paid within six months. Our foreign currency forward contracts are expected to mitigate exchange rate changes related to the hedged assets. We do not use derivative financial instruments for speculative or trading purposes.

          We had cash and cash equivalents of $13.1 million, $9.8 million and $34.7 million at June 30, 2013 June 30, 2014 and September 30, 2014, respectively, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. Since most of our cash and cash equivalents are held in U.S. dollar-denominated money market funds, we believe that our cash and cash equivalents do not have any material exposure to changes in exchange rates.

Interest Rate Risk

          As of June 30, 2014, we had $13.3 million of outstanding indebtedness under our SVB revolving line of credit. Interest on such borrowings accrues at SVB's prime rate plus a margin of 0.75% to 2.75%. The average interest rate on our outstanding borrowings for fiscal 2014 was 4.9%. Based on outstanding borrowings as of June 30, 2014, a 10% increase in the interest rate on these borrowings would increase interest expense by approximately $65,000 on an annual basis.

Concentrations of Major Customers

          Our trade accounts receivables potentially expose us to a concentration of credit risk with our major customers. For fiscal 2014, one major customer accounted for 19.1% of total revenues, and as of June 30, 2014 this same customer accounted for approximately 31% of our consolidated trade receivables balance. We currently do not foresee a credit risk associated with these receivables. In fiscal 2013, no single customer accounted for more than 10% of total revenues and in fiscal 2012, one customer accounted for 11.9% of total revenues.

Inflation

          We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last three years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Commodity Price Risk

          We are subject to risk from fluctuating market prices of certain commodity raw materials, including copper, that are used in our products. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition and results of operations.

INDUSTRY OVERVIEW

Cost of Electricity Continues to Increase

          Global electricity consumption increased from 15,626 terawatt-hours ("TWh") in 2005 to 19,443 TWh in 2012, representing a CAGR of 3.2%, according to Enerdata sas. Growth in demand, combined with the retirement of aging electricity generation facilities, has forced utilities and governments to invest significant resources in increasing electricity production capacity. This investment, together with increased regulation of power plant emissions, has caused a steady increase in the price of electricity for the end consumer. For example, the Energy Information Administration reports that the average price of retail electricity in the U.S. increased from 2005 through 2012 at a CAGR of 2.8%. Similarly, Eurostat reports that European residential electricity prices increased from 2005 through 2012 at a CAGR of 4.0%.

          As electricity costs have continued to rise together with environmental concerns regarding traditional methods of producing electricity, consumers across the world have turned to renewable energy as a viable alternative source of electricity generation. According to the American Council on Renewable Energy ("ACORE"), renewable energy has become "a technology of choice" in the U.S., accounting for nearly 40% of all domestic electricity generation capacity installed in 2013. ACORE reports that solar accounted for 29% of all new renewable electricity generation capacity installed in the U.S. in 2013, rising from 10% in 2012, and in 2013 solar was the second-largest source of new electricity generating capacity behind natural gas.

Solar Is Reaching Grid Parity

          While grid electricity prices have continued to increase, the cost of electricity generated from solar PV systems, often measured by the levelized cost of electricity ("LCOE"), has continued to decline rapidly, driven by improvements in solar PV technology and continued declines in equipment and financing costs. Additionally, unlike traditional sources of electricity generation, solar PV has no feedstock cost. These factors have brought solar PV power to "grid parity" in a number of markets, meaning that LCOE is at or less than the retail cost of grid electricity in the applicable market. Retail grid parity has been achieved as of 2012 in a number of significant markets including, within the U.S., Arizona, California, Connecticut, Hawaii, Nevada, New Hampshire, New Jersey, New Mexico, New York and Vermont (according to Deutsche Bank Markets Research), and outside the U.S., Australia, Brazil, Denmark, Germany, Italy, the Netherlands and Spain (according to Bloomberg New Energy Finance).

          The chart below illustrates the 2012 residential LCOE curve for solar as well as the projected 2015 residential LCOE curve which shows projected future reductions in the LCOE for solar. As illustrated by the chart, areas with high irradiance are associated with a lower LCOE, while areas with low irradiance are associated with a higher LCOE. National residential markets are plotted according to local irradiance and local retail electricity prices, with estimated residential market potential indicated by relatively sized circles. Countries shown at or above the 2012 LCOE curve, such as Australia, Brazil, Denmark, Germany, Italy and Spain, were already at grid parity as of 2012, while certain others are expected to come into grid parity as the LCOE curve moves lower.

Note: LCOE based on 6% weighted average cost of capital, 0.7%/year module degradation, 1% capex as O&M annually. $2.65/W capex assumed for 2012, $2/W for 2015.

Source: Bloomberg New Energy Finance

Solar Energy is a Large and Growing Market

          According to IHS Inc. ("IHS"), annual installed capacity of the global solar market is expected to grow from 34.6 GW in 2013 to 59.6 GW in 2017, representing a CAGR of 14.6%. Growth in PV inverter installations in key residential markets like the U.S. and China is expected to remain strong with expected CAGRs of 19.0% and 11.3%, respectively, during the same period, according to IHS, while at the same time, PV inverter installations in Europe, where several governments have scaled back their solar PV incentive programs under austerity measures adopted in response to the Eurozone economic crisis, are expected to grow from 10.3 GW in 2013 to 11.7 GW in 2017, representing a CAGR of 3.4%. In 2014, global solar PV market growth is expected to be driven in large part from Asia and North America, with China, Japan and the U.S. becoming the top three solar PV markets globally by newly installed capacity.

          The chart below illustrates the aggregate new installed solar capacity in 2013 and expected growth from 2014 through 2017, for some of the key markets for solar PV.

Newly Installed Solar Capacity by Country

Source: IHS PV Inverters Report 2014

          The solar energy market consists of three primary on-grid solar markets:

  •
  Residential.  Distributed solar PV systems for residential buildings; typically roof-mounted deployments smaller than 15 kilowatts (kW).

  •
  Commercial.  Distributed systems for commercial buildings; typically medium-sized roof-mounted deployments between 15 kW to 10 megawatts (MW).

  •
  Utility-Scale.  Centralized large-scale installations owned and operated by utilities; typically ground-mounted deployments larger than 10 MW.

          The North American solar energy market is expected to grow significantly over the next several years. According to IHS, the entire U.S. installed capacity, which was less than 4.6 GW in 2013, is expected to grow to 6.3 GW by 2017, with U.S. residential solar installations expected to increase in aggregate capacity from 655 MW to 1,315 MW in the same period, representing a CAGR of 19.0%. According to ACORE, as of the beginning of 2014, more solar PV systems had been installed in the U.S. (by MW) in the last eighteen months than in the prior 30 years.

          The graph below illustrates the aggregate installed capacity of residential, commercial and utility-scale grid-connected solar PV installations in the U.S. in 2013 and expected growth from 2014 through 2017.

U.S. Newly Installed Solar PV Capacity by Market Type

Source: IHS PV Inverters Report 2014

Emergence and Growth of Module-Level Power Electronics

          A solar PV system consists of PV modules, which produce direct current ("DC") power when exposed to sunlight; an inverter, which transforms the DC power into alternating current ("AC") power that is required by the electricity grid; and associated cabling, fuse boxes and mounting hardware. Traditionally, solar PV systems connected strings of solar PV modules to one or more inverters for this energy conversion. According to IHS, the global inverter market accounted for approximately $6.7 billion in revenues in 2013 and is expected to grow at a CAGR of 3.8% to reach approximately $7.8 billion in revenues in 2017.

          In recent years, advanced system architectures have achieved rapid adoption in solar PV installations. These systems use module-level power electronics ("MLPE"), such as power optimizers and microinverters, to monitor and optimize power output from the individual PV modules, and consequently are able to address problems relating to energy loss, design complexities and safety associated with traditional inverter systems. Microinverters place a dedicated inverter at each solar PV module while power optimizers generally use a central inverter in combination with a module-level DC optimizer.

          The illustrations below depict certain key differences between traditional, microinverter and SolarEdge system architectures.

          The MLPE market is composed of companies producing power optimizers and companies producing microinverters. SolarEdge and Enphase Energy, a provider of microinverters, accounted for approximately 80% of the global market for MLPE in 2013. The global market shares of

SolarEdge and the various other competitors in the MLPE market is illustrated below (for 2013 as measured by MW capacity shipped).

Global Market Share in MLPE Market

Source: GTM Research

          Shipments of MLPE are expected to double from 2012 through 2014, and these technologies were used in 59% of the residential installations in the U.S. in 2013. According to GTM Research, the MLPE market is expected to grow from approximately 1 GW of annual installed capacity globally in 2013 to approximately 5 GW in 2017, representing a CAGR of 46.0%. DC optimizers are expected to account for 57% of the cumulative MLPE market (as measured by MW capacity shipped) between 2013 and 2017, with shipments expected to grow at a 47.6% CAGR, over the same time period. As shown in the graph below, the market share of power optimizers by MW is expected to continue to increase on both an absolute and relative basis. In particular, in North America, power optimizer penetration of the solar PV market (as measured by MW capacity) is expected to increase from approximately 4% as of 2013 to approximately 14% as of 2017, according to GTM Research.

 Global MLPE Shipments (MW) by Technology

Source: GTM Research

          As the market share of MLPE increases, shipments of DC optimizers are expected to grow at a rate outpacing that of microinverters. Microinverters are suited primarily for residential applications, while economies of scale render DC optimizers economically viable for large commercial and utility installations. In addition, microinverter architectures present significant implementation challenges for compliance with new grid codes, adding cost and complexity.

BUSINESS

Overview

          We have invented an intelligent inverter solution that has changed the way power is harvested and managed in a solar PV system. Our DC optimized inverter system maximizes power generation at the individual PV module level while lowering the cost of energy produced by the solar PV system and providing comprehensive and advanced safety features. Our system consists of our power optimizers, inverters and cloud-based monitoring platform and addresses a broad range of solar market segments, from residential solar installations to commercial and small utility-scale solar installations. Since we began commercial shipments in 2010, we have shipped approximately 1 GW of our DC optimized inverter systems and our products have been installed in solar PV systems in 72 countries.

          Historically, the solar PV industry used traditional string and central inverter architectures to harvest PV solar power. However, traditional inverter architectures result in energy losses as well as systemic challenges in design flexibility, safety and monitoring. More recently, microinverter technology was introduced to resolve a number of these challenges, but this technology has certain inherent limitations. We believe that our DC optimized inverter system, consisting of an inverter and distributed power optimizers, best addresses all of these challenges.

          Our system allows for superior power harvesting and module management by deploying power optimizers at each PV module while maintaining a competitive system cost by keeping the AC inversion and grid interaction centralized using a simplified DC-AC inverter. The entire system is monitored through our cloud-based monitoring platform that enables reduced system operation and maintenance ("O&M") costs. Our system enables each PV module to operate at its own maximum power point ("MPP"), rather than a system-wide average, enabling dynamic response to real-world conditions, such as atmospheric conditions, PV module aging, soiling and shading and offering improved energy yield relative to traditional inverter systems. In addition to higher efficiency, our system's installed cost per watt is competitive with traditional inverter systems of leading manufacturers and generally lower than comparable microinverter systems of leading manufacturers. Furthermore, our architecture allows for complex rooftop system designs and enhanced safety and reliability.

          We primarily sell our products directly to large solar installers and engineering, procurement and construction firms ("EPCs") and indirectly to thousands of smaller solar installers through large distributors and electrical equipment wholesalers. Our customers include leading providers of solar PV systems to residential and commercial end users such as SolarCity Corporation, SunRun Inc. and Vivint Solar, Inc. We sell to key solar distributors and electrical equipment wholesalers such as AliusEnergy BV, Krannich Solar Group, Segen Ltd. and Soligent Distribution, LLC. We also sell our power optimizers to several PV module manufacturers that offer PV modules with our power optimizer physically embedded into their modules.

          We were founded in 2006 and began commercial shipments in 2010. As of November 30, 2014, we have shipped approximately 4.4 million power optimizers and 195,000 inverters. Approximately 89,000 installations, many of which may include multiple inverters, are currently connected to, and monitored through, our cloud-based monitoring platform. Our revenue grew from $79.0 million in fiscal 2013 to $133.2 million in fiscal 2014. Our gross margin increased from 5.6% in fiscal 2013 to 16.5% in fiscal 2014. However, although our net income was positive for the quarter ended September 30, 2014, we have a history of losses and negative cash flow from operating activity, including an accumulated deficit of $141,111 as of June 30, 2014 and incurred net losses of $28.2 million in fiscal 2013 and $21.4 million in fiscal 2014. Our technology and system architecture are protected by 36 awarded patents and 120 patent applications filed worldwide.

Market Opportunity

          As discussed in "Industry Overview", favorable market conditions are expected to drive annual installed capacity of the global solar market to grow from 34.6 GW in 2013 to 59.6 GW in 2017, representing a CAGR of 14.6%. Growth in PV inverter installations in key residential markets like the U.S. and China is expected to remain strong with expected CAGRs of 19.0% and 11.3%, respectively, during the same period, according to IHS. According to IHS, the global inverter market accounted for approximately $6.7 billion in revenues in 2013 and is expected to grow at a CAGR of 3.8% to reach approximately $7.8 billion in revenues in 2017.

          Within the global solar market, shipments of MLPE, such as our power optimizers, are expected to double from 2012 through 2014. In 2013, these technologies were used in 59% of the residential installations in the U.S., one of our largest markets. Although the solar industry has historically been cyclical and has experienced periodic downturns, including downward pricing pressure for PV modules, mainly as a result of overproduction, ongoing growth in the solar industry, combined with this accelerating transition within the industry to MLPE, is driving significant growth in the MLPE market that is significantly outpacing the overall industry growth. According to GTM Research, annual global shipments of MLPE are expected to grow from approximately 1 GW of annual installed capacity globally in 2013 to approximately 5 GW in 2017, representing a CAGR of 46.0%, and translating to approximately $1 billion in industry revenue in 2017. DC optimizers are expected to account for 57% of the cumulative MLPE market (as measured by MW capacity shipped) between 2013 and 2017, with market share expected to grow at a 47.6% CAGR over the same time period.

Limitations of Existing Technologies

          A solar PV system consists of PV modules, which produce direct current ("DC") power when exposed to sunlight; an inverter, which transforms the DC power into alternating current ("AC") power that is required by the electricity grid; and associated cabling, fuse boxes and mounting hardware. Traditionally, solar PV systems connected strings of solar PV modules to one or more inverters for this energy conversion.

          Traditional inverter architecture still constitutes the vast majority of the market, especially for larger commercial and utility installations. However, traditional inverter architecture suffers from significant inefficiencies leading to suboptimal power generation. These challenges include:

  •
  Module mismatch.  Traditional inverter systems are unable to consistently produce maximum energy from PV modules. Each PV module in a system has a unique power production profile driven by differences in manufacturing and installation parameters. The architecture of traditional inverter systems does not allow each PV module to operate at its unique MPP. When PV modules are wired in series in a traditional inverter architecture, the entire string's output is reduced, sometimes correlated directly to the output of the lowest-performing PV module on the string. Output reduction can result from subtle variations in PV module composition, atmospheric conditions, soiling, individual PV module locations and orientations, or varying levels of PV module degradation over time. These module mismatch issues typically reduce the potential power output of a traditional solar PV system by 3-5%.

  •
  Partial shading.  Many real-world factors can cause a subset of the PV modules in a system to be partially shaded, which can significantly affect the power output of the entire string. For instance, electric wires, a chimney or even adjacent solar panels may cast a shadow during particular hours of the day, or debris may accumulate. This partial shading reduces the yield of a traditional solar PV system by decreasing, or in extreme cases eliminating, power output from the shaded modules. Overall losses to system production can range from small to substantial.

  •
  Dynamic maximum power point tracking loss.  The MPP of a PV module shifts constantly throughout the day as a result of atmospheric conditions. A traditional inverter system's inability to coordinate output on a module-by-module basis makes it difficult for the system to respond dynamically to the shifting MPP. This inability to respond to the shifting MPP can reduce the potential power output of a traditional solar PV system by 3-10%.

          In addition to power losses, the traditional inverter architecture also has system design, installation and operational challenges, including:

  •
  Rooftop system design complexities.  A traditional inverter system requires each string to be of the same length, use the same type of PV modules and be positioned at the same angle toward the sun. Consequently, rooftop asymmetries and obstructions result in either wasted roof space or inefficient duplication of system components.

  •
  Safety hazards.  Traditional inverter systems cannot shut down the DC output voltage at the PV module level. The DC cables from these modules carry high voltages as long as the sun is shining, even when the traditional inverter or the grid connection has been shut down. This poses serious risks to installers, fire fighters and anyone else who performs work on or around the installation. Such safety hazards have recently prompted heightened safety installation and operation procedures and regulations in a growing number of geographies, compliance with which increases the cost of traditional PV systems.

  •
  No module level monitoring.  A traditional inverter system cannot track power output, temperature or any other attribute of a single PV module. Consequently, a system operator cannot perform remote diagnostics, track performance of PV system components or receive alerts about individual PV module status, and may be unaware of specific module-level problems or breakdowns.

          The first generation of MLPE was the microinverter. This technology scaled down the traditional inverter to a size and power appropriate to a single PV module. By creating control and monitoring at the module level, microinverters solved certain challenges of the traditional inverter system architecture. However, microinverter architecture has its own limitations, such as:

  •
  Higher initial cost per watt and limited economies of scale.  Microinverters perform all the functionality of the traditional inverter, but at each PV module, and consequently a microinverter system has a significantly higher initial upfront cost of components relative to traditional inverter architecture. In addition, as every PV module must have its own microinverter, the cost per watt of a microinverter system does not decrease with scale. As such, microinverters are generally more expensive than traditional inverter systems on a cost per watt basis for residential installations and not economically viable for large commercial and utility installations.

  •
  Grid Code Compliance.  With the growing penetration of solar energy, many utilities in individual U.S. states and Europe have adopted new sets of grid codes to preserve the stability of the electric grid. These grid codes require solar PV inverters to respond dynamically to variances in grid-wide voltage, which typically requires inverter hardware and software to be reengineered. The microinverter faces significant implementation challenges in complying with many of these new grid codes primarily due to its small size. In most cases, adaptation to these new grid codes would require added costs and complexities, limiting the ability of microinverters to address some markets.

The SolarEdge Solution

          Our DC optimized inverter system maximizes power generation at the individual PV module level while lowering the cost of energy produced by the solar PV system and providing comprehensive and advanced safety features. Our solution consists of our power optimizers, inverters and cloud-based monitoring platform. Our solution addresses a broad range of solar market segments, from residential solar installations to commercial and small utility-scale solar installations.

          The key benefits of our solution include:

  •
  Maximized PV module power output.  Our power optimizers provide module-level MPP tracking and real-time adjustments of current and voltage to the optimal working point of each individual PV module. This enables each PV module to continuously produce its maximum power potential independent of other modules in the same string, thus minimizing module mismatch and partial shading losses. By performing these adjustments at a very high rate, our power optimizers also solve the dynamic MPP losses associated with traditional inverters. Independent testing from Photon Laboratories as well as tests performed by PV Evolution Labs according to the National Renewable Energy Laboratory shade test have confirmed that our technology provides power harvesting that is superior to traditional inverter systems.

  •
  Optimized architecture with economies of scale.  Our system shifts certain functions of the traditional inverter to our power optimizers while keeping the DC to AC function and grid interaction in our inverter. As a result, our inverter is smaller, more efficient, more reliable and less expensive. The cost savings that we have achieved on the inverter enable our system to be priced at a cost per watt that is comparable with traditional inverter systems of leading manufacturers. As a PV system grows in size, our inverter benefits from economies of scale, making our technology viable for large commercial and utility-scale applications.

  •
  Enhanced system design flexibility.  Unlike a traditional inverter system that requires each string to be the same length, use the same type of PV modules and be positioned at the same angle toward the sun, our system allows significant design flexibility by enabling the installer to place PV modules in uneven string lengths and on multiple roof facets. This design flexibility:

    •
    increases the amount of the available roof that can be utilized for power production. Unlike traditional inverter systems, our system does not require each string to be the same length, use the same type of PV modules or be positioned at the same angle toward the sun. As a result, our system is significantly less prone to wasted roof space resulting from rooftop asymmetries and obstructions.

    •
    reduces the number of field change orders. For example, some installers use remote tools to estimate the size and configuration of an installation in connection with the customer acquisition process. This is especially common for high-volume residential arrays, where an exhaustive survey of rooftop obstructions would be uneconomical. In some cases, installers discover that their preliminary design, based on remote tools, cannot be implemented due to unexpected shading or other obstructions. With traditional inverter system designs, an obstructed module may require a significant system redesign and a modification of the customer contract to take into account the changed system design. Our DC optimized inverter solution enables an installer to compensate or adjust for most obstructions without materially changing the original design or requiring a modification to the customer contract.

  •
  Reduced balance of system costs.  Our DC optimized inverter system allows significantly longer strings to be connected to the same inverter (as compared to a traditional inverter system). This minimizes the cost of cabling, fuse boxes and other ancillary electric components. These factors together result in easier installation with shorter design times and a lower initial cost per watt, while enabling larger installations per rooftop. GTM Research estimates that the costs for electrical BoS components can be 30% to 40% lower for an MLPE system when compared with a traditional inverter system. We estimate that our DC optimized inverter system provides BoS cost reductions between $0.02 and $0.05 per watt in residential installations with even higher savings in commercial installations. The Solvida Energy Group, Inc. analyzed the DC and AC electrical BoS costs for a 500 kW commercial rooftop solar PV system, comparing the costs of installation and labor for traditional inverter systems and our DC optimized inverter system. The results indicated a 30% to 50% reduction in BoS cost for our DC optimized inverter system as compared to a traditional inverter system.

  •
  Continuous monitoring and control to reduce operation and maintenance costs.  Our cloud-based monitoring platform provides full data visibility at the module level, string level, inverter level and system level. The data can be accessed remotely by any web-enabled device, allowing comprehensive analysis, immediate fault detection and alerts. These monitoring features reduce O&M costs for the system owner by identifying and locating faults, enabling remote testing and reducing field visits.

  •
  Enhanced safety.  We have incorporated module-level safety mechanisms in our system to protect installers, electricians and firefighters. Each power optimizer is configured to reduce output to 1 volt unless the power optimizer receives a fail-safe signal from a functioning inverter. As a result, if the inverter is shut down (e.g., for system maintenance, due to malfunction, in the event of a fire or otherwise), the DC voltage throughout the system is reduced to a safe level. In recent years, new safety standards have been introduced in the U.S. and in Europe that require or encourage the installation of safety measures such as these. Our DC optimized inverters comply with the applicable safety requirements of the areas in which they are sold, providing incremental cost savings to installers by eliminating the need for additional hardware such as DC breakers, switches or fire-proof ducts required by traditional inverter systems. For example, the 2014 U.S. National Electric Code on Rapid

    Shutdown requires a traditional inverter system to include roof DC breakers, which cost between $350 and $750 and can add an additional $0.03 to $0.10 per watt cost.

  •
  High reliability.  Solar PV systems are typically expected to operate for at least 25 years under harsh outdoor conditions. High reliability is critical and is facilitated by systems and components that have low heat generation, solid and stable materials, and an absence of moving parts. We have designed our system to meet these stringent requirements. Our power optimizers dissipate much less heat than microinverters because no DC-AC inversion occurs at the module level. As a result, less heat is dissipated beneath the PV module, which improves lifetime expectancy and reliability of our power optimizers. Our power optimizers' high switching frequency allows the use of ceramic capacitors with a low, fixed rate of aging and a proven life expectancy in excess of 25 years. Further, we use automotive-grade ASICs that embed many of the required electronics into the ASIC. This reduces the number of components and consequently the potential points of failure.

Our Competitive Strengths

          We believe the following strengths of our business distinguish us from our competitors, enhance our leadership position in MLPE and position us to capitalize on the expected continued growth in the solar PV market:

  •
  Innovative DC optimized inverter system enables superior results.  Our system offers significant design and operating benefits relative to traditional inverter architecture, including increased energy yield, design flexibility, enhanced safety and lower O&M costs throughout the life of the system. Our system also offers significant design and operating benefits relative to microinverter architecture, including a lower initial cost per watt, economies of scale for larger systems, broader module compatibility and higher reliability. This technological and system design superiority generates increased market opportunities across varying segments and geographies.

  •
  Industry leading solution in the fastest growing segment of the solar market.  We are the leader in the global MLPE market according to GTM Research, with strong brand and product recognition and a technologically superior solution. Our annual product sales have grown rapidly from approximately 8,400 inverters and 181,000 power optimizers in fiscal 2011, our first full fiscal year of commercial shipments, to annual product sales exceeding 61,000 inverters and 1.3 million power optimizers in fiscal 2014. According to GTM Research, our 2013 shipments represented a 42% market share in the MLPE market (as measured by MW capacity shipped). As our share of the MLPE market has continued to grow, we have also benefited from the overall growth of the MLPE market, which is expected to reach $1 billion in sales in 2017. The total inverter market, of which the MLPE market made up only 2.5% (as measured by MW capacity shipped) in 2013, is in the early stages of a larger transition to MLPE. We believe that our solution is best positioned to address this significant market opportunity.

  •
  Experienced technology team focused on continuous innovation.  We have successfully introduced three generations of power optimizers and two generations of inverters in less than six years, and plan to release new generations of power optimizers and inverters in the coming years. Our multidisciplinary team of engineers, with expertise across all relevant fields, including semiconductors, power electronics and software engineering, enables us to develop products rapidly, with designs optimized for efficient and automated manufacturing and superior reliability. Our research and development team is responsible for our portfolio of 36 awarded patents and 120 patent applications filed worldwide as of September 30, 2014, protecting our technology and system architecture. We believe that our combination of engineering and operational expertise will enable us to continue to increase functionality, compatibility and reliability while reducing the cost of our solution.

  •
  Established global sales channels anchored with top tier customers.  We sell our products directly to large installers and EPC contractors. We also reach thousands of smaller installers indirectly by selling to leading solar PV distributors and electrical equipment wholesalers to reach all segments of the residential and commercial markets. We also sell our power optimizers to several PV module manufacturers that offer PV modules with our power optimizer physically embedded into their modules. In fiscal 2014, we sold our products to approximately 200 direct customers in 38 countries and as of November 30, 2014, approximately 7,800 indirect customers had registered with us through our cloud-based monitoring platform. We support installers of our system by offering them the opportunity to integrate our monitoring and O&M capabilities with their operational and accounting functions, thereby enabling them to streamline their processes while lowering their costs through enhanced efficiencies and product integrations. We support our large distributor customers by providing lead generation assistance and direct relationships with installers which creates demand for our products from the large distributors who service these installers.

  •
  Strong management team.  Our founders and executive officers bring extensive multidisciplinary experience in technology and business. A significant portion of the management team's joint tenure extends well beyond the founding of SolarEdge, with our core founding group and our technology management team having worked together for more than 15 years. This introduces a level of stability that is a competitive advantage in our ability to attract a highly-talented pool of experienced engineers and seasoned industry professionals.

Our Strategy

          Our mission is to become the leading provider of inverter solutions across all solar PV market segments and broaden the availability of clean, renewable solar energy. Key elements of our strategy include:

  •
  Continue to innovate and advance our solutions.  We invented the DC power optimized inverter system for PV modules. We intend to continue to innovate with respect to our inverters and power optimizers to develop new and enhanced technologies and solutions that will further enhance our leadership position. Our innovation also extends to our manufacturing processes, including the development of an automated assembly line for the manufacture of our power optimizers. We believe that our future technology will continue to significantly reduce cost and improve the intelligence and competitiveness of our offering. In addition, we believe that our investment in advanced manufacturing technologies will further improve quality and reliability while reducing cost. We plan to continue to introduce new generations of our technologies to increase the adoption of our DC optimized inverter systems worldwide.

  •
  Further penetrate our existing markets.  We intend to increase market share with our existing customers by offering application programming interfaces, for processes such as inventory management and billing integration, and expanding our services and training initiatives. We further intend to hire additional sales and marketing personnel focused on growing our new customer base in our existing markets. Over the last few years, we have made substantial investments in our technology to enable us to address the requirements of larger solar PV installations. We intend to continue to expand our product portfolio by developing inverters with the higher power ratings required by large commercial and utility-scale systems, reducing overall system cost and adding features to our cloud-based monitoring software.

  •
  Continue to grow our global presence.  To date, we have shipped approximately 1 GW of our DC optimized inverter systems. Our products are sold in approximately 38 countries, and are installed in solar PV systems in 72 countries. We plan to expand our global footprint and drive sales by ensuring the compatibility of our products with additional local grid codes, and further penetrating and growing our network of installers, distributors, wholesalers, EPCs and PV module manufacturers. For example, in Japan and Latin America, where we are focusing our newest expansion efforts, we have applied for certification and are in the process of developing modifications to our products to meet local grid requirements and regulations. We are implementing a detailed sales and marketing strategy and training programs to address the specific characteristics of new markets and are in the process of hiring professionals to execute these market strategies.

  •
  Leverage our technology to enter adjacent markets.  Our technology has other potential applications for the regulation and management of energy sources, such as energy storage. For example, our power optimizer can be used to maximize and stabilize battery storage systems, thereby improving system performance, life expectancy and safety. In addition, our cloud-based monitoring solution may in the future be used for smart grid applications, such as demand response and energy efficiency applications and home automation systems.

Our Economic Advantage

          Below we have presented levelized cost of energy ("LCOE"), case studies for actual SolarEdge residential and commercial solar PV systems. The case studies present PVsyst simulated results for our solution as well as system architectures employing traditional string inverters, and, in the case of the residential case study, microinverters. We believe the LCOE results presented are typical for the applicable system sizes and provide an accurate indication of the economic advantages of our solution.

  LCOE

          We determined the financial return using LCOE analyses. Both analyses incorporate savings in electricity costs offset by solar energy production, in addition to rebates and incentives. LCOE represents the ratio of the total lifetime cost of the system, which is the sum of the total upfront solar PV system cost plus the present value of the total lifetime cost of the system, to its total lifetime system energy harvest. Our system is able to provide a lower LCOE as a result of its additional energy harvest and reduced electrical BoS and O&M costs.

Residential Installation

          Below is an LCOE analysis of a 4.16kW system installed in California in 2012 based on PVsyst simulations.

	SolarEdge system(1)		Microinverter(2)		Traditional inverter(3)
Upfront system costs(4)
Modules and racking(5)	$5,420		$5,420		$5,420
Inverter	$1,456		$2,579		$1,165
Electrical BoS(6)	$887		$1,138		$1,001
Design, permit and other	$1,073		$1,073		$1,073
Profit and tax	$1,767		$2,042		$1,732
Total	$10,603		$12,252		$10,391
Lifetime costs (20 years)
O&M(7)	$435		$512		$473
Inverter replacement(8)	$223		$—		$487
Total	$658		$512		$960
System energy harvest (1st year)(9)(10)	6,540	kWh	6,538	kWh	6,300	kWh
System energy harvest (20 years)(11)	119,089	kWh	119,052	kWh	113,466	kWh
Additional energy harvest vs. traditional inverter	5.0%		4.9%
LCOE	9.46	¢/kWh	10.72	¢/kWh	10.00	¢/kWh

(1)
1 × SolarEdge SE3800US inverter and 16 × SolarEdge OP250 power optimizers; total cost $0.35 per watt.

(2)
16 × Enphase M215 microinverters; total cost $0.62 per watt.

(3)
1 × SMA SB3000TL traditional inverter; total cost $0.28 per watt.

(4)
Upfront system cost to the system owner, calculated according to second quarter 2014 market prices based on GTM Research data.

(5)
16 × LG Electronics 260 watt modules (LG-260S1C-G2). Module and racking cost includes labor. Total cost is $1.30 per watt.

(6)
Electrical BoS cost includes AC and DC balance of system costs.

(7)
Net present value of lifetime O&M costs calculated with a discount rate of 5%. Assumes annual O&M costs equal to 0.5% of total upfront system costs reduced by 10% in the case of SolarEdge and microinverters as a result of monitoring.

(8)
Net present value of inverter replacement cost calculated using a discount rate of 5%. Assumes traditional inverter replacement at year 11, SolarEdge inverter replacement at year 13 and, in each case, annual inverter price decrease of 3%. Does not account for power optimizer replacement cost on account of 25-year warranty. Does not account for microinverter replacement cost on account of 20-year warranty.

(9)
PVsyst simulation results for first year of energy production.

(10)
SolarEdge system actual yield during 2013 was 6,664 kWh, 1.9% above the simulated results.

(11)
Aggregate energy harvest over 20 years. Assumes 1% annual module degradation and 0.12% yield increase for MLPE compared to traditional inverter systems due to module mismatch increase due to aging.

Commercial Installation

          Below is an LCOE analysis of a 90kW system installed in Ontario, Canada in 2012 based on PVsyst simulations.

	SolarEdge system(1)		Microinverter(2)		Traditional inverter(3)
Upfront system costs(4)
Modules and racking(5)	$97,436		$97,436		$97,436
Inverter	$20,700		$54,900		$9,900
Electrical BoS(6)	$15,003		$16,503		$30,006
Design, permit and other	$8,766		$8,766		$8,766
Profit and tax	$28,381		$35,521		$29,222
Total	$170,285		$213,126		$175,329
Lifetime costs (20 years)
O&M(7)	$7,466		$9,468		$8,558
Inverter replacement(8)	$4,176		$0		$4,140
Total	$11,642		$9,468		$12,698
System energy harvest (1st year)(9)(10)	117,335	kWh	116,513	kWh	116,364	kWh
System energy harvest (20 years)(11)	2,136,589	kWh	2,121,621	kWh	2,095,765	kWh
Additional energy harvest vs. traditional inverter	1.9%		1.2%
LCOE	8.51	¢/kWh	10.49	¢/kWh	8.97	¢/kWh

(1)
390 × OP250 SolarEdge power optimizers and 14 × SE6000 SolarEdge inverters; total cost $0.23 per watt.

(2)
390 × Enphase M215 microinverters; total cost $0.62 per watt.

(3)
6 × SMA TriPower 15000TL traditional inverters; total cost $0.11 per watt.

(4)
Upfront system cost to the system owner, calculated according to second quarter 2014 market prices based on GTM Research data.

(5)
390 × Eclipsall 245 watt modules (NRG60-245SE). Module and racking cost includes labor. Total cost is $1.10 per watt.

(6)
Electrical BoS cost includes AC and DC balance of system costs.

(7)
Net present value of lifetime O&M costs calculated using a discount rate of 5%. Assumes annual O&M costs equal to 0.5% of total upfront system costs reduced by 10% in the case of SolarEdge as a result of monitoring.

(8)
Net present value of inverter replacement cost calculated using a discount rate of 5%. Assumes traditional inverter replacement at year 11, SolarEdge inverter replacement at year 13 and annual, in each case, inverter price decrease of 3%. Does not account for power optimizer replacement cost on account of 25-year warranty. Does not account for microinverter replacement cost on account of 20-year warranty.

(9)
PVsyst simulation results for first year of energy production.

(10)
The SolarEdge system's actual yield during 2013 was 122,014 kWh, 4% above the simulated results.

(11)
Aggregate energy harvest over 20 years. Assumes 1% annual module degradation and 0.12% yield increase for MLPE compared to traditional inverter systems due to module mismatch increase due to aging.

Our Products

          Our solution consists of a DC power optimizer, an inverter and monitoring platform that operate as a single integrated system:

          SolarEdge Power Optimizer.    Our DC power optimizer is a highly reliable and efficient DC-to-DC converter which is connected by installers to each PV module or embedded by PV module manufacturers into their modules as part of the manufacturing process. Our power optimizer increases energy output from the PV module to which it is connected by continuously tracking the MPP of each module and controlling its working point. The power optimizer's ability to track the MPP of each PV module and its ability to increase or decrease its output voltage, enables the inverter's input voltage to remain fixed under a large variety of string configurations. This feature enhances flexibility in PV system designs, enabling use of different string lengths in a single PV system connected to the same inverter, use of PV panels situated on multiple orientations connected to the same inverter and using varied PV module types in the same string. In addition, our power optimizers monitor the performance of each PV module and communicates this data to our inverter using our proprietary power line communication. In turn, the inverter transmits this information to our monitoring server. Each power optimizer is equipped with our proprietary safety mechanism which automatically reduces the output voltage of each power optimizer to 1V unless the power optimizer receives a fail-safe signal from a functioning inverter. As a result, if the inverter is shut down (e.g., for system maintenance, due to malfunction, in the event of a fire or otherwise), the DC voltage throughout the system is reduced to a safe level.

          Our power optimizers are designed to withstand high temperatures and harsh environmental conditions, and contain multiple bypass features that localize failures and enable continued system operation in the vast majority of cases of power optimizer failure. Our power optimizers are compatible with the vast majority of modules on the market today and carry a 25-year product warranty. Our power optimizers are designed to be used with our inverters as well as third party inverters to provide power optimization. Monitoring and safety features can also be achieved with third party inverters by adding supplemental communications hardware. During fiscal year 2012, 2013 and 2014, revenues derived from the sale of power optimizers represented 50.2%, 48.5% and 48.8% of total revenues, respectively.

          SolarEdge Inverter.    Our DC-to-AC inverters contain sophisticated digital control technology with efficient power conversion architecture resulting in superior solar power harvesting and high reliability and are designed to work exclusively with our DC power optimizers. A proprietary power line communication receiver is integrated into each inverter, receiving data from our power optimizers, storing this data and transmitting it to our monitoring server when an internet connection exists. Since each string which is equipped with our power optimizers provides fixed input voltage to our inverter, the inverter is able to operate at its highest efficiency at all times and therefore is more cost-efficient, energy efficient and reliable. Like our power optimizers, our inverters are designed to withstand harsh environmental conditions. Since the power rating of an inverter determines how many PV modules it can serve, larger installations require inverters with higher power ratings. We currently offer our second generation of inverters which come in two models: a one-phase inverter designed to address the residential market (2.2 kW to 11.4 kW) and a three-phase inverter designed to address the residential market in certain European countries and the commercial market (5 kW to 20 kW). We are also in the initial development stages of higher power inverters to further improve our value proposition for utility-scale systems. Each of our inverters are sold with a 12-year warranty that is extendable to 20 or 25 years for an additional cost.

          During fiscal year 2012, 2013 and 201,4 revenues derived from the sale of inverters represented 45.6%, 44.8% and 46.6% of total revenues, respectively.

          SolarEdge Monitoring Software.    Our cloud-based monitoring software collects power, voltage, current and system data sent from our inverters and power optimizers and allows users to view the data at the module level, string level, inverter level and system level from any browser or from most smart phones and tablets. The monitoring software continuously analyzes data and flags potential problems. The monitoring software includes features which are used on a routine basis by integrators, installers, maintenance staff, and system owners to improve a solar PV system's performance by maximizing solar power harvesting and reducing O&M costs by increasing system up-time and detecting PV module performance issues more effectively.

          Connection to the monitoring server is completed during installation by the installer. The installer then receives full access to system data through the monitoring software and can select the amount of data to be shared with the system owner.

Product Roadmap

          Our products reflect the innovation focus and capabilities of our technology departments. Our product roadmap is divided into four categories: power optimizers, inverters, storage and monitoring services.

          Power optimizers.    We currently sell our third generation power optimizer which was designed for fully automated assembly and which is based on our third generation ASIC. A key element of our reliability strategy, and a significant differentiator relative to our competitors, is our use of proprietary ASICs to control, among other things, our power optimizer's power conversion, safety features, and PV module monitoring. Instead of using large numbers of discrete components, our power optimizer uses a single proprietary ASIC, thus reducing the total number of components in an electrical circuit and thereby improving reliability. We are in the final stages of testing our fourth generation ASIC and we expect to begin commercial shipments of our fourth generation power optimizers in 2015. In addition, we are also in the final stage of developing all the necessary subsystems for the fifth generation ASIC which will be used in our fifth generation power optimizer. Each new ASIC generation has reduced the number of components required and meaningfully improved the efficiency of the power optimizer. The efficiency improvement reduces the energy losses which in turn reduces the amount of heat dissipation. This enables design of a more cost effective and usually smaller enclosure and also keeps the electronics cooler, thereby improving the power optimizer's reliability.

          Inverters.    Our inverter roadmap is intended to serve three purposes: (i) expand addressable market by developing new and larger inverters designed specifically for larger commercial installations and utility-scale projects; (ii) improve the electronics to increase the total power throughput without changing the existing enclosure, thereby reducing the actual cost per watt and increasing economies of scale and (iii) improve ease of installation by integrating additional functionality required in certain installations in order to reduce costs of additional hardware and labor costs. For example, we recently integrated a revenue grade meter into our inverter. In addition, we are developing an ultra-high frequency inverter that is intended to bring significant efficiency improvements and thereby to reduce heat dissipation, enclosure size and cost as well as size and cost of passive components such as the main inductor and capacitors.

          Monitoring.    Our cloud-based monitoring server is continuously growing by the amount of data aggregated. We are continuously developing tools to accommodate our growth and further enhance our service offering. Specifically, we plan to increase data compression in order to enable support for a rapidly increasing number of field systems while using low-cost equipment. In addition, we plan to improve our reporting systems and enable users to obtain self-generated customized reports. We also expect to expand algorithms that detect and pinpoint problems that can affect power production in field systems. We further plan to add more capabilities through our public application program interface to allow users to build and integrate our system into their own systems and to allow users to build and share useful applications based on monitoring data gathered by our software.

          Storage.    The ability to efficiently store and manage electric energy is expected to further accelerate the growth of the global solar market. We believe that by optimizing each battery, we can improve the depth of charge and discharge as well as flexibility and longevity of battery bank life. We are in the initial development stages of technology based on our current system architecture and patents that includes a DC-based solution for optimizing battery storage systems. We believe that this solution, combined with energy efficiency functionality, will present a significant growth opportunity.

Sales and Marketing Strategy

          Since commencing sales activities in early 2010, our strategy has been to focus on markets where electricity prices, irradiance and government policies make solar PV installations economically viable. Today, our products have been installed in 72 countries, including the U.S., Australia, Belgium, Canada, China, France, Germany, Israel, Italy, Japan, the Netherlands, Singapore and the United Kingdom.

          We target our sales and marketing efforts to the largest distributors, electrical equipment wholesalers, EPC contractors and installers in each of the countries where we operate. In the U.S., Germany, Italy, the United Kingdom and Australia, our products are carried and actively sold by most of the top solar PV distributors as well as the largest electrical distribution companies that are active in solar PV. We anticipate that an increasing percentage of solar PV equipment sales will also occur through electrical equipment wholesalers who sell to a broad range of electrical contractors, and we are focused on cultivating these global relationships. As of November 30, 2014, approximately 7,800 installers around the world have installed SolarEdge solar PV systems, including an average of 270 new installers per month since the beginning of 2014. We also sell our power optimizers to several PV module manufacturers that offer PV modules with our power optimizer physically embedded into their modules.

          Additionally, we have a number of programs focused on educating installers and other industry professionals about our technology, and we use a combination of road shows, webinars and partner trainings to show them how best to design, sell and implement our technology in their projects.

          Our sales strategy and the entrepreneurial culture of our Company have allowed us to react quickly to trends in the countries in which we sell our products. For example, in response to the abrupt cut in feed-in tariffs in Europe in 2012, we shifted our focus to the U.S. and ended fiscal 2014 with 48.5% of our revenues from the U.S., as compared to 7.6% in fiscal 2012.

Our Customers

          Our largest customer in fiscal 2014 was SolarCity Corporation, the largest independent solar power provider in the U.S. SolarCity accounted for 5.2% of our revenues in fiscal 2013 and 19.1% of our revenues in fiscal 2014. Krannich Solar Group, headquartered in Germany, is the largest distributor of PV modules in the world and accounted for 7.8% of our revenues in fiscal 2013 and 2014. Other large customers include key solar distributors and electrical equipment wholesalers such as AliusEnergy BV, Segen Ltd., Soligent Distribution, LLC, affiliates of SunRun Inc. and Vivint Solar, Inc.

Training and Customer Support

          We offer our installer base a comprehensive package of customer support and training services which include pre-sales support, ongoing trainings, and technical support before, during, and after installation. We also provide customized support programs to PV module manufacturers, large installers and distributors to help prioritize and track support issues, thereby enabling short cycle times for issue resolution. In 2014, we conducted approximately 120 training events in 15 countries, with an aggregate of approximately 3,500 attendees.

          We offer a wide variety of training, including hands-on and on-demand video sessions and online product and training materials. We support our commercial system customers with design consulting throughout their sales process and installation. Our technical support organization includes local expert teams, call centers in California, Germany and Israel, and an online service portal. Our toll-free call centers are open Monday through Friday from 9:00 a.m. to 8:00 p.m. in every region in which we sell our products. In addition, customers can open and track support cases 24/7 utilizing our online portal. All support cases are monitored via a customer relationship management system in order to ensure service, track closure of all customer issues and further improve our customer service. Our call centers have access to our cloud-based monitoring platform database, which enables real-time remote diagnostics.

          Customer service and satisfaction has been a key component of our business and we expect it to continue to be integral to our success in the future. We maintain high levels of customer engagement through our call centers in California, Germany and Israel. In addition to our call centers, we have field service engineers located in the geographies where we are active, and support our customers with commissioning of large projects, introduction of new technologies and features and on-the-job training of new installers. Our customer support and training organization consists of 43 employees worldwide.

Our Technology

          We have drawn on our expertise in the fields of power electronics, magnetic design, mechanical and heat dissipation capabilities, control loops and algorithms and power line communications to design and develop what we believe to be the most advanced solutions for harvesting power from solar PV systems. Our advanced technologies are explained in more detail below.

Power optimizers

          Our power optimizers are DC/DC step up/step down (buck-boost) converters designed and developed to operate in harsh outdoor environments at very high conversion efficiency. Our power optimizers include proprietary power electronics customized to efficiently convert power from the PV module to the inverter. The conversion topology and components are all designed for the power optimizer specifications and verified for consistent performance and reliability in numerous lab tests and simulations. We also design and utilize custom magnetic cores and windings to maximize the density of the power optimizer while maintaining optimal thermal performance.

          A key factor in the performance of our power optimizer is determined by the digital control algorithms and closed-loop mechanism. The power optimizer's control is built into our advanced ASIC which is responsible for all critical digital control functions of the power optimizer, including detailed power analysis, digital control of the power conversion subsystem and powerline communications and networking. Since each power optimizer handles the power and voltage of a single module, we are able to reach a high degree of semiconductor integration by leveraging low cost silicon in standard semiconductor packages. As a result, much of the functionality of our power optimizer can be integrated into a standard complementary metal-oxide semiconductor ASIC instead of discrete electrical components, resulting in lower costs and higher reliability.

          The ASIC performs the critical power analysis and power conversion control functions of the power optimizer. The power analysis function processes the status and working parameters at the power optimizer's input and output and, together with advanced digital control and state machine logic, controls the power conversion function. In addition, our digital control system uses an innovative predictive control technology that allows the solar PV installation to anticipate and adapt to changing operating conditions and protect against system anomalies.

          Each power optimizer in the array is connected to the inverter by a powerline communications networking link. Our powerline communications link uses a proprietary networking technology that we developed utilizing the existing DC wiring between the power optimizers and the inverter to transmit and receive data between these devices.

Inverters

          Our inverter is designed for single-stage DC/AC conversion. The control loop maintains a fixed DC voltage level at its input thereby allowing for longer, uneven and multi-faceted strings while also enabling custom, cost efficient and reliable inverter design and component selection. All of the power components, as well as the main magnetic components for our inverters, can then be optimized for DC/AC inversion at high efficiency.

          The digital control algorithms of our inverters are implemented using programmable digital signal processors which allow for flexibility and adaptation of control loops for various grids and for the requirements and standards of various grid operators across geographies. We have already implemented the control mechanisms necessary to support advanced grid codes and standards that are required to support high penetration of solar energy into the grid.

Manufacturing

          We have designed our manufacturing processes to generate market-leading quality while keeping costs low. The strategy is threefold: outsource, automate and localize. We have entered outsourcing contracts with two of the world's leading global electronics manufacturing service providers, Jabil Circuit, Inc. and Flextronics Industrial Ltd. By using these contract manufacturers rather than building our own manufacturing infrastructure, we are able to access advanced manufacturing equipment, processes, skills and capacity on a "capital light" budget. Our contract manufacturers are responsible for funding the capital expenses incurred in connection with the manufacture of our products, except with regard to end of line testing equipment (which resulted in expenses of $0.4 million and $1.0 million for fiscal 2013 and 2014, respectively). We expect to continue this funding arrangement in the future, with respect to any expansions to such existing lines. Further, contracting with global providers such as Jabil and Flextronics gives us added flexibility to manufacture certain products in China, closer to target markets in Asia and the North American west coast and other products in Hungary, closer to target markets in Europe and the North American east coast, potentially increasing responsiveness to customers while reducing costs and delivery times.

          Our first proprietary automated assembly line is scheduled to be in use at the Hungary Flextronics manufacturing plant by the middle of 2015. We expect the automated assembly line to enable us to scale production of our power optimizers, decrease labor costs, and improve quality levels. Once production is operating at full capacity, we expect the automated assembly line to be capable of producing approximately 1.8 million power optimizers per year. This automated assembly line can also be replicated and deployed to additional production facilities. We have designed and are responsible for funding all of the capital expenses associated with this automated assembly line. We expect to invest in additional automated assembly lines in the future, and we will own and be responsible for funding all of the capital expenses incurred in conjunction with such automated assembly lines. The current and expected capital expenses associated with these automated assembly lines are not significant and will be funded out of our cash flows.

Reliability and Quality Control

          Our power optimizers are either connected to each PV module by installers, or embedded in each PV module by PV module manufacturers. Our power optimizers are designed to be as reliable as the PV module itself and capable of withstanding the same operating and environmental conditions.

          Our reliability methodology includes a multi-level plan with design analysis by in-house and external experts, sub-system testing of critical components by Accelerated Life Testing, and integrative testing of design prototypes by Highly Accelerated Life Testing and large sample groups.

As part of our reliability efforts, we subject components to industry standard conditions and tests including in accelerated life chambers that simulate burn-in, thermal cycling, damp-heat and other stresses. We also test complete products in stress tests and in the field. Our rigorous testing processes have helped us to develop highly reliable products.

          In order to verify the quality of each of our products when it leaves the manufacturing plant, each component, sub-assembly, and final product are tested multiple times during production. These tests include Automatic Optical Inspection, In-Circuit Testing, Board- and Component-Level Functional Testing, Safety Testing and Integrative Stress Testing. We employ a serial number-driven manufacturing process auditing and traceability system that allows us to control production line activities, verify correct manufacturing processes and to achieve item-specific traceability.

          As a part of our quality and reliability approach, failed products from the field are returned and subjected to root cause analysis, the results of which are used to improve our product and manufacturing processes and further reduce our field failure rate.

Certifications

          Our products and systems comply with the applicable regulatory requirements of the jurisdictions in which they are sold as well as all other major markets around the world, collectively covering approximately 80% of the global solar PV market as measured by MW capacity shipped. These include safety regulations, electromagnetic compatibility standards and grid compliance.

Research and Development

          We devote substantial resources to research and development with the objective of developing new products and systems, adding new features to existing products and systems and reducing unit costs of our products. Our development strategy is to identify features, products and systems for both software and hardware that reduce the cost and improve the effectiveness of our solutions for our customers. We measure the effectiveness of our research and development by metrics including product unit cost, efficiency, reliability, power output and ease of use.

          We have a strong research and development team with wide-ranging experience in power electronics, semiconductors, power line communications and networking, and software engineering. In addition, many members of our team have expertise in solar technologies. As of September 30, 2014, our research and development organization had a headcount of 153 people. Our research and development expense, net totaled $13.8 million, $15.8 million and $18.3 million for fiscal 2012, 2013 and 2014, respectively.

Intellectual Property

          The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. We rely primarily on patent, trademark, copyright and trade secrets laws in the U.S. and similar laws in other countries, confidentiality agreements and procedures and other contractual arrangements to protect our technology. As of September 30, 2014, we had 27 issued U.S. patents, 9 issued non-U.S. patents, 50 patent applications pending for examination in the U.S. and 70 patent applications pending for examination in other countries, all of which are related to U.S. applications. A majority of our patents relate to DC power optimization and DC to AC conversion for alternative energy power systems, power system monitoring, control and management systems. Our issued patents are scheduled to expire between 2027 and 2032. We continually assess opportunities to seek patent protection for those aspects of our technology, designs and methodologies and processes that we believe provide significant competitive advantages.

          We rely on trade secret protection and confidentiality agreements to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce. We believe that many elements of our manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms and procedures.

          All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of employment with us.

          We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans.

          We have not been subject to any material intellectual property claims.

Competition

          The markets for our products are competitive, and we compete with manufacturers of traditional inverters and manufacturers of other MLPE, including microinverters and power optimizers. The principal areas in which we compete with other companies include:

  •
  product performance and features;

  •
  total cost of ownership (usually measured by LCOE);

  •
  PV module compatibility and interoperability;

  •
  reliability and duration of product warranty;

  •
  customer service and support;

  •
  breadth of product line;

  •
  local sales and distribution capabilities;

  •
  compliance with applicable certifications and grid codes;

  •
  size and financial stability of operations; and

  •
  size of installed base.

          Our DC optimized inverter system competes principally with products from traditional inverter manufacturers, such as SMA Solar Technology AG, ABB Ltd. and KACO new energy GmbH. In the North American residential market we compete with traditional inverter manufacturers as well as microinverter manufacturers such as Enphase Energy, Inc. SMA Solar Technology AG and ABB Ltd. have recently introduced microinverter products. In addition, several new entrants to the MLPE market, including low-cost Asian manufacturers, have recently announced plans to ship or have already shipped products. We believe that our DC optimized inverter system offers significant technology and cost advantages that reflect a competitive differentiation over traditional inverter systems and microinverter technologies.

Government Incentives

          Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar PV systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation and exclusion of solar PV systems from property tax assessments. The market for on-grid applications, where solar power is used to supplement a customer's electricity purchased from the utility network or sold to a utility under tariff, often depends in large part on the availability and size of these government subsidies and economic incentives, which vary by geographic market and from time to time. The following is a summary of the major current government subsidies and economic incentives in the key jurisdictions where our customers operate.

United States

          The U.S. federal government provides an uncapped investment tax credit that allows a taxpayer to claim a credit of 30% of qualified expenditures for a residential or commercial solar PV system placed in service on or before December 31, 2016. This credit is scheduled to reduce to 10% effective January 1, 2017. The federal government also permits accelerated depreciation for eligible solar PV systems. In addition, approximately half of the U.S. states offer an additional personal and/or corporate investment or production tax credit for solar. Further, more than half of the U.S. states, and many local jurisdictions, have established property tax incentives for renewable energy systems.

          Most U.S. states have instituted a "net metering" regulatory policy, which allows a solar PV system owner to connect an on-site solar PV system to the utility grid and offset purchases of electricity from the utility with energy generated by the solar PV system and exported to the grid. Many states also have adopted procurement requirements for renewable energy production, including renewable portfolio standards that require utilities to procure a percentage of electricity delivered from renewable energy sources, such as solar PV systems. To prove compliance with such mandates, utilities typically must surrender renewable energy certificates ("RECs"). Solar PV system owners often are able to sell RECs to utilities directly or in REC markets.

          Many utilities and state governments offer a rebate or other cash incentive for the installation and operation of a solar PV system. These include "up-front" rebates that provide cash payments based on the cost, size or expected production of a solar PV system as well as performance-based incentives that provide cash payments based on the energy generated over a period.

Europe

          Historically, European solar power incentives were robust. Recently, however, several European governments have scaled back their solar power incentives under austerity measures adopted in response to the Eurozone economic crisis. In particular, subsidies have been reduced or eliminated in countries including Germany and Italy. In June 2012, the German government passed an amendment to its renewable energy law (EEG) 2012, which reduced the available PV feed-in tariff rate, revised the volume-based digression schedule, limited the amount of electricity that PV generators can export to the grid and added a 52 gigawatt capacity limit, after which subsidies under the EEG will cease altogether. In September 2012, Germany further reduced feed-in tariffs for roof-based systems while reducing or eliminating feed-in tariffs for ground-based systems. In July 2013, the Italian government discontinued feed-in tariff payments for new solar PV projects. In some of European countries, solar power incentives have been challenged as unconstitutional or unlawful.

          Other European countries have continued to offer significant solar energy incentives. The Netherlands has instituted new incentives in recent years, including tax deductions, grants toward equipment purchases and a feed-in tariff. However, the feed-in tariff is generally not available for residential installations, and the aggregate incentive funds are limited. France instituted an incentive system in March 2011, providing feed-in tariffs and a bidding process for system operators to sell electricity from new solar projects to the state-owned electricity company. However, the feed-in tariff was subsequently reduced.

Japan

          Japan offered a residential solar subsidy program from 1994 through 2006 and 2009 through March 2014, followed by a robust renewable energy program adopted in July 2012 in the wake of the Fukushima nuclear disaster and growing anti-nuclear public sentiment. This program requires utilities to pay significant feed-in tariffs to clean energy providers. However, solar feed-in tariffs under this program were reduced from 42 Yen/kWh to 37.8 Yen/kWh in April 2013, and further reduced to 32 Yen/kWh in April 2014.

Employees

          As of September 30, 2014, we had 329 full-time employees. Of these full-time employees, 153 were engaged in research and development, 86 in sales and marketing, 66 in operations and support and 24 in general and administrative capacities. Of our employees, 229 were based in Israel, 49 were based in the U.S., 27 were based in China, 19 were based in Germany and an additional five were based in other countries in Europe.

          None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.

Facilities

          Our corporate headquarters are located in Hod Hasharon, Israel, in an office consisting of approximately 37,512 square feet of office, testing and product design space. The lease for these facilities terminated on December 31, 2014, and we have obtained a two-month extension. We expect to move into newly-leased facilities in Herzilya, Israel in March 2015. The new facilities will consist of approximately 56,000 square feet of office, testing and product design space.

          In addition to our corporate headquarters, we lease approximately 14,650 square feet of general office space in Fremont, California, under a lease that will expire on July 31, 2015 with an option for a two-year renewal thereafter. We also lease sales and support office space in the U.S., Australia, China, Germany and the Netherlands.

          We outsource all manufacturing to manufacturing partners, and currently do not own or lease any manufacturing facilities.

          We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.

Legal Proceedings

          From time to time, we may be involved in litigation relating to claims arising out of our operations. Currently, we are not involved in any material legal proceedings.

MANAGEMENT

Our Executive Officers and Board of Directors

          The following table sets forth certain information concerning the individuals who will serve as our executive officers and directors upon the consummation of this offering.

Name	Age	Position(s) Held
Guy Sella	50	Chief Executive Officer and Chairman of the Board
Ronen Faier	43	Chief Financial Officer
Rachel Prishkolnik	46	Vice President, General Counsel & Corporate Secretary
Zvi Lando	50	Vice President, Global Sales
Lior Handelsman	40	Vice President, Marketing and Product Strategy
Yoav Galin	41	Vice President, Research & Development
Ilan Yoscovich	42	Chief Technology Officer
Udy Gal-On	46	Vice President, Operations
Alon Shapira	44	Vice President, Quality and Reliability
Meir Adest	39	Vice President, Core Technologies
		Director*
		Director*
		Director*
		Director*
		Director*
		Director*

*
Expected to be independent under the standards of the NASDAQ Global Market.

          Guy Sella Mr. Guy Sella is a co-founder of SolarEdge and has served as Chairman of the board of directors and Chief Executive Officer since 2006. Prior to founding SolarEdge, Mr. Sella was a partner at Star Ventures, a leading venture capital firm, where he led investments in several startups, including AeroScout, Inc. (acquired by Stanley Black & Decker, Inc.) and Vidyo, Inc. Previously, Mr. Sella acted as the director of technology for the Israeli National Security Council and as the secretary for the National Committee for Cyber Protection. Mr. Sella also served as the head of the Electronics Research Department ("ERD"), one of Israel's national labs, which is tasked with developing innovative and complex systems. Mr. Sella holds a B.S. in Engineering from the Technion, Israel's Institute of Technology in Haifa. Mr. Sella brings to our board of directors demonstrated senior leadership skills, expertise from years of experience in electronics industries, and historical knowledge of our Company from the time of its founding.

          Ronen Faier joined SolarEdge in 2011 as our Chief Financial Officer. Prior to joining SolarEdge, Mr. Faier served from 2008 to 2010 as the chief financial officer of modu Ltd, a privately owned Israeli company, which entered into voluntary liquidation proceedings in Israel in December 2010. Between 2004 and 2007, Mr. Faier held several senior finance positions, including chief financial officer at msystems prior to its acquisition by SanDisk Corporation in 2006. Previously, Mr. Faier served as corporate controller of VocalTec Communications Ltd. Mr. Faier holds a CPA (Israel) license, an MBA (with Honors) from Tel Aviv University and a B.A. in Accounting and Economics from the Hebrew University in Jerusalem.

          Rachel Prishkolnik joined SolarEdge in 2010 as our Vice President, General Counsel and Corporate Secretary. Prior to joining SolarEdge, Mrs. Prishkolnik served as the vice president, general counsel & corporate secretary of Gilat Satellite Networks Ltd. At Gilat she held various positions beginning as legal counsel in 2001 and becoming corporate secretary in 2004 and vice president, general counsel in 2007. Prior to Gilat, she worked at the law firm of Jeffer, Mangels,

Butler & Marmaro LLP in Los Angeles. Before that, Mrs. Prishkolnik worked at Kleinhendler & Halevy (currently Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.) in Tel Aviv. Mrs. Prishkolnik holds an LLB law degree from the Faculty of Law at the Tel Aviv University and a B.A. from Wesleyan University in Connecticut. She is licensed to practice law and is a member of the Israeli Bar.

          Zvi Lando joined SolarEdge in 2009 as our Vice President, Global Sales. Mr. Lando had previously spent 16 years at Applied Materials, based in Santa Clara, California, where he held several positions, including process engineer for metal disposition and chemical vapor deposition systems, business manager for the Process Diagnostic and Control Group, vice president, and general manager of the Baccini Cell Systems Division in the Applied Materials Solar Business Group. Mr. Lando holds a B.S. in Chemical Engineering from the Technion, Israel's Institute of Technology in Haifa, and is the author of several publications in the field of chemical disposition.

          Lior Handelsman co-founded SolarEdge in 2006 and currently serves as our Vice President, Marketing and Product Strategy where he is responsible for SolarEdge's marketing activities, product management and business development. Previously, Mr. Handelsman served as Vice President, Product Strategy and Business Development, from 2009 through 2013 and Vice President, Product Development, from our founding through 2009. Mr. Handelsman also served as acting Vice President, Operations, from 2008 through 2010. Prior to co-founding SolarEdge, Mr. Handelsman spent 11 years at the ERD, where he held several positions including research and development power electronics engineer, head of the ERD's power electronics group and manager of several large-scale development projects and he was a branch head in his last position at the ERD. Mr. Handelsman holds a B.S. in Electrical Engineering (cum laude) and an MBA from the Technion, Israel's Institute of Technology in Haifa.

          Yoav Galin co-founded SolarEdge in 2006 and has served since our founding as our Vice President, Research & Development where he is responsible for leading the execution of our technology strategy, building and managing the technology team and overseeing research and development of SolarEdge's innovative PV power harvesting products. Prior to joining SolarEdge, Mr. Galin served for 11 years at the ERD. During this period, Mr. Galin held various research and development and management positions, including his last position at the ERD where he led a project and its development team of over 30 hardware and software engineers. He was also responsible for overseeing the research and development of future technologies. Mr. Galin holds a B.S. in Electrical Engineering from Tel Aviv University.

          Ilan Yoscovich joined SolarEdge in 2008 and currently serves as our Chief Technology Officer. Mr. Yoscovich is responsible for leading our future technology strategy, managing some of the most innovative PV power harvesting development activities within the Company and overseeing research and development and product activities with respect to technology, intellectual property, performance and cost structure. Previously, Mr. Yoscovich served SolarEdge as a Senior System Engineer from 2009 through 2011. Prior to joining SolarEdge, Mr. Yoscovich served as chief technology officer of Slyde Technologies, a wireless technology start-up company between 2005 and 2008. Prior to that, Mr. Yoscovich spent 10 years with the ERD. During this period, Mr. Yoscovich held various research and development and management positions, including leading a development team of over 25 engineers and his most recent role as a chief engineer leading a group of 60 engineers, in which he was responsible for overseeing research and development of future technologies. Mr. Yoscovich holds a B.S. in Electrical Engineering and an M.S. Electrical Engineering from Tel Aviv University.

          Udy Gal-On joined SolarEdge in 2012 as our Vice President, Operations. Mr. Gal-On has over 22 years of experience in systems and integrated circuits creation and manufacturing. Prior to joining SolarEdge, Mr. Gal-On served as vice president of engineering at ECI Telecom Ltd, from

2007 to 2012, managing ECI's new product introduction and sustaining product support, presale technical forces, post-sale service highest escalation tier, and various design activities. Mr. Gal-On also served as product engineering department manager of the Cellular Processors unit at Intel Corp.'s Cellular & Handheld division, as vice president of operations for Mysticom Ltd. (ethernet integrated circuits), and as executive director of Product Engineering at MultiLink Technology Corporation (high speed communication integrated circuits). Mr. Gal-On holds a B.S. in Mechanical Engineering and an M.S. in Quality and Reliability Engineering from the Technion, Israel's Institute of Technology in Haifa.

          Alon Shapira joined SolarEdge in 2012 and currently serves as our Vice President, Quality and Reliability. Mr. Shapira previously served as Senior Director, Special Projects from March through September 2012. Prior to joining SolarEdge, Mr. Shapira served over 19 years in multiple leadership positions with the ERD, directing hundreds of industry professionals and managing large scale projects. Among his positions, Mr. Shapira served as deputy to the head of the ERD and vice president, research and development of the ERD, and served for 7 years in the reliability department of the ERD. Mr. Shapira holds a B.S. in Electrical Engineering (summa cum laude) from the Technion, Israel's Institute of Technology in Haifa and an M.S. in Electrical Engineering Systems (cum laude) from Tel Aviv University.

          Meir Adest co-founded SolarEdge in 2006 and has served since 2007 as our Vice President, Core Technologies where he is responsible for SolarEdge's certification and long-term reliability of SolarEdge products and research of future technologies. Prior to co-founding SolarEdge, Mr. Adest spent 7 years at the ERD, where he held a number of positions, starting as an embedded software engineer for mission-critical systems, progressing to the position of a software team leader, managing a large-scale techno-operational project, and finally managing a multi-disciplinary section with approximately 25 hardware and software engineers. Mr. Adest holds a B.Sc in mathematics, physics, and computer science from the Hebrew University in Jerusalem.

          Upon consummation of this offering, we expect our board of directors to consist of seven individuals including Guy Sella as chairman, two to three current directors having employment or other relationships with certain investors in our Company, and three to four new directors. We are currently in discussions with director candidates and plan to identify the additional directors in a subsequent filing. We expect all directors other than Mr. Sella to be independent under the standards of the NASDAQ Global Market.

Committees of our Board of Directors

          Our board of directors will establish, effective upon the consummation of this offering, audit, compensation, and nominating and corporate governance committees. The composition, duties and responsibilities of these committees are set forth below. Our board of directors may from time to time establish certain other committees to facilitate the management of the Company.

  Audit Committee

          Our board of directors will establish, effective upon the consummation of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

          Our audit committee will consist of                          , with                      serving as chairman. Rule 10A-3 of the Exchange Act and NASDAQ Global Market rules require us to have one independent audit committee member upon the listing of our common stock on the NASDAQ Global Market, a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that                      is an "audit committee financial expert" as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ Global Market rules and regulations. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

  Compensation Committee

          Our board of directors will establish, effective upon the consummation of this offering, a compensation committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our board of directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives and (4) appointing and overseeing any compensation consultants.

          Our compensation committee will consist of                          , with                      serving as chairman. The composition of our compensation committee will meet the requirements for independence under current rules and regulations of the SEC and the NASDAQ Global Market. Each member of the compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the committee, which will be available on our website upon the completion of this offering.

  Nominating and Corporate Governance Committee

          Our board of directors will establish, effective upon the consummation of this offering, a nominating and corporate governance committee which is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles and (4) reviewing and approving related person transactions.

          Our nominating and corporate governance committee will consist of                          , with                      serving as chairman. The composition of our nominating and corporate governance committee will meet the requirements for independence under current rules and regulations of the SEC and the NASDAQ Global Market. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

          None of the members of our compensation committee is, or was in fiscal 2014, an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation for Fiscal 2014

          The following table sets forth the total cash and equity compensation paid to our non-employee directors for their service on our board of directors and committees of our board of directors during fiscal 2014:

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dan Avida	—		—	—	—	—	—	—
Yoni Cheifetz	—		—	—	—	—	—	—
Chester A. Farris	—		—	—	—	—	—	—
Gary Gannot	—		—	—	—	—	—	—
Roni Hefetz	—		—	—	—	—	—	—
Doron Inbar	19,000	(1)	—	—	—	—	—	19,000	(1)
Avery More	—		—	—	—	—	—	—
Dror Nahumi	—		—	—	—	—	—	—
Yoram Oran	—		—	—	—	—	—	—
Bill Hallisey	—		—	—	—	—	—	—

(1)
Mr. Inbar received these payments pursuant to a consulting agreement between the Company and D.A.I. — Management Consulting and Investments in "High-Tech" Ltd., under which Mr. Inbar provides management consulting services to, and serves as a director of, the Company.

Code of Business Conduct and Ethics

          We will adopt, effective upon the consummation of this offering, a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code will be available on our website, www.solaredge.com.

EXECUTIVE COMPENSATION

          As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies," as such term is defined under the Securities Act of 1933, as amended (the "Securities Act"), which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. The table below sets forth the annual compensation for services rendered during fiscal 2014 by such executive officers, also referred to as our named executive officers ("NEOs").

Fiscal 2014 Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)(2)	All Other Compensation ($)(1)		Total ($)
Guy Sella	2014	273,746	218,150	43,732	(3)	535,628
Chief Executive Officer and
Chairman of the Board
Ronen Faier	2014	188,201	63,991	29,850	(4)	282,042
Chief Financial Officer
Zvi Lando	2014	178,223	79,544	26,588	(5)	284,355
Vice President, Global Sales

(1)
We paid the amounts reported for each named executive officer in New Israeli Shekels. We have translated amounts paid in New Israeli Shekels into U.S. dollars at the foreign exchange rate published by the Bank of Israel as of the date of payment.

(2)
Represents discretionary bonuses paid to Mr. Sella, Mr. Faier and Mr. Lando in respect of the Company's performance in the relevant fiscal year.

(3)
Includes a $22,812 contribution by the Company to Mr. Sella's severance fund and $20,920 in aggregate Company contributions to pension and Israeli recreational funds and a recuperation allowance.

(4)
Includes a $15,683 contribution by the Company to Mr. Faier's severance fund and $14,167 in aggregate Company contributions to pension and Israeli recreational funds and a recuperation allowance.

(5)
Includes a $14,852 contribution by the Company to Mr. Lando's severance fund and $11,736 in aggregate Company contributions to pension and Israeli recreational funds and a recuperation allowance.

Outstanding Equity Awards as of June 30, 2014

          The following table provides information regarding outstanding equity awards held by each of our NEOs as of June 30, 2014, including the vesting dates for the portions of these awards that had not vested as of that date.

						Stock Awards
	Option Awards
						Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Guy Sella	220,000	—		$0.50	July 1, 2019	—	—
	138,958	91,042	(1)	$0.82	January 26, 2022	—	—
Ronen Faier	500,000	100,000	(2)	$0.67	January 25, 2021	—	—
	166,146	108,854	(3)	$0.82	January 26, 2022	—	—
Zvi Lando	480,000	—		$0.50	May 28, 2019	—	—
	126,667	63,333	(4)	$0.67	January 25, 2021	—	—
	123,854	81,146	(5)	$0.82	January 26, 2022	—	—

(1)
The shares subject to the stock option vest over a four-year period commencing January 31, 2012, with 1/48 of the shares vesting monthly thereafter.

(2)
The shares subject to the stock option vest over a four-year period commencing February 1, 2011, with 1/4 of the shares vesting February 1, 2012 and 1/48 of the shares vesting monthly thereafter.

(3)
The shares subject to the stock option vest over a four-year period commencing January 31, 2012, with 1/48 of the shares vesting monthly thereafter.

(4)
The shares subject to the stock option vest over a five-year period commencing February 1, 2011, with 1/60 of the shares vesting monthly thereafter.

(5)
The shares subject to the stock option vest over a four-year period commencing January 31, 2012, with 1/48 of the shares vesting monthly thereafter.

          Since June 30, 2014, our board has granted additional stock option awards to our NEOs, including a December 2014 grant of 2,331,758 stock option awards to our Chief Executive Officer, Guy Sella.

Employment Agreements

          During 2014, we were party to an employment agreement with Mr. Sella, effective as of September 1, 2007, pursuant to which he began serving as our (and SolarEdge Technologies Ltd.'s) Chief Executive Officer and Chairman of the Board, SolarEdge Technologies Ltd. was party to an employment agreement with Mr. Faier, effective as of December 1, 2010, pursuant to which he began serving as its Chief Financial Officer, and SolarEdge Technologies, Ltd. was party to an employment agreement with Mr. Lando effective as of May 17, 2009, pursuant to which he began serving as its Global Vice President of Sales. Each of these employment agreements provides for employment of the NEO on an "at-will" basis. In all cases, either party may terminate the agreement by providing 60 days prior written notice; provided, however, that we may terminate the agreements immediately and without prior notice and make a payment in lieu of advance notice, in accordance with applicable law. In addition, we may also terminate the agreements immediately upon written notice in the event of "cause" (as defined therein).

          The agreements provide for a base salary, vacation, sick leave, payments to a pension and severance fund as well as an Israeli recreational fund and recuperation pay in accordance with Israeli law. Pursuant to the agreements, we have effected a manager's insurance policy for each NEO pursuant to which we make contributions on behalf of each NEO as well as the required statutory deductions from salary and any other amounts payable under the agreements on behalf of each NEO to the relevant authorities in accordance with Israeli law. In the case of Mr. Sella, we contribute 8.33% of his base salary toward the policy for the severance pay component, 5% for the savings and risk component, 7.5% for the Israeli recreational fund component, up to $3,800 per year, and up to 2.5% for disability insurance. In the case of Mr. Faier, we contribute 8.33% of his base salary toward the policy for the severance pay component, 5% in the case of an insurance policy (or 6% in the case of a pension fund, with such amount to be allocated to a provident fund or pension plan) and 7.5% for the Israeli recreational fund component, up to $3,800 per year. In the event that Mr. Faier chooses to allocate payments to an insurance policy (and not a pension fund), we will contribute up to 2.5% of his salary toward disability insurance. In the case of Mr. Lando, we contribute 8.33% of his base salary toward the policy for the severance pay component and 5% to a provident fund, insurance policy or pension plan and 7.5% for the Israeli recreational fund component, up to $3,800 per year. We will also contribute up to 2.5% of his base salary for disability insurance provided that such insurance is available. In all cases we deduct 5% of each NEO's base salary to be paid on behalf of the NEO toward the policy (or 5.5%, in the case of Mr. Faier in the event he chooses to allocate his payments to a pension plan).

Incentive Compensation

          The Company has never had and does not presently have a cash-based incentive plan.

Post-Employment Compensation and Change in Control Payments and Benefits

  Severance

          Pursuant to the terms of the employment agreements with the NEOs, as well as in accordance with Israeli law, upon a termination of the NEO's employment, the NEO is entitled to the payments we have made on behalf of each NEO to the Manager's Insurance Policy.

  Equity Acceleration

          Pursuant to the terms of his employment agreement, if Mr. Sella is terminated without "cause" after the occurrence of a "change in control" (each as defined in his agreement), he will be entitled to full acceleration of any unvested shares of restricted stock or stock options held by him at the time of such termination. Pursuant to the terms of their respective employment agreements, if Mr. Faier or Mr. Lando terminates his employment due to "justifiable reason" (as defined therein) or SolarEdge Technologies, Ltd. terminates Mr. Faier's or Mr. Lando's employment within twelve months of the date of a "transaction" (as defined therein), then all outstanding and unvested stock options will become fully vested and exercisable as of the date of such termination.

          Pursuant to the terms of a Restricted Stock Agreement entered into with Mr. Sella as of December 11, 2007, in the event that he is terminated for "cause" (as defined therein), all stock acquired pursuant to such agreement will be subject to repurchase by us.

          Furthermore, in the event of a "transaction" (as defined in our 2007 Global Incentive Plan (the "2007 Plan")), all outstanding equity held by each NEO will accelerate to the extent such awards are not assumed or substituted by a successor corporation in connection with such transaction.

Employee Benefit Plans

  2014 Global Incentive Plan

          Prior to and effective upon consummation of this offering, our board of directors will adopt the SolarEdge Technologies, Inc. 2014 Global Incentive Plan (the "2014 Plan").

          Purpose.    The grant of awards under the 2014 Plan is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and provide a means by which the eligible recipients may benefit from increases in the value of our common stock.

          Types of Awards.    The 2014 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance stock unit awards, performance cash awards and other stock awards.

          Eligibility.    Awards may be granted to employees, including officers, non-employee directors and consultants of ours and our affiliates. Only our employees and those of our affiliates are eligible to receive incentive stock options.

          Shares Subject to the 2014 Plan.    Subject to adjustment for certain dilutive or related events, the aggregate maximum number of shares of our common stock that may be issued pursuant to stock awards under the 2014 Plan (the "Share Reserve") will initially be             shares of common stock, plus any shares of common stock under our 2007 Plan that remain available for future grants as of the effective date of the 2014 Plan. In addition, the number of shares of common stock equal to the total number of shares of common stock subject to outstanding awards granted under the 2007 Plan that expire or terminate for any reason prior to exercise or settlement but after this offering, are forfeited or are otherwise reacquired or withheld (or not issued) to satisfy a tax withholding obligation in connection with an award will be added to the Share Reserve.

          Shares of our common stock subject to awards that are settled in cash or cancelled or terminated will return to the Share Reserve. In addition, shares of common stock that are forfeited back to, reacquired at no cost by, or repurchased at cost by the Company, as well as shares that are retained or reacquired by the Company to satisfy tax obligations or the exercise or purchase price of an award, will return to the Share Reserve

          The Share Reserve will automatically increase on January 1st of each year during the term of the 2014 Plan commencing on January 1st of the year following the year in which the 2014 Plan becomes effective in an amount equal to five percent (5%) of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year; provided, however, that our board of directors may provide that there will not be a January 1st increase in the Share Reserve in a given year or that the increase will be less than five percent (5%) of the shares of capital stock outstanding on the preceding December 31st.

          The aggregate maximum number of shares of common stock that may be issued on the exercise of incentive stock options is             .

          Shares issued under the 2014 Plan may consist of authorized but unissued or reacquired common stock of the Company, including shares repurchased by the Company on the open market or otherwise.

          Administration.    The compensation committee of our board of directors will have the authority to administer the 2014 Plan. The compensation committee may delegate some or all of the administration of the 2014 Plan to one or more subcommittees of the compensation committee and/or officers or employees of the Company to the extent permitted under applicable law.

          Our board of directors or the compensation committee will have the authority to adopt procedures and sub-plans as appropriate (1) to permit the participation of eligible persons who are subject to taxation in jurisdictions other than the U.S. (the country within which the Company has its corporate domicile) and (2) to allow awards to qualify for special tax treatment in another jurisdiction.

          Stock Options.    A stock option may be granted as an incentive stock option or a nonqualified stock option. The option exercise price may not be less than the fair market value of the stock subject to the option on the date the option is granted (or, with respect to incentive stock options, less than 110% of the fair market value if the recipient owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any affiliate (a "Ten Percent Stockholder"), unless the option was granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A and, if applicable, Section 424(a) of the Code). Options will not be exercisable after the expiration of ten years from the date of grant (or five years, in the case of an incentive stock option issued to a Ten Percent Stockholder). The exercise price of an option may be paid by cash, check, bank draft, money order, net issuance or as otherwise determined by the administrator and set forth in an award agreement, including through an irrevocable commitment by a broker to pay over such amount from the sale of the shares issuable under the option or the delivery or previously owned shares.

          Stock Appreciation Rights.    A stock appreciation right (a "SAR"), is a right that entitles the participant to receive, in cash or shares of common stock or a combination thereof, as determined by the administrator, value equal to or otherwise based on the excess of (i) the fair market value of a specified number of shares at the time of exercise over (ii) the exercise price of the right, as established by administrator on the date of grant. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the stock at the time of exercise exceeds the exercise price of the SAR. The exercise price of each SAR may not be less than the fair market value of the stock subject to the award on the date the SAR is granted, unless the SAR was granted pursuant to an assumption of or substitution for another option in a manner satisfying the provisions of Section 409A of the Code. SARs will not be exercisable after the expiration of ten years from the date of grant.

  Provisions Applicable to Both Options and SARs.

          Transferability.    Unless the administrator provides otherwise, an option or SAR will not be transferable except by will or the laws of descent and distribution and will be exercisable during the lifetime of a participant only by such participant. The administrator may permit transfer of an option or SAR in a manner not prohibited by applicable law. Subject to approval by the administrator, an option or SAR may be transferred pursuant to the terms of a domestic relations order or similar instrument or pursuant to a beneficiary designation.

          Termination of Service.    Except as otherwise provided in an applicable award document or other agreement between a participant and the Company, upon a termination for any reason other than for cause or due to death or disability, a participant may exercise his or her option or SAR (to the extent such award was exercisable as of the date of termination) for a period of three months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant's disability, unless otherwise provided in an applicable award or other agreement, the participant may exercise his or her option or SAR (to the extent that such award was exercisable as of the date of termination) for a period of 12 months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant's death, unless otherwise provided in an applicable award or other agreement, the participant's estate may exercise the option or SAR (to the extent such award was exercisable as of the termination date) for a period of 18 months following the termination date or, if earlier, until the expiration of the term of such award. Unless provided otherwise in an award or other agreement, an option or SAR will terminate on the date that a participant is terminated for cause and the participant will not be permitted to exercise such award.

  Awards Other Than Options and SARs.

          Restricted Stock and Restricted Stock Unit Awards.    Restricted shares are awards of shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment) and terms as the administrator deems appropriate. Restricted stock units ("RSUs") are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment) and terms as the administrator deems appropriate. Each award document evidencing a grant of restricted stock or RSUs will set forth the terms and conditions of each award, including vesting and forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents.

          Performance Awards.    A performance award is a stock or cash award that is payable contingent upon the attainment during a performance period of certain performance goals. A performance award may, but need not, require the completion of a specified period of service. The length of any performance period, the applicable performance goals and the measurement of whether and to what degree such performance goals have been attained will be as determined by the compensation committee. The compensation committee retains the discretion to reduce or eliminate the compensation or economic benefit upon the attainment of any performance goals.

          Performance Goals.    The compensation committee may select one or more of the following criteria for purposes of establishing performance goals, which may be established with respect to all or part of the business, or on a relative or absolute basis: (1) shipments to customers; (2) earnings (which may include earnings before interest, taxes, depreciation and amortization, or some of them, or and net earnings), (3) operating margin; (4) individual business objectives; (5) strategic plan development and implementation; customer indicators, improvements in productivity and (6) bookings.

          Other Stock Awards.    The 2014 Plan permits the grant of other forms of stock awards valued in whole or in part by reference to, or otherwise based on, the common stock of the Company. Subject to the provisions of the 2014 Plan, the compensation committee has the sole and complete authority to determine the persons to whom and the times at which such other stock awards may be granted and other provisions related thereto.

          Non-Employee Director Grants.    In addition to any awards that may be granted on a discretionary basis to non-employee directors under the 2014 Plan, each director who for the 180 days before the applicable grant date (as set forth in the 2014 Plan) has not been either (i) an employee of the Company or any of its subsidiaries or (ii) a consultant for the Company or any of its subsidiaries, will be automatically granted, as applicable, an initial stock award upon commencement of service on our board of directors and an annual stock award, pursuant to the provisions set forth in the 2014 Plan.

          Adjustment Provisions.    In the event of any change in the capitalization of the Company, the compensation committee will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the 2014 Plan; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options; (iii) the class(es) and maximum number of securities that may be awarded to any person in compliance with Section 162(m) of the Code; and (iv) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding stock awards. Unless provided otherwise in an award or other agreement, in the event of a dissolution or liquidation of the Company, all outstanding stock awards (other than stock awards consisting of vested and outstanding shares of company common stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of common stock subject to the Company's repurchase rights or subject to forfeiture may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such stock award is providing continuous service; provided, however, that our board of directors may, in its sole discretion, provide that some or all stock awards will become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent not already expired or terminated) before the dissolution or liquidation is completed but contingent upon its completion.

          Change in Control.    In the event of Change in Control (as defined in the 2014 Plan), our board of directors will have discretion to take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the Change in Control:

            (i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the Company pursuant to the Change in Control);

            (ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

            (iii) accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control, with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control;

            (iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the award; or

            (v) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration, if any, as our board of directors, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled award.

          Our board of directors need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.

          In the absence of any affirmative determination by our board of directors at the time of a Change in Control, each outstanding award will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent award, in which case the vesting of such award will accelerate in its entirety (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as our board of directors will determine (or, if our board of directors will not determine such a date, to the date that is five days prior to the effective date of the Change in Control), with such award terminating if not exercised (if applicable) at the effective time of the Change in Control.

          Termination and Amendment.    Our board of directors may terminate or suspend the 2014 Plan at any time. Our board of directors or the compensation committee may amend the 2014 Plan as it deems necessary or advisable. If required by applicable law or stock exchange listing requirements, the Company will seek stockholder approval of any amendment of the 2014 Plan that materially (A) increases the number of shares available for issuance under the 2014 Plan, (B) expands the class of individuals eligible to receive awards, (C) increases the benefits accruing to participants under the 2014 Plan, (D) reduces the price at which shares of common stock may be issued or purchased under the 2014 Plan, (E) extends the term of the 2014 Plan, or (F) expands the types of awards available for issuance under the 2014 Plan. Except as otherwise provided in the 2014 Plan or an award document, no amendment of the 2014 Plan will materially impair a participant's rights under an outstanding award without the participant's written consent. No awards may be granted after the 10th anniversary of the earlier of the date the 2014 Plan was adopted by our board of directors or the date the 2014 Plan is approved by the stockholders of the Company. No awards may be granted under the 2014 Plan while the 2014 Plan is suspended or terminated.

  2007 Global Incentive Plan

          Our board of directors adopted and our stockholders approved the 2007 Plan, in 2007. The 2007 Plan includes three appendices applicable to participants in each of Israel, the U.S. and Germany, each containing provisions with respect to local laws.

          Purpose.    The 2007 Plan provides a means to incentivize persons of training, experience and ability, to attract new employees, directors, consultants and service providers, to encourage a sense of proprietorship of such persons and to stimulate the active interest of such persons in our development and financial success by providing such persons with opportunities to acquire our common stock.

          Authorized Shares.    Our 2007 Plan will be terminated in connection with this offering, and, accordingly, no further shares of common stock will be available for issuance under this plan. Our 2007 Plan will continue to govern outstanding awards granted thereunder. As of September 30, 2014,             shares remained available for grant, and options to purchase             shares of our common stock remained outstanding under the 2007 Plan.

          Plan Administration.    Our board of directors or a committee thereof appointed by our board has the authority to administer our 2007 Plan. Subject to the provisions of the 2007 Plan, the administrator has the power to (i) designate participants; (ii) determine the terms and provisions of award agreements (which need not be identical); (iii) accelerate the right of a participant to exercise, in whole or in part, any previously granted award; (iv) interpret the provisions and supervise the administration of the 2007 Plan; (v) determine the fair market value of our common stock; (vi) designate the type of awards to be granted to a participant; and (vii) determine any other matter which is necessary or desirable for, or incidental to, administration of the 2007 Plan.

          Stock Options.    The administrator may grant options under the 2007 Plan. The term of an option may not exceed ten years. The methods of payment of the exercise price of an option may include cash, check, wire transfer or, at the discretion of the administrator, through delivery of shares of our common stock valued at fair market value on the exercise date. After the termination of service, unless otherwise provided in an award agreement or by the administrator prior to the date of such termination, all unvested stock options will immediately expire and vested options will remain exercisable for a period of three months (if such termination is by us other than for death, disability or for cause) or for twelve months (if such termination is the result of death or disability). In no event may an option be exercised later than the expiration of its term. Shares of our common stock issued upon the exercise of stock options may be subject to various restrictions, including restrictions on transferability and forfeiture provisions.

          Restricted Stock.    Shares of restricted common stock may be issued under our 2007 Plan. Each such stock issuance is evidenced by a restricted stock agreement. Grants of restricted stock may be subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

          Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2007 Plan, the administrator will adjust the number, class and kind of shares that may be delivered under our 2007 Plan or subject to outstanding awards and the purchase prices so as to maintain the proportionate number of common stock without changing the aggregate purchase price. Upon happening of any of the foregoing, the class and aggregate number of shares of our common stock issuable pursuant to the 2007 Plan in respect of which awards have not yet been exercised will be appropriately adjusted. In the event of a liquidation or dissolution, the administrator will notify participants and provide them with ten days to exercise any unvested awards and upon the expiration of such ten day period, all remaining outstanding awards will terminate.

          Transaction.    Our 2007 Plan provides that in the event of (i) the consummation of a merger, acquisition or reorganization of the Company with one or more other entities after which the beneficial owners of our outstanding voting securities immediately prior to such transaction do not own at least 50% of the outstanding voting securities of the successor company that results from such transaction or (ii) a sale of all or substantially all of our assets or stock to another entity, each outstanding award will be assumed or substituted by the successor corporation and appropriate adjustments will be made to the purchase price of each award and all other terms, including vesting terms, will remain unchanged subject to the discretion of the administrator. Notwithstanding the foregoing, the administrator has the power and authority to provide in certain award agreements for acceleration of unvested awards in the event that a successor company refuses to assume or substitute outstanding awards. The administrator may also provide that in lieu of assumption or substitution, outstanding awards may be cashed out.

          Amendment, Termination.    Our board of directors may amend, alter, suspend or terminate our 2007 Plan at any time, provided that such amendment, alternation, suspension or termination does not impair a participant's rights under outstanding awards without the participant's written consent. As noted above, upon the completion of this offering, the 2007 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

  Employee Stock Purchase Plan

          Prior to and effective upon consummation of this offering, our board of directors will adopt a 2014 Employee Stock Purchase Plan in order to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2014 Employee Stock Purchase Plan, excluding any sub-plans thereunder, is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We will initially reserve a number of shares of our common stock for issuance under our 2014 Employee Stock Purchase Plan equal to             shares. The number of shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan will increase automatically on January 1 of each year by 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year. However, our board of directors may reduce the amount of the increase in any particular year at their discretion, including a reduction to zero. The maximum number of shares that may be issued to any employee in a given offering period may not exceed                          .

          Our compensation committee will administer our 2014 Employee Stock Purchase Plan. All of our employees who work 20 or more hours per week or for five or more months per year that are employed at the beginning of an enrollment period are generally eligible to participate in our 2014 Employee Stock Purchase Plan. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2014 Employee Stock Purchase Plan, cannot participate in our 2014 Employee Stock Purchase Plan. Under our 2014 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 10% of their eligible compensation. We will also have the right to amend or terminate our 2014 Employee Stock Purchase Plan at any time. Our 2014 Employee Stock Purchase Plan will continue for a maximum of ten (10) years from adoption or until earlier terminated in accordance with the provisions therein.

          For each offering period, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent purchase periods. No offering period can run for more than 27 months. An employee's participation automatically ends upon termination of employment for any reason, unless provided otherwise by the compensation committee in the event of a termination occurring within 30 days prior to the end of an offering period.

          In addition to the             share limit for each offering period, no participant will have the right to purchase shares of our common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. The purchase price for shares of our common stock purchased under our 2014 Employee Stock Purchase Plan will be not less than 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

          If we experience any change in our capitalization without receipt of consideration by the Company, the type and number of securities covered by each outstanding purchase right and the number of authorized shares under the 2014 Employee Stock Purchase Plan will be appropriately and proportionately adjusted by our board of directors.

          If we experience a proposed liquidation or dissolution, any offering period will terminate immediately prior to the consummation of such transaction and all outstanding purchase rights will automatically terminate and the amounts of all payroll deductions will be refunded without interest to the participants. In the event of a proposed sale of all or substantially all of our assets, or our merger or consolidation or similar combination of the Company with or into another entity, then in the sole discretion of our board of directors, (1) each purchase right will be assumed or an equivalent right substituted by the successor corporation or parent or subsidiary of such successor entity, (2) on a date established by our board of directors on or before the date of consummation of such merger, consolidation, combination or sale, such date will be treated as a purchase date, and all outstanding purchase rights will be exercised on such date, (3) all outstanding purchase rights will terminate and the accumulated payroll deductions will be refunded without interest to the participants, or (4) outstanding purchase rights will continue unchanged.

          The compensation committee may adopt rules or procedures relating to the operation and administration of the 2014 Employee Stock Purchase Plan to accommodate specific requirements of local laws and jurisdictions and, if necessary, can establish sub-plans for particular foreign jurisdictions.

          Our board of directors or compensation committee may terminate or suspend the 2014 Employee Stock Purchase Plan at any time and may revise or amend the plan in any respect, subject to required stockholder approval.

PRINCIPAL STOCKHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 31, 2014 with respect to:

  •
  each person known by us to beneficially own 5% or more of the outstanding shares of our common stock;

  •
  each member of our board of directors upon the consummation of this offering and each named executive officer; and

  •
  the members of our board of directors upon the consummation of this offering and our named executive officers as a group.

          Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o SolarEdge Technologies, Inc., 6 HeHarash St., PO Box 7349, Hod Hasharon 45240, Israel.

          We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of common stock that he, she or it beneficially owns, subject to applicable community property laws.

          Applicable percentage of beneficial ownership prior to this offering is based on 83,852,658 shares of common stock that would be outstanding as of October 31, 2014 assuming the conversion of all outstanding shares of preferred stock into shares of common stock. Applicable percentage ownership after this offering is based on             shares of common stock to be outstanding after this offering, after giving effect to the issuance of             shares of our common stock that we expect to be sold in this offering and giving effect of the conversion of all 75,422,773 outstanding shares of preferred stock into 75,422,773 shares of common stock.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering Assuming No Exercise of the Underwriters' Option		Shares Beneficially Owned After Offering Assuming Full Exercise of the Underwriters' Option
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
5% Stockholders:
Affiliates of ORR Partners I, L.P.(1)	5,102,234	6.1%
Affiliates of Opus Capital Venture Partners V, L.P.(2)	13,649,834	16.3%
Genesis Partners III L.P.(3)	13,649,835	16.3%
Affiliates of Pacven Walden Ventures VI, L.P.(4)	13,647,794	16.3%
Affiliates of Vertex III (C.I.) Fund L.P.(5)	5,535,792	6.6%
Norwest Venture Partners XI, L.P.(6)	9,847,519	11.7%
Lightspeed Venture Partners VIII LP(7)	10,741,951	12.8%
NWC SolarEdge Holdings, LLC(8)	5,928,169	7.1%
Directors and Named Executive Officers:
Guy Sella(9)	1,687,084	2.0%
Ronen Faier(10)	761,459	*
Zvi Lando(11)	775,042	*
All directors and executive officers as a group (16 individuals)(12)		%

*
Represents beneficial ownership of less than 1%.

(1)
Consists of 3,529,412 shares held by ORR Partners I, L.P., 489,396 shares held by ORR Partners I-S, L.P., 584,710 shares held by ORR Partners I-S, II, L.P. and 498,716 shares held by ORR Partners I-S III, L.P.

  (together with ORR Partners I, L.P. and ORR Partners I-S, L.P., the "ORR Partners Funds"). Avery More is the general partner of the ORR Partners Funds, and has voting and investment power with respect to the shares held by the ORR Partners Funds. The principal business address of each of the ORR Partners Funds is 5930 Royal Lane, Suite E-120, Dallas, TX 75230.

(2)
Opus Capital Venture Partners V, L.P.'s investment committee consists of Carl Showalter, Dan Avida, Gill Cogan and Joseph Cutts. Each of these individuals has shared voting and investment power over the shares held by Opus Capital Venture Partners, L.P. The principal business address of each of the Opus Capital Venture Partners Funds is 2730 Sand Hill Road, Suite 150, Menlo Park, CA 94025.

(3)
The investment committee of Genesis Partners III L.P.'s general partner, Genesis Partners III Management Ltd., consists of Eddy Shalev, Dr. Eyal Kishon, Gary Gannot, Jonathan Saacks and Hadar Kiriati. Each of these individuals has shared voting and investment power over the shares held by Genesis Partners III L.P. The principal business address of Genesis Partners III L.P. is 11B Hamenofim St., Hertzilia Pituach POB 12866 Israel 46733.

(4)
Consists of 12,661,861 shares held by Pacven Walden Ventures VI, L.P. and 985,933 shares held by Pacven Walden Ventures Parallel VI, L.P. (together with Pacven Walden Ventures VI, L.P., the "Pacven Walden Funds"). The general partner of Pacven Walden Ventures VI, L.P. ("Pacven VI") and Pacven Walden Ventures VI Parallel VI, L.P. ("Pacven VI Parallel") is Pacven Walden Management VI Co. Ltd., which is affiliated with Walden International, a venture capital firm. Mr. Lip-Bu Tan is the sole director and a member of the investment committee of Pacven Walden Management VI Co., Ltd. and shares voting and investment power with respect to the shares held by Pacven VI and Pacven VI Parallel with other members of the investment committee, i.e., Andrew Kau, and Brian Chiang. The business address of Pacven VI, Pacven VI Parallel and Walden International is One California Street 28th Floor, San Francisco, California 94111.

(5)
Consists of 4,033,295 shares held by Vertex III (C.I.) Fund L.P. ("Vertex III (C.I.)"), 708,223 shares held by Vertex III (Israel) Fund, L.P. ("Vertex III (Israel)"), 144,903 shares held by Vertex III (Israel B) Fund, L.P. ("Vertex III (Israel B)"), 434,605 shares held by Vertex III (DCM) Fund, L.P. ("Vertex III (DCM)"), 119,124 shares held by Vertex III (C.I.) (G) Fund, L.P. ("Vertex III (C.I.) (G)") and 95,642 shares held by Quest for Growth NV (Vertex) ("Quest for Growth", and together with Vertex III (C.I.), Vertex III (Israel), Vertex III (Israel B), Vertex III (DCM) and Vertex III (C.I.) (G), the "Vertex Funds".) The investment committee for each of the Vertex Funds consists of Yoram Oron, Lee Kheng Nam and Chua Kee Lock. Each of these individuals has shared voting and investment power over the shares held by each of the Vertex Funds. The principal business address of each of the Vertex Funds is 1 HaShikma Street, Savyon 56530, Israel.

(6)
The general partner of Norwest Venture Partners XI, L.P. is Genesis VC Partners XI, LLC. The managing member of Genesis VC Partners XI, LLC is NVP Associates, LLC. Promod Haque, Matthew Howard and Jeffrey Crowe are co-chief executive officers of NVP Associates, LLC. Each of these individuals has shared voting and investment power over the shares held by Norwest Venture Partners XI, L.P. The address of Norwest Venture Partners XI, L.P. is 525 University Avenue, Suite 800, Palo Alto, CA 94301-1922.

(7)
Lightspeed Ultimate General Partner VIII, Ltd. is the general partner of Lightspeed General Partner VIII, L.P, which is the general partner of Lightspeed Venture Partners VIII, L.P. As such, Lightspeed Ultimate General Partner VIII, Ltd. possesses the power to direct the voting and disposition of the shares owned by Lightspeed Venture Partners VIII, L.P. and may be deemed to have indirect beneficial ownership of the shares held by Lightspeed Venture Partners VIII, L.P. Christopher J. Schaepe, Barry Eggers, Ravi Mhatre and Peter Nieh are the directors of Lightspeed Ultimate General Partner VIII, Ltd. and possess power to direct the voting and disposition of the shares owned by Lightspeed Venture Partners VIII, L.P. and may be deemed to have indirect beneficial ownership of the shares held by Lightspeed Venture Partners VIII, L.P. The address for Lightspeed Ultimate General Partner VIII, Ltd. is 2200 Sand Hill Road, Menlo Park, California 94025.

(8)
The general partner of both members of NWC Solar Edge Holdings is NWC IP GP IV, LLC. The executive committee and the investment committee of the general partner consist of Carter Bales, William Hallisey, Ali Iz and Louis Schick. Each of these individuals has shared voting and investment power over the shares held by NWC Solar Edge Holdings, LLC. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal business address of NWC SolarEdge Holdings, LLC is 527 Madison Avenue, 24th Floor, New York, NY 10022.

(9)
Consists of 1,300,000 shares of common stock owned of record by Mr. Sella and 387,084 shares of common stock issuable upon exercise of options exercisable within 60 days of October 31, 2014.

(10)
Consists of 761,459 shares of common stock issuable upon exercise of options exercisable within 60 days of October 31, 2014.

(11)
Consists of 775,042 shares of common stock issuable upon exercise of options exercisable within 60 days of October 31, 2014.

(12)
We will include the directors that will be appointed in connection with the consummation of this offering in a subsequent filing.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          The following is a summary of transactions since July 1, 2011 to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under "Executive Compensation" and "Management — Director Compensation."

Private Placement Financings

          The following table summarizes purchases of our Series convertible preferred stock since July 1, 2011 by holders of more than 5% of our capital stock and their affiliated entities.

Name	Shares of Series D Convertible Preferred Stock	Aggregate Purchase Price of Series D Convertible Preferred Stock ($)	Shares of Series D-1 Convertible Preferred Stock	Aggregate Purchase Price of Series D-1 Convertible Preferred Stock ($)	Shares of Series D-2 Convertible Preferred Stock	Aggregate Purchase Price of Series D-2 Convertible Preferred Stock ($)	Shares of Series D-3 Convertible Preferred Stock	Aggregate Purchase Price of Series D-3 Convertible Preferred Stock ($)	Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price of Series E Convertible Preferred Stock ($)
Affiliates of ORR Partners I, L.P.	64,963	150,000	103,140	238,150	123,768	285,780	206,845	477,605	—	—
Opus Capital Venture Partners, L.P.	1,444,123	3,334,480	390,776	902,301	468,989	1,082,895	783,792	1,809,776	—	—
Genesis Partners III L.P.	1,444,112	3,334,455	390,873	902,525	468,989	1,082,895	783,792	1,809,776	—	—
Affiliates of Pacven Walden Ventures VI, L.P.	1,443,902	3,333,970	390,765	902,276	468,919	1,082,734	783,674	1,809,503	—	—
Affiliates of Vertex III (C.I.) Fund L.P.	585,672	1,352,317	158,502	365,981	190,202	439,176	317,870	733,962	—	—
Affiliates of Lightspeed Ventures Partners VII, LP	1,136,471	2,624,112	307,565	710,167	369,078	852,201	616,817	1,424,230	—	—
Affiliates of NWC SolarEdge Holdings, LLC	—	—	—	—	—	—	—	—	5,928,169	$15,900,001
Affiliates of Norwest Venture Partners XI, L.P.	8,661,758	20,000,000	281,956	651,036	338,347	781,242	565,458	1,305,643	—	—

Material Rights of Preferred Stock

          The following is a brief description of the material rights of each series of our preferred stock issued to holders of more than 5% of our capital stock and their affiliated entities. All outstanding shares of our preferred stock will convert into shares of our common stock immediately prior to the closing of this offering.

          Dividends.    The holders of Series E, D-3, D-2, D-1, D, C, B and A convertible preferred stock are entitled to receive dividends, if, when and as declared by the board of directors, in an amount per share equal to the following (in order of right of payment):

Dividend per share
Series E	$0.21457
Series D-3	0.184721
Series D-2	0.184721
Series D-1	0.184721
Series D	0.184721
Series C	0.125
Series B	0.09808
Series A	0.05913

          No dividends have been declared on the Series E, D-3, D-2, D-1, D, C, B and A convertible preferred stock.

          Conversion.    The Series E, D-3, D-2, D-1, D, C, B and A convertible preferred stock will be automatically converted into common stock immediately prior to the closing of a firmly underwritten public offering pursuant to the Securities Act if aggregate gross proceeds to the Company in the offering equal or exceed $30,000,000 and the public offering price is not less than (a) $4.02317 per share if the offering occurs prior to December 31, 2015, (b) $4.69369 per share if the offering occurs following December 31, 2015 but prior to December 31, 2016 and (c) $5.36422 per share if the offering occurs following December 31, 2016. Each share of Series E, D-3, D-2, D-1, D, C, B and A convertible preferred stock will be converted into one share of common stock, subject to adjustment for certain subsequent issuances.

          Liquidation rights.    In the event of any liquidation, dissolution or winding-up, the Company is required to distribute to the holders of preferred stock, in descending order of priority and prior to any payments to any of the holders of any other classes of stock, a per share amount equal to $2.68211 for Series E convertible preferred stock, $2.309 for Series D-3, D-2, D-1 and D convertible preferred stock, $1.564 for Series C convertible preferred stock, $1.226 for Series B convertible preferred stock and $0.73913 for Series A convertible preferred stock, plus interest accruing annually on a compounded basis at the rate of 5% on such respective amount from the date of issuance (except in the case of Series A), plus all declared but unpaid dividends on each such share of convertible preferred stock then held by the holder, less any dividends actually paid on such share.

          Voting rights.    Each holder of shares of preferred convertible stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred convertible stock could be converted and has voting rights and powers equal to the voting rights and powers of the common stock and entitled to notice of any stockholders meeting. Each holder of common stock is be entitled to one vote for each share of common stock held.

          Protective Provisions.    We cannot, without the consent of a majority of the then outstanding convertible preferred stock voting together as a single class on an as-converted basis, (i) change the rights, preferences, or privileges of the convertible preferred stock or any series of convertible preferred stock so as to materially and adversely affect the convertible preferred stock or any series of convertible preferred stock, (ii) authorize or issue any shares of a new class or series of capital stock (or rights to acquire such new class or series of capital stock) having rights, preferences or privileges senior or equivalent to the convertible preferred stock, (iii) increase or decrease the total number of authorized shares of convertible preferred stock, (iv) cause or effect a change of control, liquidation, dissolution or winding up of the Company or (v) declare or pay any dividends or declare or make any other distribution, purchase, redemption or acquisition on any of our capital stock, except for certain permitted repurchases.

          In addition, we cannot, change the rights, preferences, or privileges of any series of convertible preferred stock or increase or decrease the total number of shares of the applicable series of convertible preferred stock, without, as applicable, the consent of (i) at least a majority of the then outstanding Series E convertible preferred stock voting as a separate series (ii) at least a majority of the then outstanding shares of Series D-3, D-2, D-1 and D convertible preferred stock voting as a single class, (iii) at least 66% of the then outstanding shares of Series C convertible preferred stock voting as a separate, (iv) at least 70% of the then outstanding shares of Series B convertible preferred stock voting as a separate series and (v) at least 66% of the then outstanding shares of Series A convertible preferred stock voting as a separate series.

          The rights of each series of our preferred stock, including those describe above, will terminate upon the conversion of all outstanding shares of convertible preferred stock immediately prior to the closing of this offering.

Investors' Rights Agreement

          We entered into an investors' rights agreement with our founders and the holders of our convertible preferred stock, including the following principal stockholders and some of their affiliates:

    ORR Partners I-S, L.P.
    Opus Capital Venture Partners V, L.P.
    Genesis Partners III L.P.
    Pacven Walden Ventures VI, L.P.
    Vertex III (C.I.) Fund L.P.
    Norwest Venture Partners XI, L.P.
    Lightspeed Venture Partners VIII LP
    NWC SolarEdge Holdings, LLC

          Pursuant to this agreement, we granted these stockholders certain registration rights with respect to certain shares of our common stock held or issuable upon conversion of the shares of preferred stock held by them. For a description of these registration rights, see "Description of Capital Stock — Registration Rights." The investors' rights agreement also provides for certain additional rights to receive financial information and rights of first refusal to participate in subsequent equity financings, which additional rights will terminate upon the completion of this offering.

Indemnification of Officers and Directors

          Our amended and restated certificate of incorporation and by-laws, each as expected to be in effect upon the completion of this offering, will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. For further information, see the section entitled "Description of Capital Stock — Indemnification and Limitations on Directors' Liability."

Review, Approval or Ratification of Transactions with Related Persons

          The audit committee of our board of directors will have primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter will provide that the audit committee shall review and approve in advance any related party transactions.

          We will adopt, effective upon the consummation of this offering, a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. Our audit committee is expected to determine that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party's only relationship is as a non-executive employee or beneficial owner of less than 5% of that company's shares, transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

DESCRIPTION OF INDEBTEDNESS

Revolving Line of Credit

          In June 2011, we entered into an agreement with SVB for a revolving line of credit, which, as amended to date, permits aggregate borrowings of up to $20 million in an amount not to exceed 80% of the eligible accounts receivable plus 65% of inventories in transit to customers and bears interest, payable monthly, at SVB's prime rate plus a margin of 0.75% to 2.75%. The average interest rate on our outstanding borrowings for fiscal 2014 was 4.9%. The revolving line of credit will terminate, and outstanding borrowings will be payable, on July 4, 2015. As of September 30, 2014, the revolving line of credit had an outstanding principal balance of $19.4 million.

          In connection with the revolving line of credit, we granted SVB security interests in substantially all of our assets, including a first-priority security interest in our trade receivables, accounts, cash and cash equivalents (the "SVB Priority Collateral"). The agreement contains certain financial covenants requiring us to maintain EBITDA and liquidity at specified levels. Specifically, we are required to maintain EBITDA (defined as (a) non-GAAP net income, plus (b) interest expense, plus (c) to the extent deducted in the calculation of net income, depreciation expense and amortization expense, plus (d) income tax expense) of at least $500,000 as of September 30, 2014 and December 31, 2014 and in an amount to be set by SVB in its reasonable discretion as of March 31, 2015 and June 30, 2015. In addition, we are required to maintain liquidity (defined as our unrestricted and unencumbered cash, plus availability under the revolving line of credit) of $6,750,000. The revolving line of credit also contains covenants that restrict our ability to borrow money, grant liens, pay dividends, dispose of assets or engage in business combinations.

Term Loan

          On December 28, 2012, we entered into a term loan agreement with Kreos, providing for a term loan of up to $10 million, which was fully drawn on the closing date. The borrowings under the term loan have been primarily used to finance working capital needs.

          Interest on the term loan is payable monthly at a rate of 11.90% per year, compounded on a monthly basis. Principal is paid in 33 equal monthly installments from September 2013 through 2016, the last of which has been prepaid in advance pursuant to the terms of the term loan. As of September 30, 2014, the term loan had an outstanding principal balance of $5.6 million and no accrued interest outstanding. Payments of principal and interest on the term loan are in Euros.

          The term loan contains certain covenants that restrict our ability to borrow money, grant liens, pay dividends, dispose of certain assets or engage in sale/leaseback transactions or engage in business combinations. Further, the term loan provides that all amounts owing will become due and payable upon certain change of control events including a merger, consolidation or reorganization of the Company into, the sale of all or substantially all of the Company's assets to, the sale of Company securities representing majority voting power to, or the exclusive license of all or a material portion of the Company's intellectual property to, any person other than a wholly-owned subsidiary of the Company.

          Borrowings under the term loan are secured by a lien on substantially all of our assets, ranking junior to SVB's security interest as to the SVB Collateral and ranking pari passu with SVB's security interest as to all other collateral.

          In connection with the loan agreement, we granted Kreos 563,014 D-1 Warrants to purchase Series D-1 convertible preferred shares at an exercise price of $2.309. The D-1 Warrants are exercisable in whole or in part prior to earliest of (i) December 28, 2022, (ii) 12 months after a qualified initial public offering or (iii) immediately prior to the consumption of a merger or sale of all or substantially all of the Company's assets. If the holder exercises all Series D-1 Warrants in full upon or, if applicable, after an event described in (ii) or (iii) and the fair market value (as defined in the Series D-1 Warrants) of the shares received upon exercise, less the exercise price, results in an amount lower than $750,000, the Series D-1 Warrants require the Company to pay the difference to the holder. In addition, in October 2014 the Company issued to Kreos 745,682 Series E convertible preferred shares for consideration of $2,000,000.

 DESCRIPTION OF CAPITAL STOCK

General

          We plan to amend and restate our certificate of incorporation (as amended and restated, our "Certificate of Incorporation") and our by-laws (as amended and restated, our "By-laws") in connection with the completion of this offering. Below is a summary of the material terms and provisions of our Certificate of Incorporation and our By-laws as expected to be in effect and affecting the rights of our stockholders upon the completion of this offering, as well as relevant provisions of Delaware law affecting the rights of our stockholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, our By-laws and the Delaware General Corporation Law ("DGCL"). Copies of our Certificate of Incorporation and By-laws have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. References in this section to the "Company," "we," "us" and "our" refer to SolarEdge Technologies, Inc. and not to any of its subsidiaries.

Authorized Capital

          Upon the completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.0001 per share and             shares of preferred stock, par value $$0.0001 per share.

          As of             , 2014, there were             shares of common stock outstanding, held by approximately             stockholders and             shares of preferred stock outstanding, held by approximately             stockholders. Assuming the conversion of the preferred stock owned by our existing stockholders into             shares of our common stock immediately upon effectiveness of our Certificate of Incorporation, there would have been             shares of common stock outstanding, held by approximately             stockholders and no shares of preferred stock outstanding.

Common Stock

          Voting Rights.    The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to our amended and Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Certificate of Incorporation. Holders of our common stock will not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the combined voting power of our common stock could, if they so choose, elect all the directors.

          Dividend Rights.    Holders common stock will be entitled to receive dividends if, as and when declared by our board of directors, out of our legally available assets, in cash, property, shares of our common stock or other securities, after payments of dividends required to be paid on outstanding preferred stock, if any.

          The terms of our debt instruments impose restrictions on our ability to declare dividends on our common stock. See "Description of Indebtedness."

          Distributions in Connection with Mergers or Other Business Combinations.    Upon a merger, consolidation or substantially similar transaction, holders of each class of common stock will be entitled to receive equal per share payments or distributions.

          Liquidation Rights.    Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of the common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

          Other Matters.    Our Certificate of Incorporation will not entitle holders of our common stock to preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our common stock. The common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be, fully paid and non-assessable.

Authorized but Unissued Preferred Stock

          Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Global Market, which would apply as long as our common stock is listed on the NASDAQ Global Market, require stockholder approval of certain issuances equal to or exceeding 20% of the combined voting power of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.

          Unless required by law or by any stock exchange on which our common stock may be listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our Certificate of Incorporation will authorize our board of directors to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also will be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders, without any vote or action by stockholders.

          The existence of unissued and unreserved common stock or preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Registration Rights

          Upon the completion of this offering, certain holders of our common stock, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the terms of our outstanding warrants and an investors' rights agreement by and among us and certain of our stockholders.

          Demand registration rights.    Upon the completion of this offering, the holders of approximately              shares of our common stock will be entitled to certain demand registration rights. At any time after six months following completion of this offering, the holders of at least 30% of these shares have the right to demand that we file up to two registration statements with respect to offerings of common stock each having an aggregate offering price of at least $10 million. We may postpone the filing of a registration statement for up to 90 days if we determine that the filing would be seriously detrimental to us and our stockholders, and the underwriters of an underwritten offering will have the right, subject to certain restrictions, to limit the number of shares registered by these holders for reasons relating to the marketing of the shares.

          Piggyback registration rights.    If we propose to register any of our securities for public sale, the holders of approximately             shares of our common stock will be entitled to certain "piggyback" registration rights allowing the holders to include their shares in such registration. However, this right does not apply to a registration relating to any of our employee benefit plans, the exchange of securities in certain corporate reorganizations or certain other transactions or the issuance of common stock upon conversion of debt securities, the offer and sale of which are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders for reasons relating to the marketing of the shares, but not below 25% of the total number of shares included in the registration statement.

          Form S-3 registration rights.    Upon the completion of this offering, the holders of approximately             shares of our common stock will be entitled to certain Form S-3 registration rights. At any time after we are eligible to file a registration statement on Form S-3, holders of these shares have the right to request that we effect a registration on Form S-3 if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $2 million. We will not be required to effect such a registration if we have effected one such registration within the 12-month period preceding a request and we may postpone the filing of a registration statement on Form S-3 for up to 90 days if we determine that the filing would be seriously detrimental to us and our stockholders. The underwriters of any underwritten offering will have the right, subject to certain restrictions, to limit the number of shares registered by these holders for reasons relating to the marketing of the shares.

          Registration expenses.    We will pay all expenses incurred by holders of shares registered in connection with up to two demand registrations and all piggyback and Form S-3 registrations, except, in each case, for fees and expenses of legal counsel in excess of $35,000, underwriting discounts, selling commissions and transfer taxes. However, subject to limited exceptions, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders or if the net proceeds requirement of a demand registration is not met.

          Expiration of registration rights.    The registration rights described above will expire five years after the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption in any three-month period and such stockholder owns less than 1% of the Company's common stock.

          Holders of substantially all of our shares with these registration rights have signed agreements with the underwriters or us prohibiting the exercise of their registration rights for 180 days following the date of this prospectus. These agreements are described below under the section entitled "Underwriters."

Indemnification and Limitations on Directors' Liability

          Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

          Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our Certificate of Incorporation will provide for such limitation of liability.

          Our Certificate of Incorporation and By-laws will indemnify our directors and officers to the full extent permitted by the DGCL and our Certificate of Incorporation also allows our board of directors to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification will also extend to the payment of attorneys' fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

          We maintain a directors' and officers' insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

          We believe that the limitation of liability and indemnification provisions in our Certificate of Incorporation, By-laws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitation of liability and indemnification provisions.

          At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our By-laws

          Certain provisions of Delaware law, our Certificate of Incorporation and our By-laws that will be effective upon consummation of the offering could make the acquisition of the Company more difficult and could delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interest, including takeover attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of our board of directors.

          Authorized but Unissued Shares; Undesignated Preferred Stock.    The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our board of directors may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our board of directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

          Board Classification.    Our Certificate of Incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our Certificate of Incorporation and By-laws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors with a maximum of             directors.

          No Cumulative Voting.    Our Certificate of Incorporation will provide that stockholders are not permitted to cumulate votes in the election of directors.

          Special Meetings of Stockholders.    Our By-laws will provide that special meetings of our stockholders may be called only by our Chairman, our Chief Executive Officer, our board of directors or our Secretary at the request of holders of not less than a majority of the combined voting power of our common stock.

          Stockholder Action by Written Consent.    Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our Certificate of Incorporation will preclude stockholder action by written consent.

          Advance Notice Requirements for Stockholder Proposals and Nomination of Directors.    Our By-laws will require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing. To be timely, a stockholder's notice will need to be sent to and received at our principal executive offices no later than the close of business on the

90th day, nor earlier than the close of business on the 120th day, prior to the anniversary of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary of the immediately preceding annual meeting of stockholders, such notice will be timely only if received no earlier than the close of business on the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the date on which a public announcement of the date of the annual meeting was made by us. Our By-laws also will specify requirements as to the form and content of a stockholder's notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the potential acquiror's own slate of directors or otherwise attempting to obtain control of the Company.

          Removal of Directors; Vacancies.    Under the DGCL, unless otherwise provided in our Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our Certificate of Incorporation will provide that directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon, voting together as a single class. In addition, our Certificate of Incorporation also will provide that any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

          Supermajority Provisions.    Our Certificate of Incorporation and By-laws will provide that our board of directors is expressly authorized to alter, amend, rescind or repeal, in whole or in part, our By-laws without a stockholder vote in any matter not inconsistent with Delaware law and our Certificate of Incorporation. Any amendment, alteration, rescission or repeal of our By-laws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.

          The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our Certificate of Incorporation will provide that the following provisions in our Certificate of Incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class:

  •
  the provision requiring a 66 2/3% supermajority vote for stockholders to amend our By-laws;

  •
  the provisions providing for a classified board of directors (the election and term of our directors);

  •
  the provisions regarding removal of directors;

  •
  the provisions regarding stockholder action by written consent;

  •
  the provisions regarding calling special meetings of stockholders;

  •
  the provisions regarding advanced notification of stockholder nominations and proposals;

  •
  the provisions regarding filling vacancies on our board of directors and newly created directorships;

  •
  the provisions eliminating monetary damages for breaches of fiduciary duty by a director and governing forum selection; and

  •
  the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

          Section 203 of the Delaware General Corporation Law.    We are subject to Section 203 of the DGCL, which provides that, subject to certain stated exceptions, a corporation may not engage in a business combination with any "interested stockholder" (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

  •
  prior to such time the board of directors of the corporation approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

  •
  at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent; or

  •
  by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          An "interested stockholder" is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock will be             .

Listing

          We intend to apply to list our common stock on the NASDAQ Global Market under the symbol "             ."

SHARES AVAILABLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for shares of our common stock. Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. As described below, only a limited number of shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock in the future, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

          Immediately prior to the closing of this offering, all outstanding shares of preferred stock will be converted into             shares of common stock, the outstanding warrants to purchase 563,014 shares of preferred stock will be converted into warrants to purchase             shares of common stock, and upon the closing of this offering, a total of             shares of common stock will be outstanding (assuming the underwriters do not exercise their option to purchase additional shares). Of these shares,             shares of common stock sold in this offering, excluding shares sold pursuant to our reserved share program, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act. At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately 5% of the shares offered by this prospectus for sale to employees, business associates, service providers and friends and family of our officers and directors through the reserved share program. Participants in the reserved share program will be subject to a 180-day lock-up restriction with respect to the shares purchased through such program.

          The remaining outstanding shares of our common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

          As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no exercise of the underwriters' option to purchase additional shares and that all of the shares allocated to the reserved share program are sold, the shares of our common stock that will be deemed "restricted securities" will be available for sale in the public market following the completion of this offering as follows:

Date	Number of Shares
On the date of this prospectus (consisting of the shares sold in this offering other than shares sold as part of the reserved share program)
Beginning 180 days after the date of this prospectus

Rule 144

          In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

          Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after the completion of this offering based on             shares of common stock outstanding as of             , 2014; and

  •
  the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

          Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

          In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of October 31, 2014, options exercisable for 9,931,000 shares of our outstanding common stock had been issued in reliance on Rule 701. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Registration Statement on Form S-8

          We intend to file a registration statement on Form S-8, which will become effective immediately upon filing, under the Securities Act to register all of the shares of common stock issuable under our outstanding options or reserved for issuance under our compensatory stock plans. Shares covered by the Form S-8 will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates. A total of                  shares of our common stock that are deemed "restricted securities" will not be subject to the lock-up agreements and market stand-off provisions described below.

Lock-up Agreements

          We and all of our directors and officers, as well as the other holders of substantially all shares of our common stock outstanding immediately prior to the completion of this offering, have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. Participants in the reserved share program will be subject to a 180-day lock-up restriction with respect to the shares purchased through such program. The representatives of the underwriters, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

          The lock-up agreements do not contain any pre-established conditions to the waiver by the representatives of the underwriters on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

Market Stand-Off Provisions

          Our investors' rights agreement with our founders and holders of our convertible preferred stock contains a market stand-off provision prohibiting our founders and these stockholders from directly or indirectly selling, offering to sell, contracting to sell, granting any option to purchase or otherwise transferring or disposing of any Company securities for a period of up to 180 days following the effective date of the registration statement relating to this offering, subject to certain conditions.

Registration Rights

          Upon the completion of this offering, the holders of an aggregate of             shares of our common stock and              shares of common stock issuable upon the exercise of outstanding warrants, based on shares of common stock and warrants outstanding as of             , or their transferees, will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act. Registration of these shares under the Securities Act will result in these shares becoming freely tradable immediately upon the effectiveness of such registration, subject to the restrictions of Rule 144. For a further description of these rights, see the section entitled "Description of Capital Stock — Registration Rights."

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

          The following is a general discussion of the material U.S. federal income tax considerations with respect to your purchase, ownership and disposition of shares of our common stock issued pursuant to this offering and applies if you are a non-U.S. holder (as defined below) that purchases our common stock in this offering. You should consult your own tax advisors with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not:

  •
  an individual citizen or resident of the United States;

  •
  a corporation created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (1) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

          This discussion is based the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences described in this prospectus.

          We assume in this discussion that you hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not address the special tax rules applicable to particular non-U.S. holders, such as tax-exempt organizations, financial institutions, brokers or dealers in securities, insurance companies, persons that hold our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, and certain U.S. expatriates.

          If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner or partnership holding our common stock, you should consult your own tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock.

          There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

          Distributions, if any, on our common stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as reducing your adjusted basis in your shares of common stock, and, to the extent it exceeds such adjusted basis, as capital gain from the sale or exchange of such common stock

          Dividends paid to you will generally be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence.

          Dividends that are treated as effectively connected with your conduct of a trade or business within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by you within the United States, are generally exempt from the 30% withholding tax if you satisfy applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. If you are a corporation, U.S. effectively connected income may also be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence.

          If you claim the benefit of an applicable income tax treaty between the United States and your country of residence, you will generally be required to provide a properly executed IRS Form W-8BEN (or other applicable form). You are urged to consult your tax advisor regarding your entitlement to benefits under a relevant income tax treaty.

          If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

          You will generally not be subject to U.S. federal income tax or withholding tax (subject to the discussion on the Foreign Accounts Tax Compliance Act ("FATCA") below) on any gain realized upon your sale, exchange or other taxable disposition of shares of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by you, in which case, you will generally be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons and, if you are a foreign corporation, the branch profits tax described above in "Distributions on Our Common Stock" may also apply;

  •
  you are an individual that is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case, you will generally be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S. source capital losses realized during the same taxable year, if any; or

  •
  we are, or have been, at any time during the five-year period preceding such disposition (or your holding period, if shorter) a "U.S. real property holding corporation" for U.S. federal income tax purposes, unless (1) our common stock is regularly traded on an established securities market and (2) you hold no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively. Although there can be no assurance, we do not believe that we currently are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future.

Foreign Accounts Tax Compliance Act

          Under the provisions of the Code referred to as FATCA, U.S. withholding tax may also apply to certain types of payments made to "foreign financial institutions," as specially defined under such rules, and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, and, after December 31, 2016, gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury or, in the case of a foreign financial institution in a jurisdiction that has entered into an intergovernmental agreement with the United States, complies with the requirements of such agreement. You should consult your tax advisor regarding FATCA.

Backup Withholding and Information Reporting

          We must report annually to the IRS and to you the gross amount of the dividends on our common stock paid to you and the tax withheld, if any, with respect to such dividends. You will have to comply with specific certification procedures to establish that you are not a U.S. person, as defined for U.S. federal income tax purposes, in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock and certain other types of payments.

          Information reporting and backup withholding will generally apply to the proceeds of your disposition of our common stock effected by or through the U.S. office of any broker, U.S. or foreign, unless you certify your status as a non-U.S. holder and satisfy certain other requirements, or otherwise establish an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to you where the transaction is effected outside the United States through a non-U.S. office of a broker. However, dispositions effected through a non-U.S. office of a broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States will generally be subject to information reporting, unless you certify your status as a non-U.S. holder and satisfy certain other requirements, or otherwise establish an exemption. You should consult your own tax advisors regarding the application of the information reporting and backup withholding rules to you.

          Copies of information returns may be made available to the tax authorities of the country in which you reside or are incorporated under the provisions of a specific treaty or agreement.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you may be allowed as a credit against your U.S. federal income tax liability, if any, and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

          We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares of Common Stock
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional             shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

Paid by us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         .

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We intend to list our common stock on the NASDAQ Global Market under the symbol "         ."

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Reserved Share Program

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to employees, business associates, service providers and friends and family of our officers and directors. Purchasers will be subject to a 180-day lock-up restriction with respect to any shares purchased through the reserved share program, which restriction may be waived with the prior written consent of the representatives. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Australia

          No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

          Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

          The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100, or, if the Relevant Member State has implemented the relevant portion of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Israel

          This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum (the "Addendum") to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and "qualified individuals", each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

          The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

          Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

          This offering has not been approved or licensed by the Central Bank of the United Arab Emirates ("UAE"), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority ("DFSA"), a regulatory authority of the Dubai International Financial Centre ("DIFC"). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

          The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

          This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

United Kingdom

          Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

 LEGAL MATTERS

          The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. O'Melveny & Myers LLP, New York, New York is acting as counsel to the underwriters.

EXPERTS

          The consolidated financial statements of SolarEdge Technologies, Inc. and its subsidiaries at June 30, 2013 and June 30, 2014, and for each of the three years ended June 30, 2014, appearing in this prospectus and registration statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Kost Forer Gabbay and Kasierer are located at 3 Aminadav St., Tel Aviv, 6706703 Israel.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

          You may read and copy the registration statement, including the exhibits and schedules thereto, at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's Public Reference Room and the website of the SEC referred to above. We also maintain a website at www.solaredge.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

SOLAREDGE TECHNOLOGIES, INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2013 and 2014 (audited) and September 30, 2014 (unaudited)	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended June 30, 2012, 2013 and 2014 (audited) and for the three months ended September 30, 2013 and 2014 (unaudited)	F-5
Statements of Changes in Stockholders' Deficiency for the years ended June 30, 2012, 2013 and 2014 (audited) and for the three months ended September 30, 2013 and 2014 (unaudited)	F-6
Consolidated Statements of Cash Flows for the years ended June 30, 2012, 2013 and 2014 (audited) and for the three months ended September 30, 2013 and 2014 (unaudited)	F-8
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SOLAREDGE TECHNOLOGIES, INC.

          We have audited the accompanying consolidated balance sheets of SolarEdge Technologies, Inc. (the "Company") and its subsidiaries as of June 30, 2013 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' deficiency and cash flows for each of the three years ended June 30, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of June 30, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years ended June 30, 2014, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 5, 2014	A Member of Ernst & Young Global
Except for Note 16 to which the date is December 15, 2014

SOLAREDGE TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,		September 30, 2014
	2013	2014
			Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,142	$9,754	$34,742
Restricted cash	1,446	1,602	1,589
Trade receivables, net	9,257	19,267	26,764
Prepaid expenses and other accounts receivable	5,543	13,151	20,656
Inventories	14,785	25,499	29,720

Total current assets	44,173	69,273	113,471

PROPERTY AND EQUIPMENT, NET	4,339	5,351	5,794

LONG-TERM LEASE DEPOSIT AND PREPAID EXPENSES	548	367	353

LONG-TERM DEFERRED CHARGES	26	7	4

DEFERRED ISSUANCE COSTS	—	—	508

Total assets	$49,086	$74,998	$120,130

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

				Proforma Stockholders' deficiency as of September 30, 2014
	June 30,
			September 30, 2014
	2013	2014
			Unaudited
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFECIENCY)
CURRENT LIABILITIES:
Short term bank loan	$3,916	$13,326	$19,350
Current maturities of term loan	2,296	3,474	3,343
Trade payables	16,468	36,815	41,110
Employees and payroll accruals	3,419	5,210	5,590
Warranty obligations	2,959	5,496	6,063
Deferred revenues	3,584	1,729	1,735
Accrued expenses and other accounts payable	8,172	6,893	13,473

Total current liabilities	40,814	72,943	90,664	90,664

LONG-TERM LIABILITIES
Warranty obligations	7,419	12,685	15,219
Deferred revenues	2,895	4,252	5,107
Warrants to purchase convertible preferred stock	818	765	750
Term loan	6,611	3,444	2,283

Total long-term liabilities	17,743	21,146	23,359	23,359

COMMITMENTS AND CONTINGENT LIABILITIES

Convertible Preferred Series A, B, C, D, D-1, D-2, D-3 and E stock of $0.0001 par value — authorized: 71,677,932 and 80,772,775 shares as of June 30, 2013 and 2014 and 89,720,955 at September 30, 2014 (unaudited), respectively; issued and outstanding: 68,493,373 and 75,422,773 shares as of June 30, 2013 and 2014 and 83,998,112 at September 30, 2014 (unaudited), respectively. Aggregate liquidation preferences of $113,218 and $134,656 as of June 30, 2013 and 2014 and $159,220 at September 30, 2014 (unaudited), respectively. 0 shares issued and outstanding pro forma (unaudited) at September 30, 2014

	105,543	116,203	138,678	—
STOCKHOLDERS' EQUITY (DEFECIENCY):
Share capital
Common stock of $0.0001 par value — Authorized: 98,322,068 and 104,818,383 shares as of June 30, 2013 and 2014 and 125,000,000 at September 30, 2014 (unaudited), respectively; issued and outstanding: 8,347,498 and 8,429,885 shares as of June 30, 2013 and 2014 and 8,439,115 at September 30, 2014 (unaudited), respectively. 92,437,227 shares issued and outstanding pro forma (unaudited) at September 30, 2014	1	1	1	9
Additional paid-in capital	4,744	5,877	6,205	144,875
Accumulated other comprehensive loss	(26)	(61)	(186)	(186)
Accumulated deficit	(119,733)	(141,111)	(138,591)	(138,591)

Total stockholders' equity (deficiency)	(115,014)	(135,294)	(132,571)	6,107

Total liabilities and stockholders' equity (deficiency)	$49,086	$74,998	$120,130	$120,130

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended June 30,			Three months ended September 30,
	2012	2013	2014	2013	2014
				Unaudited
Revenues	$75,351	$79,035	$133,217	$30,515	$66,969
Cost of revenues	76,028	74,626	111,246	26,457	52,939

Gross profit (loss)	(677)	4,409	21,971	4,058	14,030

Operating expenses:
Research and development, net	13,783	15,823	18,256	4,136	5,059
Sales and marketing	9,926	12,784	17,792	3,657	5,461
General and administrative	3,074	3,262	4,294	792	1,159

Total operating expenses	26,783	31,869	40,342	8,585	11,679

Operating income (loss)	(27,460)	(27,460)	(18,371)	(4,527)	2,351
Financial income (expenses), net (Note 14)	(287)	(612)	(2,787)	(777)	516

Income (loss) before taxes on income	(27,747)	(28,072)	(21,158)	(5,304)	2,867
Taxes on income (Note 13)	36	108	220	7	347

Net income (loss)	$(27,783)	$(28,180)	$(21,378)	$(5,311)	$2,520

Net loss per share of common stock, basic and diluted	$(3.43)	$(3.43)	$(2.55)	$(0.64)	$—

Weighted average number of shares used in computing net loss per share of common stock, basic and diluted	8,094,279	8,224,112	8,396,685	8,352,642	8,438,051

Pro forma income per ordinary share (unaudited), basic and diluted					$0.03

Pro forma weighted average number of shares used in computing basic net income per share of common stock					85,165,767

Pro forma weighted average number of shares used in computing diluted net income per share of common stock					89,824,195

Other comprehensive income (loss)
Change in comprehensive income (loss) related to foreign currency translation adjustments	29	(32)	(35)	(2)	(125)

Total comprehensive income (loss)	$(27,754)	$(28,212)	$(21,413)	$(5,313)	$2,395

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY

U.S. dollars in thousands (except share data)

	Convertible Preferred stock		Receipt on account of Convertible Preferred stock
				Common stock		Additional paid in Capital	Accumulated other comprehensive Income (loss)		Total stockholders' deficiency
								Accumulated deficit
	Number	Amount		Number	Amount
Balance as of July 1, 2011	50,303,681	$58,358	$—	8,058,389	$1	$2,673	$(23)	$(63,770)	$(61,119)
Issuance of Common Stock upon exercise of employee stock options	—	—	—	96,774	*	41	—	—	41
Issuance of Series D Convertible Preferred stock, net of issuance expenses in the amount of $124	16,024,251	36,876	—	—	—	—	—	—	—
Equity based compensation expenses to employees and non-employees	—	—	—	—	—	842	—	—	842
Change in comprehensive income related to foreign currency translation adjustments	—	—	—	—	—	—	29	—	29
Net loss	—	—	—	—	—	—	—	(27,783)	(27,783)

Balance as of June 30, 2012	66,327,932	$95,234	$—	8,155,163	$1	$3,556	$6	$(91,553)	$(87,990)

Issuance of Common Stock upon exercise of employee stock options	—	—	—	192,335	*	110	—	—	110
Issuance of Series D-1 Convertible Preferred stock, net of issuance expenses in the amount of $5	2,165,441	4,995	—	—	—	—	—	—	—
Receipts on account of convertible preferred stock	—	—	5,314
Equity based compensation expenses to employees and non-employees	—	—	—	—	—	1,078	—	—	1,078
Change in comprehensive loss related to foreign currency translation adjustments	—	—	—	—	—	—	(32)	—	(32)
Net loss	—	—	—	—	—	—	—	(28,180)	(28,180)

Balance as of June 30, 2013	68,493,373	$100,229	$5,314	8,347,498	$1	$4,744	$(26)	$(119,733)	$(115,014)

*
Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY

U.S. dollars in thousands (except share data)

	Convertible Preferred stock		Receipt on account of Convertible Preferred stock
				Common stock		Additional paid in Capital	Accumulated other comprehensive Income (loss)		Total stockholders' deficiency
								Accumulated deficit
	Number	Amount		Number	Amount
Balance as of June 30, 2013	68,493,373	$100,229	$5,314	8,347,498	$1	$4,744	$(26)	$(119,733)	$(115,014)
Issuance of Common Stock upon exercise of employee stock options	—	—	—	82,387	*	51	—	—	51
Issuance of Series D-2 Convertible Preferred stock, net of issuance expenses in the amount of $17	2,598,528	5,983	(5,314)	—	—	—	—	—	—
Issuance of Series D-3 Convertible Preferred stock, net of issuance expenses in the amount of $9	4,330,872	9,991	—	—	—	—	—	—	—
Equity based compensation expenses to employees and non-employees	—	—	—	—	—	1,082	—	—	1,082
Change in comprehensive loss related to foreign currency translation adjustments	—	—	—	—	—	—	(35)	—	(35)
Net loss	—	—	—	—	—	—	—	(21,378)	(21,378)

Balance as of June 30, 2014	75,422,773	$116,203	$—	8,429,885	$1	$5,877	$(61)	$(141,111)	$(135,294)

Issuance of Common Stock upon exercise of employee stock options (unaudited)	—	—	—	9,230	*	8	—	—	8
Issuance of Series E Convertible Preferred stock, net of issuance expenses in the amount of $525 (unaudited)	8,575,339	22,475	—	—	—	—	—	—	—
Equity based compensation expenses to employees and non-employees (unaudited)	—	—	—	—	—	320	—	—	320
Change in comprehensive loss related to foreign currency translation adjustments (unaudited)	—	—	—	—	—	—	(125)	—	(125)
Net income (loss) (unaudited)	—	—	—	—	—	—	—	2,520	2,520
Balance as of September 30, 2014 (unaudited)	83,998,112	$138,678	—	8,439,115	$1	$6,205	$(186)	$(138,591)	$(132,571)

*
Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended June 30,			Three months ended September 30,
	2012	2013	2014	2013	2014
				Unaudited
Cash flows from operating activities:
Net income (loss)	$(27,783)	$(28,180)	$(21,378)	$(5,311)	$2,520
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,283	1,842	1,978	463	542
Interest expenses related to short term bank loan	15	6	44	2	24
Stock-based compensation related to employee stock options	842	1,078	1,082	257	320
Financial expenses, net related to term loan	—	768	431	310	(491)
Remeasurement of warrants to purchase convertible preferred stock	—	40	(53)	(18)	(15)
Changes in assets and liabilities:
Inventories	(9,433)	(1,161)	(10,681)	(1,365)	(4,311)
Prepaid expenses and other accounts receivable	(6,134)	3,776	(7,409)	(1,737)	(5,527)
Trade receivables, net	(3,930)	(1,040)	(9,911)	(6,926)	(7,565)
Trade payables	15,419	(9,628)	20,334	9,714	4,322
Employees and payroll accruals	672	307	1,726	43	390
Warranty obligations	3,649	3,866	7,803	3,338	3,101
Deferred revenues	2,179	1,934	(500)	(843)	864
Accrued expenses and other accounts payable	883	3,285	(1,311)	(1,703)	5,568

Net cash used in operating activities	(22,338)	(23,107)	(17,845)	(3,776)	(258)

Cash flows from investing activities:
Purchase of property and equipment	(4,013)	(1,539)	(2,990)	(452)	(1,002)
Decrease (increase) in restricted cash	1,953	(1,085)	(156)	(4)	13
Increase (decrease) in long-term lease deposit	(118)	(154)	(1)	27	29

Net cash used in investing activities	(2,178)	(2,778)	(3,147)	(429)	(960)

Cash flows from financing activities:
Proceeds from short term bank loan	5,700	17,880	21,813	9,000	6,000
Repayment of short term bank loan	(2,200)	(17,485)	(12,447)	(7,899)	—
Proceeds from term loan (net of $100 transaction fee)	—	9,900	—	—	—
Repayments of term loan	—	(969)	(2,401)	(161)	(798)
Deferred charges related to term loan	—	(69)	—	—	—
Proceeds from issuance of Series D Convertible Preferred stock, net	36,876	—	—	—	—
Proceeds from issuance of Series D-1 Convertible Preferred stock, net	—	4,995	—	—	—
Proceeds from issuance of Series D-2 Convertible Preferred stock, net	—	—	669	669	—
Proceeds from issuance of Series D-3 Convertible Preferred stock, net	—	—	9,991	—	—
Proceeds from issuance of Series E Convertible Preferred stock	—	—	—	—	20,998
Receipts on account of Convertible Preferred stock	—	5,314	—	—	—
Proceeds from exercise of employee stock options	41	110	51	5	8

Net cash provided by financing activities	40,417	19,676	17,676	1,614	26,208

Increase (decrease) in cash and cash equivalents	15,901	(6,209)	(3,316)	(2,591)	24,990
Cash and cash equivalents at the beginning of the period	3,493	19,437	13,142	13,142	9,754
Cash (erosion) due to exchange rate differences	43	(86)	(72)	(66)	(2)

Cash and cash equivalents at the end of the period	$19,437	$13,142	$9,754	$10,485	$34,742

Supplemental disclosure of non-cash financing activities:
Deferred issuance costs	$—	$—	$—	$—	$508

Issuance expenses not paid in cash	$—	$—	$—	$—	$523

Issuance of Series E Convertible Preferred stock in consideration of receivables on account of stock	$—	$—	$—	$—	$2,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$44	$1,065	$1,085	$493	$484

Cash paid for income taxes	$—	$8	$92	$21	$420

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1: — GENERAL

a.
SolarEdge Technologies Inc. (the "Company") and its subsidiaries design, develop, and sell an intelligent inverter solution that maximizes power generation at the individual photovoltaic ("PV") module level while lowering the cost of energy produced by the solar PV system and providing comprehensive and advanced safety features. The Company's products consist mainly of (i) power optimizers which maximize energy throughput from each and every module through constant tracking of Maximum Power Point individually per module, (ii) inverters which invert direct current (DC) from the PV module to alternating current (AC) and (iii) a related cloud based monitoring platform, that collects and processes information from the power optimizers and inverters of a solar PV system to enable customers and system owners, as applicable, to monitor and manage the solar PV systems. The Company operates its business itself and through its wholly-owned subsidiaries: SolarEdge Technologies Ltd. in Israel; SolarEdge Technologies GmbH in Germany; SolarEdge Technologies (China) Co., Ltd in China; SolarEdge Technologies (Australia) PTY LTD. in Australia, SolarEdge Technologies (Canada) Ltd. in Canada and SolarEdge Technologies (Holland) B.V. in the Netherlands (collectively, the "subsidiaries"). Except for SolarEdge Technologies, Ltd in Israel, which carries out the research and development, management of manufacturing, global sales and support and management activities, the other subsidiaries are engaged solely in selling, marketing and support activities. The Company was incorporated in Delaware in August 2006 and began commercial sale of its products in January 2010.

b.
As of June 30, 2014 and September 30, 2014 (unaudited), the Company had a major customer that accounted for approximately 19.1% and 32.5% (unaudited) of the Company's consolidated revenues, respectively.

c.
The Company depends on two contract manufacturers and several limited or single source component suppliers. Reliance on these vendors makes the Company vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs.

  Two vendors collectively account for 72%, 59% and 60% (unaudited) of the Company's total trade payables as of June 30, 2013, June 30, 2014 and September 30, 2014 (unaudited), respectively.

d.
The Company has a history of net losses and negative cash flow from operating activity. As of June 30, 2014, the Company had cash and cash equivalents of $9,754, a negative working capital of $3,670 and an accumulated deficit of $141,111. In February 2014, the Company amended its revolving line of credit with a bank lender (the "Bank Lender") to increase the size of the credit line to $15,000 until May 2014 when it was further increased to $20,000, triggered by the closing of an investment round of $10,000 (see Note 9). In addition, in September and October 2014, the Company received $25,000 in connection with an equity financing round (see Note 16b). The Company expects that it will meet the financial covenants relating to the line of credit through June 30, 2015 and also believes that its cash resources are sufficient to meet its operating needs for at least the next 12 months until June 30, 2015.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.
Use of estimates:

          The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to warranty obligation, warrants to purchase convertible preferred shares, contingencies, share-based compensation cost, as well as in estimates used in applying the revenue recognition policy. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

b.
Financial statements in U.S. dollars:

          The functional currency of the Company and its Israeli subsidiary is the U.S. dollar, as the U.S. dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The Company's and its Israeli subsidiary's operations are currently primarily conducted in Israel and a significant portion of its expenses are currently paid in U.S. dollars. Financing activities including loans and cash investments, are mainly made in U.S. dollars.

          Accordingly, monetary accounts maintained in currencies other than the U.S dollar are translated into U.S. dollars in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 830 ("Foreign Currency Matters"). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

          The financial statements of the Company's German, Chinese, Australian, Canadian and Dutch subsidiaries, whose functional currency is other than the U.S. dollar, have been translated into U.S dollars. Assets and liabilities have been translated using the exchange rates in effect on the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the relevant periods. The resulting translation adjustments are reported as a component of stockholders' deficiency in accumulated other comprehensive income (loss).

          Accumulated other comprehensive income (loss) related to foreign currency translation adjustments, net amounted to $6, $(26), $(61) and $186 (unaudited) as of June 30, 2012, 2013, 2014 and September 30, 2014 (unaudited), respectively.

c.
Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

          The Company's fiscal years 2012, 2013 and 2014 ended on June 30, 2012, 2013 and 2014, respectively. Unless otherwise stated, references to particular years and quarters, refer to the Company's fiscal years ended in June and the associated quarters of those fiscal years.

d.
Unaudited interim financial information:

          The accompanying consolidated balance sheet as of September 30, 2014, the consolidated statements of operations and comprehensive loss and cash flows for the three months ended September 30, 2013 and 2014 and the stockholders' deficiency for the three months ended September 30, 2014 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position and results of operations and cash flows for the three months ended September 30, 2013 and 2014. The financial data and the other information disclosed in these notes to the consolidated financial statements related to the three month periods are unaudited. The results of the three months ended September 30, 2014 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2015 or for any other interim period or for any other future year.

e.
Pro Forma Consolidated Balance Sheet (unaudited):

          Immediately upon the closing of an approved initial public offering (defined as the sale of the Company's common stock in a firm-commitment, underwritten public offering registered under the Securities Act of 1933, as amended, on (i) a US stock market exchange, or (ii) any other stock market exchange which provides sufficient liquidity to the Company's stockholders following registration of the shares held by them, in either case at a public offering price, before payment of any underwriters' discounts and expenses relating to the issuance, of at least $4.618 per share (as adjusted for stock splits, stock dividends, reverse stock splits, reclassifications and the like) and which results in aggregate proceeds to the Company, before payment of any underwriters' discounts and expenses relating to the issuance, of not less than $30,000, an "Approved IPO" or "IPO"), all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. In addition, the outstanding warrants to purchase convertible preferred stock will automatically be converted upon the closing of an IPO into warrants to purchase common stock. The September 30, 2014 pro forma consolidated balance sheet has been prepared assuming the automatic conversion of all outstanding shares of convertible preferred stock into 83,998,112 shares of common stock.

f.
Pro Forma Net Earnings (Loss) Per Share of Common Stock (unaudited):

          In October 2014, the Company's board of directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") for the Company to sell shares of common stock to the public. Pro forma basic and diluted net loss per share of common stock have been computed in contemplation of the completion of an IPO and give effect to the conversion of all the Company's outstanding convertible preferred stock into common stock. All the outstanding shares of convertible preferred stock will automatically be converted into shares of common stock

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

upon the closing of an IPO. Warrants to purchase convertible preferred stock upon the closing of an IPO will automatically be converted into warrants to purchase common stock. Therefore, the warrants that were not exercised to date were not included in the number of preferred shares used in computing pro forma basic net earnings (loss) per share.

          The unaudited pro forma basic net earnings per share and diluted net earnings per share for the three months ended September 30, 2014 (unaudited), assumes the conversion of the outstanding convertible preferred stock into common stock as of the later of the beginning of the period and the issuance date.

g.
Basic and Diluted Net Earnings (Loss) Per Share:

          Basic net earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted-average number of shares of common stock outstanding during the period.

          Diluted net earnings (loss) per share is computed by giving effect to all potential shares of common stock, including stock options and convertible preferred stock, to the extent dilutive, all in accordance with FASB ASC No. 260, "Earnings Per Share."

          The total weighted average number of shares related to the outstanding stock options, convertible preferred stock and warrants to purchase convertible preferred stock, excluded from the calculation of diluted net earnings (loss) per share due to their anti-dilutive effect was 454,336, 1,108,957, 3,582,043, 3,162,439 (unaudited) and 4,658,428 (unaudited) for the years ended June 30, 2012, 2013 and 2014, and for the three months period ended September 30, 2013 (unaudited) and 2014 (unaudited), respectively.

          Basic and diluted earnings (loss) per share is presented in conformity with the two-class method for participating securities for the periods prior to their conversion. Under this method the earnings per share for each class of shares are calculated assuming 100% of the Company's earnings are distributed as dividends to each class of shares based on their contractual rights. In addition, since all classes other than common shares do not participate in losses, for the three months ended September 30, 2014 (unaudited) these shares are not included in the computation of basic earnings per share.

          For the years ended June 30, 2012, 2013 and 2014 and for the three months ended September 30, 2013 (unaudited) basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive.

          See Note 11 with regard to shareholders' rights of Class A, B, C, D, D-1, D-2, D-3 and E Shares.

h.
Cash and cash equivalents:

          Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less at the date acquired.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

i.
Restricted cash:

          Restricted cash is primarily invested in short-term bank deposits, which are primarily used to guarantee a letter of credit which has been issued to one of the Company's major vendors and to the Company's landlord for its office lease.

j.
Inventories:

          Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items or technological obsolescence.

          The Company periodically evaluates the quantities on hand relative to historical, current and projected sales volume. Based on this evaluation, an impairment charge is recorded when required to write-down inventory to its market value.

          Cost of finished goods and raw materials is determined using the moving average cost method.

k.
Property and equipment:

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following rates:

%
Computers and peripheral equipment	14 – 33 (mainly 33)
Office furniture and equipment	7 – 15 (mainly 7)
Machinery & equipment	7 – 33 (mainly 20)
Laboratory equipment	15 – 33 (mainly 15)
Leasehold improvements	over the shorter of the lease term or useful economic life
l.
Impairment of long-lived assets:

          The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 ("Property, Plants and Equipment"), whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. For the years ended June 30, 2012, 2013 and 2014 and for the three months ended September 30, 2013 (unaudited) and 2014 (unaudited), no impairment losses have been identified.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

m.
Severance pay:

          Pursuant to Israel's Severance Pay Law, Israeli employees are entitled to severance pay equal to one month's salary for each year of employment, or a portion thereof. The employees of the Company's Israeli subsidiary have elected to be included under section 14 of the Severance Pay Law, 1963, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments cause the Company to be released from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, related assets and liabilities are not presented in the balance sheet.

          For the years ended June 30, 2012, 2013 and 2014 and for the three months ended September 30, 2013 (unaudited) and 2014 (unaudited), the Company recorded $821, $974, $1,109, $259 (unaudited) and $302 (unaudited), severance expenses, respectively.

n.
Revenue recognition:

          The Company and its subsidiaries generate their revenues mainly from the sale of power optimizers, inverters and cloud-based monitoring services, to distributors, installers and PV module manufacturers.

          Revenues from product sales and related services are recognized in accordance with ASC 605 ("Revenue Recognition"), when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, collectability is reasonably assured and no significant obligations remain.

          Persuasive evidence of an arrangement exists.    The Company's customers mainly consist of distributors and installers (the "Customers"). The Company's sales arrangements with Customers are pursuant to written documentation, either a written contract or purchase order. The actual documentation used is dependent on the business practice with each Customer. Therefore, the Company determines that persuasive evidence of an arrangement exists with respect to a Customer when it has a written contract, or a binding purchase order from the Customer.

          Delivery has occurred.    Each item of written documentation relating to a sale arrangement that is agreed upon with the Customer specifically sets forth when risk of loss and title are being transferred (based on the agreed International Commercial terms, or "INCOTERMS"). Unless a different written arrangement with the Customer exists, the Company determines that risk of loss and title are transferred to the Customer when the applicable INCOTERMS are satisfied and thus delivery of its products has occurred.

          The fee is fixed or determinable.    The Company does not provide any price protection, stock rotation, right of return and/or other discount programs and thus the Company considers all the Customers as end-users and the fee is considered fixed and determinable upon execution of the written documentation with the Customers. Additionally, payments that are due within the normal course of the Company's credit terms, which are currently no more than three months from the

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

delivery date, are deemed to be fixed and determinable. Fees and arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenues are deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

          Collectability is reasonably assured.    The Company determines whether collectability is reasonably assured on a Customer-by-Customer basis pursuant to its credit review policy. The Company typically sells to Customers with whom it has a long-term business relationship and a history of successful collection. For a new Customer, or when an existing Customer substantially expands its commitments, the Company evaluates the Customer's financial position, the number of years the Customer has been in business, the history of collection with the Customer and the Customer's ability to pay and typically assigns a credit limit based on that review.

          Provisions for rebates, sales incentives, and discounts to customers are accounted for as reductions in revenue in the same period that the related sales are recorded.

          The Company increases a credit limit only after it has established a successful collection history with the Customer. If the Company determines at any time that collectability is not reasonably assured under a particular arrangement based upon its credit review process, the Customer's payment history or information that comes to light about a Customer's financial position, it recognizes revenue under that arrangement as Customer payments are actually received.

          Revenues related to cloud-based monitoring services are recognized ratably on a straight-line basis over the estimated service period of 25 years.

          For multiple-element arrangements, the Company allocates revenue to all deliverables based on their relative selling prices. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value ("VSOE"), (ii) third-party evidence of selling price ("TPE"), and (iii) best estimate of the selling price ("ESP"). VSOE generally exists only when the Company sells the deliverable separately and is the price actually charged by the Company for that deliverable. ESPs reflect the Company's best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis. The Company has allocated revenue between its deliverables based on their relative selling prices. Because the Company has neither VSOE nor TPE for its deliverables, the allocation of revenue has been based on the Company's ESPs. Amounts allocated to the delivered elements are recognized at the time of sale provided the other conditions for revenue recognition have been met.

          The Company's process for determining its ESP considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors considered by the Company in developing the ESPs for its products include prices charged by the Company for similar offerings, the Company's historical pricing practices and product-specific business objectives.

          Deferred revenues consist of deferred web-based monitoring services, advance payments received from Customers for the Company's products and warranty extensions, and are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

o.
Cost of revenues:

          Cost of revenues sold includes the following: product costs consisting of purchases from contract manufacturers and other suppliers, indirect manufacturing, support, warranty, provision for loss related to slow moving and dead inventory, personnel and logistics costs.

p.
Shipping and handling costs:

          Shipping and handling costs, which amounted to $5,893, $5,140, $14,066, $3,143 (unaudited) and $6,526 (unaudited) for the years ended June 30, 2012, 2013 and 2014 and for the three months ended September 30, 2013 (unaudited) and 2014 (unaudited), respectively, are included in cost of revenues in the consolidated statements of operations. Shipping and handling costs include all costs associated with the distribution of finished products from the Company's point of selling directly to its Customers.

q.
Warranty obligations:

          The Company's products include a minimum 12-year limited warranty for inverters and a 25-year limited warranty for power optimizers. In certain cases, the Company provides extended warranties for inverters that bring the warranty period up to 25 years. The Company maintains reserves to cover the expected costs that could result from these warranties. The potential liability is generally in the form of product replacement. Warranty reserves are based on the Company's best estimate of such costs and are included in cost of revenues. The reserve for the related warranty expenses is based on various factors including assumptions about the frequency of warranty claims on product failures, derived from results of accelerated lab testing, field monitoring, analysis of the history of product failures and the Company's reliability estimates.

          The Company has established a reliability measurement system based on the units' estimated mean time between failure, or MTBF, a metric that equates to a steady-state failure rate per year for current generation products. The MTBF represents the predicted mean elapsed time to each product unit failure during system operation. The Company performs accelerated life cycle testing, which simulates the service life of the product in a short period of time. The accelerated life cycle tests incorporate test methodologies derived from standard tests used by solar module vendors to evaluate the period over which solar modules wear out. Corresponding replacement costs are updated periodically to reflect changes in the Company's actual and estimated production costs for its products.

          In addition, through the collection of actual failure statistics, the Company has identified several additional failure causes that are not included in the MTBF calculations. Such causes, which mostly consist of workmanship errors caused during the manufacturing process and replacement of non-faulty units by installers, are in addition to the replacement costs projected under the MTBF model. The Company identified each of those causes, its failure pattern and the relative ratio compared to the pattern of malfunctions identified under the MTBF and accrued additional provisions for the occurrence of such malfunctioning. The Company evaluates the continuation of these occurrences and the appearance of potential additional malfunctioning cases beyond the MTBF pattern and accrues additional expenses accordingly.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Warranty obligations are classified as short-term and long-term warranty obligations based on the period in which the warranty is expected to be claimed.

r.
Royalty-bearing grants from the Binational Industrial Research and Development Foundation:

          Royalty-bearing grants from the Binational Industrial Research and Development Foundation ("BIRD-F") for funding of approved research and development projects are recognized, as a deduction from research and development expenses, at the time the Company is entitled to such grants (see Note 10c).

          The Company recorded grants from BIRD-F in the amount of $248 for the year ended June 30, 2013, which was deducted from research and development expenses. No grants were recorded in the years ended June 30, 2012 and 2014 and in the three months ended September 30, 2013 (unaudited) and 2014 (unaudited).

s.
Government grants:

          Government grants received by the Company's Israeli subsidiary relating to categories of operating expenditures are credited to the consolidated statements of operations during the period in which the expenditure to which they relate is charged. Royalty bearing grants from the Israeli Office of the Chief Scientist ("OCS") for funding certain approved research and development projects are recognized at the time when the Company's Israeli subsidiary is entitled to such grants, on the basis of the related costs incurred, and are included as a deduction from research and development expenses.

          The Company recorded grants in the amount of $275 and $191 (unaudited) for the year ended June 30, 2014 and for the three months ended September 30, 2014 (unaudited), respectively, which was deducted from research and development expenses. No grants were recorded in the years ended June 30, 2012 and 2013.

t.
Research and development costs:

          Research and development costs, net of grants received, are charged to the consolidated statement of operations as incurred.

u.
Concentrations of credit risks:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and other accounts receivable.

          Cash and cash equivalents are mainly invested in major banks in the U.S., Germany and in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

          The trade receivables of the Company are derived from sales to Customers located primarily in North America and Europe. The Company generally does not require collateral, except for a partial advance payment; however, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

with respect to specific debts that are doubtful of collection. As of June 30, 2013 and 2014 the Company did not accrue any allowance for doubtful accounts. As of September 30, 2014 (unaudited) the Company accrued $24 (unaudited) as allowance for doubtful accounts.

          As of June 30, 2014 and September 30, 2014 (unaudited), the Company had a major Customer which accounted for approximately 31% and 44% (unaudited), respectively, of the Company's consolidated trade receivables.

          The Company and its subsidiaries have no off-balance sheet concentration of credit risk except for certain derivative instruments as mentioned below.

v.
Fair value of financial instruments:

          The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

          The carrying value of cash and cash equivalents, restricted cash, trade receivables, prepaid expenses and other accounts receivable, short term bank loan, trade payables, employees and payroll accruals and accrued expenses and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

          Assets and liabilities measured at fair value on a recurring basis as of June 30, 2013 and 2014 and September 30, 2014 (unaudited) are comprised of foreign currency forward contracts and warrants to purchase convertible preferred stock liability related to term loan (see Note 8).

          The Company applies ASC 820 ("Fair Value Measurements and Disclosures"), with respect to fair value measurements of all financial assets and liabilities.

          Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	—	Unobservable inputs which are supported by little or no market activity.

          The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

          In accordance with ASC 820, the Company measures its foreign currency derivative contracts, at fair value using the market approach valuation technique. Foreign currency derivative contracts as detailed in Note 2z are classified within the Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments. Warrants to purchase convertible preferred stock as detailed in Note 8 are classified within the Level 3 value hierarchy.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

w.
Warrants to Purchase Convertible Preferred Stock:

          The Company accounts for freestanding warrants to purchase shares of its convertible preferred stock as a liability on the balance sheets at fair value. The warrants to purchase convertible preferred stock are recorded as a liability because of a provision calling for minimum proceeds upon or after an "Exit Event", as defined in the agreement.

          The fair value of warrants to purchase convertible preferred stock on the issuance date and on subsequent reporting dates was determined using a hybrid method utilizing the assumptions noted below. The fair value of the underlying preferred stock price was determined by the board of directors considering, among others, third party valuations. The valuation of the Company was performed using the hybrid method, a hybrid between the probability-weighted estimated return method ("PWERM") and Option Pricing Method ("OPM") estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios. The OPM was used to allocate the Company's equity value between the preferred stock, common stock and warrants in a scenario of other liquidation events. The expected terms of the warrants were based on the remaining contractual expiration period.

          The expected share price volatility for the shares was determined by examining the historical volatilities of a group of the Company's industry peers as there is no trading history of the Company's shares. The risk-free interest rate was calculated using the average of the published interest rates for U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption was zero as there is no history of dividend payments.

          The following assumptions were used to estimate the value of the warrants to purchase convertible preferred stock:

	June 30,		September 30,
	2013	2014	2013	2014
			Unaudited	Unaudited
Expected volatility	55.8%	45.0%	55.8%	47.0%
Risk-free rate	0.3%	0.09%	0.22%	0.12%
Dividend yield	0%	0%	0%	0%
Expected term (in years)	1.50	1.21	1.25	1.00

          The change in the fair value of warrants to purchase convertible preferred stock is summarized below:

	Balance at beginning of period	Issuance of warrants to purchase preferred stock	Exercise of warrants to purchase preferred share	Change in fair value	Balance at end of period
June 30, 2013	$—	$778	$—	$40	$818
June 30, 2014	$818	$—	$—	$(53)	$765
September 30, 2014 (unaudited)	$765	$—	$—	$(15)	$750

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

          The warrants to purchase convertible preferred stock are subject to re-measurement to fair value at each balance sheet date and any change in fair value is recognized as a component of financial expenses, net, on the statements of operations. The Company will continue to adjust the liability for changes in fair value until the exercise or expiration of the warrants (see Note 8).

x.
Accounting for stock-based compensation:

          The Company accounts for stock-based compensation in accordance with ASC 718 ("Compensation-Stock Compensation"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option-Pricing Model ("OPM"). The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

          The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

          The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-option awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying common stock, expected stock price volatility and the expected option term. Expected volatility was calculated based upon certain peer companies that the Company considered to be comparable. The expected option term represents the period of time that options granted are expected to be outstanding. The expected option term is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate.

          The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has not declared or paid any dividends on its common stock and does not expect to pay any dividends in the foreseeable future.

          The fair value of the shares of common stock underlying the stock options has historically been determined by the Company's management and approved by the board of directors. Because there has been no public market for the Company's common stock, the Company's management has determined fair value of the common stock by using, among other factors, third party valuations at the time of grant of the option by considering a number of objective and subjective factors, including data from other comparable companies, issuance of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook. The fair value of the underlying common stock will be determined by the management until such time as the Company's common stock is listed on an established stock exchange or national market system.

          Since the distributions and participation rights to security holders are different in a sale/liquidation scenario versus an IPO, the valuation of the Company's equity was performed using a

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

discounted cash flow (DCF) model or a new investment round by external investors. The allocation of the Company's equity value between the convertible preferred stock, common stock and warrants was performed using a hybrid method between the PWERM and OPM estimating the probability-weighted value across multiple scenarios for liquidation events other than an IPO. Before the per share value was determined, a discount for lack of marketability and a voting right differential was applied, as applicable, to the common stock.

          The fair value for options granted to employees and executive directors in the year ended June 30, 2012, 2013 and 2014 and for the three months ended September 30, 2013 (unaudited) and 2014 (unaudited) is estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following assumptions:

	Year ended June 30,			Three months ended September 30,
	2012	2013	2014	2013	2014
				Unaudited
Risk-free interest	0.92% – 1.86%	0.74% – 1.00%	1.62% – 1.94%	1.69%	2.06%
Dividend yields	0%	0%	0%	0%	0%
Volatility	62.7 – 68.0%	55.8 – 62.7%	46.33 – 55.8%	55.8%	46.5%
Expected option term	6.02 – 6.27 years	6.08 – 6.27 years	6.02 – 6.27 years	6.08 – 6.27 years	6.08 years
Estimated forfeiture rate	11.5 – 27.7%	14.5 – 20.9%	14.0%	15.4%	13.4%

          The following table set forth the parameters used in computation of the options compensation to non-employee consultants in the year ended June 30, 2012, 2013 and 2014 and for the three months ended September 30, 2013 (unaudited) and 2014 (unaudited), using a Black-Scholes-Merton option pricing model with the following assumptions:

	Year ended June 30,			Three months ended September 30,
	2012	2013	2014	2013	2014
				Unaudited
Risk-free interest	1.03% – 2.09%	0.98% – 1.96%	1.95% – 2.45%	2.00% – 2.24%	2.20% – 2.41%
Dividend yields	0%	0%	0%	0%	0%
Volatility	62.7% – 68.0%	55.8% – 62.7%	45.0% – 55.8%	55.8%	45.5% – 46.5%
Contractual life	8.0 – 10.0 years	7.0 – 10.0 years	6.0 – 10.0 years	6.7 – 10.0 years	6.4 – 10.0 years
y.
Income taxes:

          The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes." ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

          The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          The Company accounts for uncertain tax positions in accordance with ASC 740. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)

to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income.

z.
Derivative financial instruments:

          The Company accounts for derivatives and hedging based on ASC 815 ("Derivatives and Hedging"). ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

          The Company entered into derivative instrument arrangements to hedge the Company's exposure to currencies other than the U.S. dollar. These derivative instruments are not designated as cash flows hedges, as defined by ASC 815, and therefore all gains and losses were recorded immediately in the statement of operations, as financial expenses, net.

          As of June 30, 2013 and 2014 and September 30, 2014 (unaudited), the Company recorded the fair value of derivative instruments in the amount of $258, $213 and $761 (unaudited), respectively in prepaid expenses and other accounts receivable.

aa.
Comprehensive income (loss):

          The Company reports comprehensive loss in accordance with ASC 220 ("Comprehensive Income"). ASC 220 establishes standards for the reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements.

          Total comprehensive loss and the components of accumulated other comprehensive income (loss) are presented in the consolidated statements of stockholders' deficiency. Accumulated other comprehensive loss consists of foreign currency translation effects.

ab.
The impact of recently issued accounting standards still not effective for the Company as of June 30, 2014 is as follows:

          In May 2014, the FASB issued an accounting standard update on revenue from contracts with customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard will be effective for the Company on July 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the effect that the new guidance will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 3: — PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE

	June 30,		September 30,
	2013	2014	2014
			Unaudited
Contract manufacturers	$4,119	$10,234	$14,129
Receivable on account of convertible preferred stock	—	—	2,000
Government authorities	331	646	759
Prepaid expenses and other	806	2,038	2,990
Foreign currency derivative contracts	258	213	761
Deferred charges (see Note 8)	29	20	17

	$5,543	$13,151	$20,656

NOTE 4: — INVENTORIES

	June 30,		September 30,
	2013	2014	2014
			Unaudited
Raw materials	$2,236	$7,750	$10,374
Finished goods	12,549	17,749	19,346

	$14,785	$25,499	$29,720

          The Company recorded inventory write-downs of $326, $428, $1,131, $133 (unaudited), and $510 (unaudited) for the years ended on June 30, 2012, 2013 and 2014 and the three months ended September 30, 2013 (unaudited) and 2014 (unaudited), respectively.

NOTE 5: — PROPERTY AND EQUIPMENT

	June 30,		September 30,
	2013	2014	2014
			Unaudited
Cost:
Computers and peripheral equipment	$2,612	$3,193	$3,369
Office furniture and equipment	347	404	393
Laboratory and testing equipment	4,505	5,856	6,014
Machinery & equipment	1,546	2,491	3,039
Leasehold improvements	290	353	452

	9,300	12,297	13,267

Less — accumulated depreciation	4,961	6,946	7,473

Depreciated cost	$4,339	$5,351	$5,794

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 5: — PROPERTY AND EQUIPMENT (Continued)

          Depreciation expenses for the years ended June 30, 2012, 2013 and 2014 and the three months ended September 30, 2013 (unaudited) and 2014 (unaudited) were $1,283, $1,842, $1,978, $463 (unaudited), and $542 (unaudited) respectively.

NOTE 6: — ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	June 30,		September 30,
	2013	2014	2014
			Unaudited
Accrued expenses	$6,171	$5,430	$12,131
Provision for contractual inventory purchase obligations*	2,001	1,317	1,328
OCS	—	146	14

	$8,172	$6,893	$13,473

*
See also Note 10e.

NOTE 7: — WARRANTY OBLIGATIONS

          Changes in the Company's product warranty liability for the years ended on June 30, 2013 and 2014 were as follows:

	June 30,		September 30,
	2013	2014	2014
			Unaudited
Balance, at beginning of year	$6,512	$10,378	$18,181
Additions and adjustments to cost of revenues	6,695	11,861	4,244
Usage and current warranty expenses	(2,829)	(4,058)	(1,143)

Balance, at end of year	10,378	18,181	21,282
Less current portion	(2,959)	(5,496)	(6,063)

Long term portion	$7,419	$12,685	$15,219

NOTE 8: — TERM LOAN AND WARRANTS TO PURCHASE CONVERTIBLE PREFERRED STOCK

          On December 28, 2012 (the "Agreement Date"), the Company entered into a loan facility agreement (the "Loan Agreement") with a lender (the "Lender"), pursuant to which the Lender agreed to loan the Company up to $10,000. On the Agreement Date, the Company received a total of $10,000, less a $100 loan transaction fee paid to the Lender (the "Loan"). The Loan is for a period of 42 months and bears annual interest of 11.90%, which is to be paid monthly. The principal of the loan is to be paid in 33 monthly payments, beginning in September 2013, except for

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 8: — TERM LOAN AND WARRANTS TO PURCHASE CONVERTIBLE PREFERRED STOCK (Continued)

the last loan payment which was paid in advance on the Agreement Date. Repayment of the Loan and payment of all other amounts owed to the Lender is paid in Euro.

          Borrowings pursuant to the Loan Agreement are secured by a first priority security interest in all existing and future assets of the Company, ranking junior to the Bank Lender's security interest as to the Company's trade receivables, inventory and cash and ranking pari passu with the Bank Lender's security interest as to all other collateral, including all equipment, intellectual property and all outstanding share capital of SolarEdge Technologies GMBH, Inc. and SolarEdge Technologies (China) Co., Ltd. (see Note 9).

          In connection with the Loan Agreement, the Company granted the Lender 563,014 warrants to purchase Series D-1 convertible preferred stock at an exercise price of $2.309 (the "Warrants"). The Warrants are exercisable in whole or in part prior to earliest of (i) the tenth anniversary of the Loan or (ii) 12 months after a qualified initial public offering or (iii) immediately prior to the consumption of a merger or sale of all or substantially all of the Company's assets ("M&A Transaction", and together with a qualified initial public offering, an "Exit Event").

          If (i) the Lender exercises all Warrants in full upon or after an Exit Event, and (ii) the intrinsic value of the Warrants upon such exercise is lower than $750, the Company shall pay to the Lender, in addition to any other amounts due to the Lender under the Loan Agreement, an amount equal to the difference between $750 and the Warrants' intrinsic value.

          On the Agreement Date, the Company recorded its freestanding Warrants to purchase its convertible preferred stock in the amount of $778 as a liability at their fair value upon issuance, by utilizing an option pricing method. The fair value of the Warrants is subject to remeasurement at each balance sheet date with any change in value being reflected as financial expenses, net. As of June 30, 2014 and September 30, 2014 (unaudited), the Warrants liability has been measured at fair value in the amount of $765 and $750 (unaudited), respectively.

          Upon exercise or expiration, the Warrants will be reclassified to stockholders' equity (deficiency), at which time the Warrant liability will no longer be subject to fair value accounting.

          The fair value of the Warrants liability on the Agreement Date in the amount of $778 represents a loan discount which will be amortized to financial expenses over the period of the Loan by using the effective interest method. The residual amount of $9,122 (net of the $100 loan transaction fee) was allocated to the Loan.

          Issuance expenses in the amount of $75 were allocated to the warrants to purchase convertible preferred stock liability and to the Loan, according to the above recorded values ratio. Issuance expenses in the amount of $6 related to the Warrants liability were immediately expensed and recorded as financial expenses, net. Issuance expenses in the amount of $69 related to the Loan were recorded as deferred charge assets (classified to short-term and long-term assets). The deferred charge assets are amortized over the period of the Loan by using the effective interest method.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 9: — REVOLVING CREDIT LINE

          In June 2011, the Company entered into an agreement for a revolving line of credit from a Bank Lender (the "Bank Lender"), which, as amended to date, permits aggregate borrowings of up to $20 million in an amount not to exceed 80% of the eligible trade receivables plus 65% of inventories in transit to customers and bears interest, payable monthly, at the Bank Lender's prime rate plus a margin of 0.75% to 2.75%. The average interest rate on the Company's outstanding borrowings as of June 30, 2013 and 2014 and September 30, 2014 (unaudited) was 5.25%, 4.9% and 4.75% (unaudited), respectively. The revolving line of credit will terminate, and outstanding borrowings will be payable, on July 4, 2015.

          In connection with the revolving line of credit, the Company granted the Bank Lender security interests in substantially all of the Company's assets, including a first-priority security interest in the Company's trade receivables, cash and cash equivalents. Financial covenants contained in the agreement require the Company to maintain EBITDA and liquidity at specified levels. Specifically, the Company is required to maintain EBITDA (defined as (a) net income on a non-GAAP basis, plus (b) interest expense, plus (c) to the extent deducted in the calculation of net income, depreciation expense and amortization expense, plus (d) income tax expense) of at least $500 as of September 30, 2014 and December 31, 2014 and in an amount to be set by the Bank Lender in its reasonable discretion as of March 31, 2015 and June 30, 2015.

          The Company is required to maintain liquidity (defined as unrestricted and unencumbered cash, plus availability under the revolving credit facility) of $6,750.

          The revolving line of credit also contains covenants that restrict the Company's ability to dispose of assets, engage in business combinations (or permit a subsidiary to engage in business combinations), grant liens, borrow money, or pay dividends.

          As of June 30, 2013 and 2014 and September 30, 2014 (unaudited), the credit line had an outstanding principal balance of $3,899, $13,265 and $19,271 (unaudited), respectively, and accrued interest balance of $17, $61 and $78 (unaudited), respectively. As of June 30, 2013 and 2014 and September 30, 2014 (unaudited), the Company had remaining available credit line, which was not utilized, in the amount of $16,101, $6,735 and $729 (unaudited), respectively.

          As of June 30, 2013 and 2014 and September 30, 2014 (unaudited), the Company met all its Bank Lender covenants.

NOTE 10: — COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

          The Company and its subsidiaries lease their operating facilities under non-cancelable operating lease agreements, which expire over the next ten years, with the last ending in December 2024.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 10: — COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

          The future minimum lease commitments of the Company and its subsidiaries under various non-cancelable operating lease agreements in respect of premises, that are in effect as of September 30, 2014, are as follows:

Year ended September 30,	(Unaudited)
2015	$1,216
2016	1,677
2017	1,648
2018	1,641
2019 and thereafter	10,060

$16,242

          Rent expenses for the years ended June 30, 2012, 2013 and 2014 and the three months ended September 30, 2013 (unaudited) and 2014 (unaudited) were approximately $670, $1,212, $1,200, $283 (unaudited) and $315 (unaudited), respectively.

b.
Guarantees:

          As of September 30, 2014 (unaudited), contingent liabilities exist regarding guarantees in the amount of $77, $54 and $33 in respect of office rent lease agreements, customs transactions and credit card limits, respectively.

c.
Royalty commitments:

          On April 12, 2009, the Company received approval for a grant in a total amount of $703, from the BIRD-F in conjunction with a mutual development project with an American corporation.

          Under the Company's research and development agreements with the BIRD-F, and pursuant to applicable law, the Company is required to pay royalties at the rate of 5% of gross sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of the research and development grants (dollar-linked) received from the BIRD-F. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. Royalties payable with respect to grants received from the BIRD-F are linked to the Consumer Price Index in the U.S.

          At the end of 2011, the American corporation that had partnered with the Company announced the discontinuation of its solar business, resulting in the termination of the mutual development. As a result the development has not materialized into a commercial product. The Company does not expect any revenues from such project or the utilization of the technology mutually developed.

          As of September 30, 2014 (unaudited), the aggregate contingent liability to the BIRD-F amounted to approximately $1,132 (unaudited) which would be payable by the Company if it ever did generate revenues from such project.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 10: — COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

d.
Governmental commitments:

          The Company has received royalty-bearing grants sponsored by the Israeli government for the support of research and development activities. Through June 30, 2014, the Company had obtained grants from the Israeli Office of the Chief Scientist (the "OCS") for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 4% in the first three years, and 4.5% thereafter, of the sales of the products and other related revenues (based on the dollar equivalent amount of the grant) generated from such projects, up to 100% of the grants received. The royalty payment obligations also bear interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the applicable products and in the absence of such sales, no payment is required.

          As of September 30, 2014 (unaudited), the aggregate contingent liability to the OCS amounted to $451 (unaudited). The Israeli Research and Development Law provides that know-how developed under an approved research and development program may not be transferred to third parties without the approval of the OCS. Such approval is not required for the sale or export of any products resulting from such research or development. The OCS, under special circumstances, may approve the transfer of OCS-funded know-how outside Israel, in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how or in consideration for the sale of the grant recipient itself, as the case may be, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer); (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how; (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities; or (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient.

e.
Contractual purchase obligations:

          The Company has contractual obligations to purchase goods and raw materials. These contractual purchase obligations relate to inventories held by contract manufacturers and purchase orders initiated by the contract manufacturers, which cannot be canceled without penalty. The Company utilizes third parties to manufacture its products. In addition, it acquires raw materials or other goods and services, including product components, by issuing to suppliers authorizations to purchase based on its projected demand and manufacturing needs. As of September 30, 2014 (unaudited), the Company had non-cancelable purchase obligations totaling approximately $37,042 (unaudited) out of which the Company already recorded a provision for loss in the amount of $1,328 (unaudited) (see also Note 6).

f.
Legal claims:

1.
From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 10: — COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

    for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

  2.
  On February 6, 2012, SolarEdge Technologies Ltd. ("SolarEdge") was served with a lawsuit filed by Appletech Ltd. ("Appletech") in the Tel Aviv-Jaffa Court in an amount of NIS 2,208,000 ($642 as of June 30, 2014) alleging that SolarEdge owes payment under a manufacturing agreement and purchase orders. SolarEdge maintained that if any amounts should be deemed due, they would need to be offset with damages caused by Appletech and incurred by SolarEdge. SolarEdge filed a countersuit. The parties agreed to a summary judgment proceeding which was held in July 2014. On July 24, 2014, the judge ruled that SolarEdge is to pay NIS 1,725,000 ($502 as of June 30, 2014) to Appletech within 45 days of the judgment (see also Note 16a).

    An adequate liability was recorded in the financial statements as of June 30, 2013 and 2014, and the amount of the judgment was paid in September 2014.

NOTE 11: — CONVERTIBLE PREFERRED STOCK

a.
Composition of Convertible Preferred Stock:

	Authorized		Issued and outstanding
	Number of shares
					Carrying amount
	June 30,
					June 30, 2013	June 30, 2014
	2013	2014	2013	2014
Stock of $0.001 par value:
Series A Preferred stock	15,558,830	15,558,830	15,558,830	15,558,830	$10,639	$10,639
Series B Preferred stock	19,010,196	19,010,196	18,760,196	18,760,196	22,827	22,827
Series C Preferred stock	15,984,655	15,984,655	15,984,655	15,984,655	24,892	24,892
Series D Preferred stock	16,024,251	16,024,251	16,024,251	16,024,251	36,876	36,876
Series D-1 Preferred stock	5,100,000	5,100,000	2,165,441	2,165,441	4,995	4,995
Series D-2 Preferred stock(*)	—	2,598,528	—	2,598,528	5,314	5,983
Series D-3 Preferred stock	—	6,496,315	—	4,330,872	—	9,991

	71,677,932	80,772,775	68,493,373	75,422,773	$105,543	$116,203

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 11: — CONVERTIBLE PREFERRED STOCK (Continued)

	Authorized	Issued and outstanding
	Number of shares September 30,
			Carrying amount September 30, 2014
	2014	2014
	Unaudited
Stock of $0.001 par value:
Series A Preferred stock	15,558,830	15,558,830	$10,639
Series B Preferred stock	19,010,196	18,760,196	22,827
Series C Preferred stock	15,984,655	15,984,655	24,892
Series D Preferred stock	16,024,251	16,024,251	36,876
Series D-1 Preferred stock	5,100,000	2,165,441	4,995
Series D-2 Preferred stock(*)	2,598,528	2,598,528	5,983
Series D-3 Preferred stock	6,496,315	4,330,872	9,991
Series E Preferred stock(**)	8,948,180	8,575,339	22,475

	89,720,955	83,998,112	138,678

(*)
As of June 30, 2013, a total of $5,314 was received on account of preferred stock. The related 2,598,528 Series D-2 preferred stock were issued in July 2013.

(**)
A total of $2,000 was received in October 2014 (see Note 3 and Note 16b).

          The Company issued Series A through E Preferred stock between the years 2006 and 2015. The Company classifies the convertible preferred stock outside of stockholders' deficiency as required by ASC 480-10-S99-3A and ASR 268, since the shares possess deemed liquidation features that may trigger a distribution of cash or assets that is not solely within the Company's control. Pursuant to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), unless otherwise agreed in writing by the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class and on an as-converted basis, a "Deemed Liquidation Event" shall include (i) any acquisition of the Company by means of merger or other form of corporate reorganization in which outstanding shares of the Company are exchanged for securities issued or other consideration paid, or caused to be issued or paid, as applicable, by the acquiring corporation or its subsidiary and in which the holders of capital stock of the Company immediately prior to the transaction hold less than 50% of the voting power of the surviving entity immediately following the transaction (other than a mere reincorporation transaction), (ii) a sale, lease or exchange of all or substantially all of the assets of the Company or the exclusive license of substantially all of the intellectual property of the Company, (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's then outstanding securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 11: — CONVERTIBLE PREFERRED STOCK (Continued)

          For the years ended June 30, 2012, 2013 and 2014 and the three months ended September 30, 2013 (unaudited) and 2014 (unaudited), the Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a deemed liquidation event was not probable at each balance sheet date. Subsequent adjustments to increase the carrying values to the ultimate liquidation values will be made only when it becomes probable that such a deemed liquidation event will occur.

b.
Preferred Stock Rights:

          Series A, Series B, Series C, Series D, Series D-1, Series D-2, Series D-3 and Series E Preferred stock confer upon their holders all the rights conferred by common stock, in addition to certain rights mentioned in the Company's Certificate of Incorporation, including among others the following:

  i.
  Right to receive dividends — No payment of any dividends shall be declared or paid on any class of stock of the Company unless an equal and ratable dividend is first declared and paid to Series E, Series D-3, Series D-2, Series D-1, Series D, Series C, Series B and Series A stockholders, in their respective order.

  ii.
  Liquidation rights — In the event of any liquidation event, the Company shall distribute to the holders of preferred stock, prior to and in preference to any payments to any of the holders of any other classes of stock, a per share amount equal to the original issuance price for each of their shares plus interest accruing annually on a compounded basis at the rate of 5% on the original issue price per annum from the date of issuance (except for Series A), plus all declared but unpaid dividends on each such share of Convertible Preferred stock then held by the holder less any dividends actually paid on such share of convertible preferred stock.

  The liquidation order is such that Series E, Series D-3, Series D-2, Series D-1, Series D, Series C, Series B and Series A preferred stockholders shall be entitled, in their respective order, to receive, prior and in preference to the above order any distribution of any asset, capital, earnings or surplus funds of the Company. All remaining assets shall be distributed ratably among the holders of common stock based on the number of shares of common stock then held by each holder.

  iii.
  Voting rights — Each holder of shares of convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of convertible Preferred stock could be converted and shall have voting rights and powers equal to the voting rights and powers of the common stock and entitled to notice of any stockholders meeting. Each holder of common stock shall be entitled to one vote for each share of common stock held.

  iv.
  Automatic and optional conversion:

            Each share of convertible preferred stock is convertible at the option of the holder into the number of shares of common stock determined by dividing the original issue price by the applicable conversion price. The original issue price per share is $0.70 for Series A, $1.23 for

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 11: — CONVERTIBLE PREFERRED STOCK (Continued)

  Series B, $1.56 for Series C, $2.31 for Series D, D-1, D-2 and D-3 and $2.68 for Series E. At the current conversion prices, each share of Series A, Series B, Series C, Series D, Series D-1, Series D-2, Series D-3 and Series E will convert into common stock on a 1-for-1 basis. The conversion price per share for convertible preferred stock shall be adjusted for certain recapitalizations, splits, combinations, common stock dividends or similar events.

            Each and all shares of convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion price applicable to such share upon the earlier of (i) the date specified by the written consent or agreement of holders of a majority of the shares of Preferred stock then outstanding if (and only if) such conversion is (A) a contractually required condition precedent to the closing of a Qualified Financing Event (as defined in the Company's certificate of incorporation), or (B) necessary for the implementation of a Carve-Out Plan (as such term is defined in the Company's certificate of incorporation), (ii) the date specified by the written consent or agreement of holders of a majority of the shares of Preferred stock then outstanding, provided that the written consent of 66% of the shares of Series A Convertible Preferred Stock then outstanding, 70% of the shares of Series B Convertible Preferred Stock then outstanding, 66% of the shares of Series C Convertible Preferred Stock then outstanding and the majority, of the shares of Series D, Series D-1, Series D-2, Series D-3 and Series E Convertible Preferred Stock then outstanding is required, together with other requirements specified in the certificate of incorporation or (iii) immediately upon the closing of an Approved IPO.

NOTE 12: — STOCK CAPITAL

a.
Composition of common stock capital of the Company:

	Authorized		Issued and outstanding
	Number of shares
	June 30,		June 30,
	2013	2014	2013	2014
Stock of $0.001 par value:
Common stock	98,322,068	104,818,383	8,347,498	8,429,885

	Authorized	Issued and outstanding
	September 30,
	2014	2014
	Unaudited
	Number of Shares
Stock of $0.001 par value:
Common stock	125,000,000	8,439,115

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 12: — STOCK CAPITAL (Continued)

b.
Common stock rights:

          Common stock confers upon its holders the right to receive notice of, and to participate in, all general meetings of the Company, where each share of common stock shall have one vote for all purposes; to share equally, on a per share basis, in bonuses, profits or distributions out of fund legally available therefor; and to participate in the distribution of the surplus assets of the Company in the event of liquidation of the Company, subject to the preferences of the convertible preferred stock described above in Note 11b.

c.
Stock option plans:

          The Company's 2007 Global Incentive Plan (the "Plan") was adopted by the board of directors on August 30, 2007. As of June 30, 2014 and September 30, 2014 (unaudited), a total of 15,702,638 and 21,738,054 (unaudited) options are reserved for issuance under the plan, respectively.

          As of June 30, 2014 and September 30, 2014 (unaudited), an aggregate of 208,087 and 5,988,689 (unaudited) options are still available for future grant under the Plan, respectively.

          A summary of the activity in the share options granted to employees and members of the board of directors for the year ended June 30, 2014 and related information follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term in years	Aggregate intrinsic Value
Outstanding as of July 1, 2013	10,876,333	$0.64	7.39	$5,757
Granted	1,726,500	$1.14
Exercised	(82,387)	$0.62
Forfeited or expired	(498,780)	$0.72

Outstanding as of June 30, 2014	12,021,666	$0.71	6.82	$6,384

Vested and expected to vest as of June 30, 2014	11,239,860	$0.69	6.69	$6,175

Exercisable as of June 30, 2014	8,158,107	$0.60	6.08	$5,206

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 12: — STOCK CAPITAL (Continued)

          A summary of the activity in the share options granted to employees and members of the board of directors for the year ended June 30, 2013 and related information follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term in years	Aggregate intrinsic Value
Outstanding as of July 1, 2012	10,752,375	$0.62	8.23	$4,290
Granted	1,117,500	$0.86
Exercised	(192,335)	$0.57
Forfeited or expired	(801,207)	$0.70

Outstanding as of June 30, 2013	10,876,333	$0.64	7.39	$5,757

Vested and expected to vest as of June 30, 2013	10,139,404	$0.63	7.31	$5,471

Exercisable as of June 30, 2013	6,520,025	$0.55	6.67	$4,058

          A summary of the activity in the share options granted to employees and members of the board of directors for the year ended June 30, 2012 and related information follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term in years	Aggregate intrinsic Value
Outstanding as of July 1, 2011	7,622,084	$0.53	8.59	$1,810
Granted	3,701,750	$0.80
Exercised	(96,774)	$0.42
Forfeited or expired	(474,685)	$0.65

Outstanding as of June 30, 2012	10,752,375	$0.62	8.23	$4,290

Vested and expected to vest as of June 30, 2012	10,042,168	$0.61	8.18	$4,075

Exercisable as of June 30, 2012	4,635,221	$0.49	7.26	$2,463

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 12: — STOCK CAPITAL (Continued)

          A summary of the activity in the share options granted to employees and members of the board of directors for the three months ended September 30, 2014 (unaudited) and related information follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term in years	Aggregate intrinsic Value
Outstanding as of July 1, 2014	12,021,666	$0.71	6.82	$6,384
Granted (unaudited)	220,000	$1.32
Exercised (unaudited)	(9,230)	$0.85
Forfeited or expired (unaudited)	(37,686)	$0.80

Outstanding as of September 30, 2014 (unaudited)	12,194,750	$0.72	6.62	$10,127

Vested and expected to vest as of September 30, 2014 (unaudited)	11,449,154	$0.70	6.50	$9,726

Exercisable as of September 30, 2014 (unaudited)	8,637,539	$0.62	5.92	$8,074

          A summary of the activity in the share options granted to employees and members of the board of directors for the three months ended September 30, 2013 (unaudited) and related information follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term in years	Aggregate intrinsic Value
Outstanding as of July 1, 2013	10,876,333	$0.64	7.39	$5,757
Granted (unaudited)	205,000	$1.01
Exercised (unaudited)	(7,396)	$0.68
Forfeited or expired (unaudited)	(66,104)	$0.84

Outstanding as of September 30, 2013 (unaudited)	11,007,833	$0.65	7.18	$5,764

Vested and expected to vest as of September 30, 2013 (unaudited)	10,331,885	$0.64	7.10	$5,513

Exercisable as of September 30, 2013 (unaudited)	7,033,262	$0.56	6.53	$4,273

          The aggregate intrinsic value represents the total intrinsic value (the difference between the fair value of the Company's common stock as of the last day of each period and the exercise price,

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 12: — STOCK CAPITAL (Continued)

multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last day of each periods. The total intrinsic value of options exercised during the year ended June 30, 2014 and the three months ended September 30, 2014 (unaudited) was $58 and $6 (unaudited), respectively.

          The weighted average grant date fair values of options granted to employees and executive directors during the years ended June 30, 2012, 2013 and 2014 and the three months ended September 30, 2013 (unaudited) and 2014 (unaudited) were $0.90, $0.92, $1.25, $1.18 (unaudited) and $1.55 (unaudited), respectively.

          The options outstanding as of June 30, 2014, have been separated into exercise price ranges as follows:

Range of exercise price	Options outstanding as of June 30, 2014	Weighted average remaining contractual Life in years	Options exercisable as of June 30, 2014	Weighted average remaining contractual Life in years
$0.29	1,470,500	4.14	1,470,500	4.14
$0.50 – $0.56	2,339,000	5.05	2,322,592	5.05
$0.67 – $0.82	6,343,666	7.31	4,165,941	7.19
$1.01 – $1.17	1,868,500	9.46	199,074	9.19

	12,021,666	6.82	8,158,107	6.08

          The options outstanding as of June 30, 2013, have been separated into exercise price ranges as follows:

Range of exercise price	Options outstanding as of June 30, 2013	Weighted average remaining contractual Life in years	Options exercisable as of June 30, 2013	Weighted average remaining contractual Life in years
$0.29	1,470,500	5.14	1,469,250	5.14
$0.50 – $0.56	2,561,833	6.11	2,424,022	6.10
$0.67 – $0.82	6,616,000	8.31	2,623,940	8.05
$1.01 – $1.05	228,000	9.69	2,813	9.57

	10,876,333	7.39	6,520,025	6.67

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 12: — STOCK CAPITAL (Continued)

          The options outstanding as of June 30, 2012, have been separated into ranges of exercise price ranges as follows:

Range of exercise price	Options outstanding as of June 30, 2012	Weighted average remaining contractual Life in years	Options exercisable as of June 30, 2012	Weighted average remaining contractual Life in years
$0.29	1,511,000	6.14	1,497,470	6.13
$0.50 – $0.56	2,719,500	7.13	1,871,102	7.10
$0.67 – $0.82	6,521,875	9.17	1,266,649	8.85

	10,752,375	8.23	4,635,221	7.26

          The options outstanding as of September 30, 2014 (unaudited), have been separated into exercise price ranges as follows:

Range of exercise price	Options outstanding as of September 30, 2014	Weighted average remaining contractual Life in years	Options exercisable as of September 30, 2014	Weighted average remaining contractual Life in years
	Unaudited		Unaudited
$0.29	1,470,500	3.89	1,470,500	3.89
$0.50 – $0.56	2,329,000	4.80	2,329,000	4.80
$0.67 – $0.82	6,321,750	7.06	4,524,144	6.95
$1.01 – $1.32	2,073,500	9.29	313,895	9.06

	12,194,750	6.62	8,637,539	5.92

          Options issued to non-employee consultants:

  a.
  The Company has granted options to purchase common shares to non-employee consultants as of June 30, 2014 as follows:

Issuance date	Options outstanding as of June 30, 2014	Exercise price	Exercisable as of June 30, 2014	Exercisable Through
July 31, 2008	100,000	$0.29	100,000	July 31, 2018
January 26, 2011	15,000	$0.67	15,000	January 26, 2021
January 26, 2012	100,000	$0.82	83,333	January 26, 2022
October 24, 2012	20,000	$0.82	8,750	October 24, 2022
January 23, 2013	25,000	$1.01	9,896	January 23, 2023
January 27, 2014	15,000	$1.17	417	January 27, 2024
May 1, 2014	18,000	$1.17	—	May 1, 2024

	293,000		217,396

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 12: — STOCK CAPITAL (Continued)

  b.
  The Company has granted options to purchase common shares to non-employee consultants as of September 30, 2014 (unaudited) as follows:

Issuance Date	Options outstanding as of September 30, 2014	Exercise price	Exercisable as of September 30, 2014	Exercisable Through
	Unaudited		Unaudited
July 31, 2008	100,000	$0.29	100,000	July 31, 2018
January 26, 2011	15,000	$0.67	15,000	January 26, 2021
January 26, 2012	100,000	$0.82	89,583	January 26, 2022
October 24, 2012	20,000	$0.82	10,000	October 24, 2022
January 23, 2013	25,000	$1.01	11,458	January 23, 2023
January 27, 2014	15,000	$1.17	667	January 27, 2024
May 1, 2014	18,000	$1.17	—	May 1, 2024
September 17, 2014	72,500	$1.32	5,521	September 17, 2024

	365,500		232,229

          The Company had accounted for its options granted to non-employee consultants under the fair value method of ASC 505-50.

          In connection with the grant of stock options to non-employee consultants, the Company recorded stock compensation expenses in the years ended June 30, 2012, 2013 and 2014 and the three months ended September 30, 2013 (unaudited) and 2014 (unaudited) in the amounts of $70, $45, $55, $13 (unaudited) and $23 (unaudited), respectively.

Stock-based compensation expense for employees and consultants:

          The Company recognized stock-based compensation expenses related to stock options granted to employees and non-employees in the consolidated statement of operations for the years ended June 30, 2012, 2013 and 2014 and the three months ended September 30, 2013 (unaudited) and 2014 (unaudited), as follows:

	Year ended June 30,			Three months ended September 30,
	2012	2013	2014	2013	2014
				Unaudited
Cost of revenues	$99	$88	$108	$19	$37
Research and development	269	381	397	97	110
Selling and marketing	249	317	297	71	102
General and administrative	225	292	280	70	71

Total stock-based compensation expense	$842	$1,078	$1,082	$257	$320

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 12: — STOCK CAPITAL (Continued)

          As of June 30, 2014 and September 30, 2014 (unaudited), there was a total unrecognized compensation expense of $2,277 and $2,149 (unaudited) related to non-vested equity-based compensation arrangements granted under the Company's Plan, respectively. These expenses are expected to be recognized during the period from July 1, 2014 through June 30, 2019 and October 1, 2014 through June 30, 2019 (unaudited).

NOTE 13: — INCOME TAXES

a.
Tax rates in U.S. and Germany:

          The Company is subject to U.S. federal tax at the rate of 35% and the Company's German subsidiary is subject to German tax at the rate of 33%.

b.
Corporate tax in Israel:

          Taxable income of Israeli companies is subject to corporate tax at the rate of 25% in the years ended June 30, 2012 and 2013, and 26.5% in the year ended June 30, 2014 and onwards.

c.
Carryforward tax losses:

          As of June 30, 2014, the Israeli subsidiary has approximately $121,000 of Israeli net carryforward tax losses, which has no expiration date.

          As of June 30, 2014, the Company has a net carryforward tax losses in the amount of approximately $141 which can be carried forward and offset against taxable income for 20 years.

d.
Deferred income taxes:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	June 30,
	2013	2014
Assets in respect of:
Carryforward tax losses(1)	$25,846	$32,203
Research and Development carryforward expenses- temporary differences	3,676	4,310
Other reserves	613	786

	30,135	37,299
Valuation allowance(2)	(30,135)	(37,299)

Net deferred tax assets	$—	$—

(1)
See Note 13c.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 13: — INCOME TAXES (Continued)

(2)
The Company has provided valuation allowances as of June 30, 2014 and 2013 on deferred tax assets resulting from carryforward tax losses, research and development carryforward expenses and other reserves due to its history of operating losses and current uncertainty concerning the ability to realize these deferred tax assets in the future.

(3)
Undistributed earnings of certain subsidiaries as of June 30, 2014 were immaterial. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries, as such no deferred income taxes have been provided.
e.
Loss (income) before taxes is comprised as follows:

	Year ended June 30,
	2013	2014
Domestic	$(500)	$(661)
Foreign	28,572	21,819

	$28,072	$21,158

f.
Taxes on loss are comprised as follows:

	Year ended June 30,
	2012	2013	2014
Federal	$—	$—	$11
State	—	—	89
Foreign	36	108	120

	$36	$108	$220

g.
Reconciliation of theoretical tax expense to actual tax expense:

          The differences between the statutory tax rate of the Company and the effective tax rate are primarily accounted for by the non-recognition of tax benefits from accumulated net carryforward tax losses among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 13: — INCOME TAXES (Continued)

          A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the consolidated statements of operations is as follows:

	Year ended June 30,
	2012	2013	2014
Loss before taxes, as reported in the consolidated statements of operations	$(27,747)	$(28,072)	$(21,158)
Statutory tax rate	35	35	35
Theoretical tax benefits on the above amount at the US statutory tax rate	(9,711)	(9,825)	(7,405)
Income tax at rate other than the U.S. statutory tax rate	3,172	2,167	2,007
Impact of Israel corporate tax rate change from 25% to 26.5%	—	—	(2,103)
Tax advances and non-deductible expenses including equity based compensation expenses	218	300	467
Operating losses and other temporary differences for which valuation allowance was provided	6,357	7,466	7,165
State tax	—	—	89

Actual tax expense	$36	$108	$220

h.
Tax assessments:

          As of June 30, 2014, the Company and certain of its subsidiaries filed for U.S. federal and various state and foreign income tax returns. The statute of limitations relating to the consolidated U.S. federal income tax return is closed for all tax years up to and including 2010.

          The statute of limitations related to tax returns of the Company's Israeli subsidiary is closed for all tax years up to and including 2009.

          With respect to the Company's German, Chinese, Australian, Canadian and Dutch subsidiaries, the statute of limitations related to its tax returns is open for all tax years since incorporation.

          The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlements. The final tax outcome of any Company tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net loss in the period in which such determination is made.

i.
Tax benefits for Israeli companies under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"):

          The Israeli subsidiary elected tax year 2012 as a "Year of Election" for "Beneficiary Enterprise" status under the Investment Law, which provides certain benefits, including tax exemptions and

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 13: — INCOME TAXES (Continued)

reduced tax rates. Income not eligible for Beneficiary Enterprise benefits is taxed at a regular corporate tax rate. Upon meeting the requirements under the Investment Law, income derived from Beneficiary Enterprise from productive activity will be exempt from tax for two years from the year in which the Israeli subsidiary first has taxable income, provided that 12 years have not passed from the beginning of the year of election.

          If dividends are distributed out of tax exempt profits, the Israeli subsidiary will then become liable for tax at the rate applicable to its profits from the Beneficiary Enterprise in the year in which the income was earned, as if it had not chosen the alternative track of benefits.

          The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from Beneficiary enterprises, if the dividend is distributed during the tax benefits period or within twelve years thereafter. This limitation does not apply to a foreign investors' company. The Israeli subsidiary currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

          Through June 30, 2014, the Israeli subsidiary had not generated income under the provision of the Investment Law.

          In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), which, among other things, included an amendment to the Investment Law, effective as of January 1, 2011 (the "Amendment"). In accordance with the 2011 Amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate would apply to companies eligible for the "Preferred Enterprise" status (rather than the previous terminology of "Beneficiary Enterprise"). Companies may elect to irrevocably implement the 2011 Amendment (while waiving benefits provided under the Investment Law as then in effect).

          On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to amend the uniform tax rates that were set in the 2011 Amendment, and to increase the tax levy for years 2013 and 2014 (the "New Law"). The New Law increases the Israeli corporate tax rate from 25% to 26.5%, cancels the reduction of corporate tax rate for "Preferred Enterprises," which will be set at 16% for 2014 and thereafter under the New Law and increases the tax rate on dividends from sources under the Israeli Investment Law to 20% commencing on January 1, 2014.

          The Israeli subsidiary currently does not intend to implement the Amendment.

j.
Tax benefits under Israel's Law for Encouragement of Industry (Taxation), 1969:

          The Israeli entity is an "industrial company" under the Law for the Encouragement of Industry (Taxation), 1969, and as such is entitled to certain tax benefits, mainly the amortization of costs relating to know-how and patents, over eight years and accelerated depreciation.

          The following corporate tax benefits, among others, are available to Industrial Companies:

  •
  amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 13: — INCOME TAXES (Continued)

  •
  under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

  •
  expenses related to a public offering are deductible in equal amounts over three years.

          Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

          There can be no assurance that the Company will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

NOTE 14: — FINANCIAL EXPENSES, NET

	Year ended June 30,			Three months ended September 30,
	2012	2013	2014	2013	2014
				Unaudited
Expenses (income) related to hedging transaction	$(978)	$(207)	$189	$199	$(893)
Interest on short- term loan	58	276	537	96	227
Interest and financial expenses related to term loan	—	855	1,453	406	271
Exchange rate loss (income), net, bank charges and other finance expenses	1,207	(312)	608	76	(121)

	$287	$612	$2,787	$777	$516

NOTE 15: — GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER AND PRODUCT DATA

          Summary information about geographic areas:

          ASC 280 ("Segment Reporting,") establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment, and derives revenues from selling its products (see Note 1 for a brief description of the Company's business).

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 15: — GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER AND PRODUCT DATA (Continued)

          The following is a summary of revenues within geographic areas:

	Year ended June 30,			Three months ended September 30,
	2012	2013	2014	2013	2014
				Unaudited
Revenues based on Customers' location:
United States	$5,744	$15,334	$64,607	$12,098	$47,397
Germany	3,874	12,692	15,133	4,151	4,286
France	7,932	6,339	4,420	1,427	548
Belgium	11,076	4,993	2,203	1,021	243
Greece	11,083	6,232	60	50	94
Europe (*)	19,278	22,803	31,973	8,403	10,122
Rest of the World	16,364	10,642	14,821	3,365	4,279

Total revenues	$75,351	$79,035	$133,217	$30,515	$66,969

(*)
Except for Germany, France, Belgium and Greece

          Major Customers data as a percentage of total revenues:

	Year ended June 30,						Three months ended September 30,
	2012		2013		2014		2013		2014
							Unaudited
Customer A	11.9%		(*	)	(*	)	(*	)	(*	)
Customer B	(*	)	(*	)	19.1%		13.0%		32.5%

(*)
Less than 10%.

The following is a summary of revenues by product family:

	Year ended June 30,			Three months ended September 30,
	2012	2013	2014	2013	2014
				Unaudited
Inverters	$34,396	$35,422	$62,085	$14,131	$31,966
Optimizers	37,837	38,337	65,018	14,872	32,835
Others	3,118	5,276	6,114	1,512	2,168

Total revenues	$75,351	$79,035	$133,217	$30,515	$66,969

SOLAREDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share data

NOTE 15: — GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER AND PRODUCT DATA (Continued)

          Long-lived assets by geographic region:

	Year ended June 30,		Three months ended September 30,
	2013	2014	2014
			Unaudited
Israel	$4,050	$5,025	$5,430
Europe	199	211	228
U.S.	88	112	131
Other	2	3	5

Total long-lived assets*	$4,339	$5,351	$5,794

*
Long-lived assets are comprised of property and equipment, net (long term lease deposits and severance pay fund are not included).

NOTE 16: — SUBSEQUENT EVENTS

          The Company evaluates events or transactions that occur after the balance sheet date but prior to the issuance of consolidated financial statements to identify matters that require additional disclosure. For its consolidated financial statements as of June 30, 2014 and for the year then ended, the Company evaluated subsequent events through November 5, 2014, the date that the consolidated financial statements were issued. For the interim consolidated financial statements as of September 30, 2014 (unaudited) and for the three months then ended (unaudited), the Company evaluated subsequent events through December 15, 2014, the date that the interim consolidated financial statements were issued. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

a.
Following the lawsuit filed by Appletech Ltd. in the Tel Aviv-Jaffa court, the parties agreed to a summary judgment proceeding which was held in July 2014. On July 24, 2014, the judge ruled that the Company is to pay NIS 1,725,000 to Appletech within 45 days of the judgment (see also Note 10f).

b.
In September 2014, the Company entered into a stock purchase agreement with new investors, pursuant to which the Company issued 9,321,021 shares of the Company's Series E Convertible Preferred stock for cash consideration of $25,000, which was received by the end of October 2014.

c.
In September 2014, the Company increased the number of shares of Common stock reserved for issuance under the 2007 Global Incentive Plan by an aggregate of 6,057,116.

             Shares

SolarEdge Technologies, Inc.

Common Stock

Goldman, Sachs & Co.

Deutsche Bank Securities

          Through and including              (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

          The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Amount to be Paid
SEC Registration Fee	$	*
FINRA filing fee		*
NASDAQ Global Market listing fee		*
Printing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including related legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total:	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

          Section 145 of the Delaware General Corporation Law ("DGCL"), authorizes a corporation's Board of Directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Section 102(b)(7) of the DGCL, the registrant's certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

          In addition, as permitted by Section 145 of the DGCL, the by-laws of the registrant provide that:

  •
  The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant's request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  •
  The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

  •
  The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  •
  The registrant is not obligated pursuant to the by-laws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant's Board of Directors or brought to enforce a right to indemnification.

  •
  The rights conferred in the by-laws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

  •
  The registrant may not retroactively amend the by-law provisions to reduce its indemnification obligations to directors, officers, employees and agents.

          The registrant also maintains directors' and officers' insurance to insure such persons against certain liabilities.

          These indemnification provisions may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

          The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.    Recent Sales of Unregistered Securities.

          Since July 1, 2011, we have sold the following of our securities to the following entities and individuals as at the times set forth below. No underwriters were involved in the sales and certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

          In October 2011, the registrant issued and sold 16,024,251 shares of its Series D Preferred Stock to 17 accredited investors for aggregate proceeds of $37,000,000.

          In December 2012, the registrant issued and sold 2,165,441 shares of its Series D-1 Preferred Stock to 17 accredited investors for aggregate proceeds of $5,000,000.

          In December 2012, the registrant issued a warrant to purchase 563,014 shares of its Series D-1 Preferred Stock to Kreos in connection with the term loan.

          In July 2013, the registrant issued and sold 2,598,528 shares of its Series D-2 Preferred Stock to 17 accredited investors for aggregate proceeds of $6,000,000.

          In May 2014, the registrant issued and sold 4,330,872 shares of its Series D-3 Preferred Stock to 17 accredited investors for aggregate proceeds of $10,000,000.

          In September-October 2014, the registrant issued and sold 9,321,021 shares of its Series E Preferred Stock to 8 accredited investors for aggregate proceeds of $25,000,000.

          From July 2011 through October 2014, the registrant granted to employees, consultants and executives under the registrant's 2007 Global Incentive Plan options to purchase an aggregate of 9,931,000 shares of its common stock at exercise prices ranging from $0.79 to $1.67 per share.

          The issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions not involving a public offering or Rule 701 thereunder.

Item 16.    Exhibits and Financial Statement Schedules.

          See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.    Undertakings.

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, SolarEdge Technologies, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on             .

SOLAREDGE TECHNOLOGIES, INC.
By:
Name:
Title:

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints             and              , and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of SolarEdge Technologies, Inc., including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable SolarEdge Technologies, Inc. to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

Guy Sella	Chief Executive Officer and Chairman (Principal Executive Officer)
Ronen Faier	Chief Financial Officer (Principal Financial and Accounting Officer)
Dan Avida	Director

Signature	Title	Date

Yoni Cheifetz	Director
Chester A. Farris	Director
Gary Gannot	Director
Roni Hefetz	Director
Doron Inbar	Director
Avery More	Director
Dror Nahumi	Director
Yoram Oran	Director
Bill Hallisey	Director

EXHIBIT INDEX

Item 16.    Exhibits

Exhibit Number		Document
1.1	*	Form of Underwriting Agreement*
3.1	*	Amended and Restated Certificate of Incorporation
3.2	*	Amended and Restated By-Laws
4.1	*	Specimen Common Stock Certificate of the Registrant
4.2	*	Fifth Amended and Restated Investors' Rights Agreement, dated as of September 17, 2014, among SolarEdge Technologies, Inc. and the investors party thereto
4.3	*	Warrant to Purchase Shares of SolarEdge Technologies, Inc., dated December 28, 2012.
5.1	*	Opinion of Gibson, Dunn & Crutcher LLP
10.1	*	Amended and Restated Loan and Security Agreement, dated as of January 8, 2013, among Silicon Valley Bank, SolarEdge Technologies Ltd., SolarEdge Technologies, Inc. and SolarEdge Technologies GmbH
10.2	*
First Amendment, dated April 30, 2013, to Amended and Restated Loan and Security Agreement, among Silicon Valley Bank, SolarEdge Technologies Ltd., SolarEdge Technologies, Inc. and SolarEdge Technologies GmbH
10.3	*
Second Amendment, dated June 30, 2013, to Amended and Restated Loan and Security Agreement, among Silicon Valley Bank, SolarEdge Technologies Ltd., SolarEdge Technologies, Inc. and SolarEdge Technologies GmbH
10.4	*
Third Amendment, dated February 27, 2014, to Amended and Restated Loan and Security Agreement, among Silicon Valley Bank, SolarEdge Technologies Ltd., SolarEdge Technologies, Inc. and SolarEdge Technologies GmbH
10.5	*#	Employment Agreement, dated August 26, 2007, between SolarEdge Technologies, Inc. and Guy Sella
10.6	*#	Employment Agreement, dated December 1, 2010, between SolarEdge Technologies, Inc. and Ronen Faier
10.7	*#	Employment Agreement, dated May 17, 2009, between SolarEdge Technologies, Inc. and Zvi Lando
10.8	*#	SolarEdge Technologies, Inc. 2007 Global Incentive Plan
10.9	*#	SolarEdge Technologies, Inc. 2014 Global Incentive Plan
10.10	†+	Manufacturing Services Agreement, dated February 14, 2010 between Flextronics (Israel) Ltd. and SolarEdge Technologies Ltd.
10.11	†+	Interim Agreement, dated April 7, 2013 among Flextronics Industrial Ltd., Flextronics (Israel) Ltd. and SolarEdge Technologies Ltd.
10.12	†+	Manufacturing Services Agreement dated June 9, 2011 between Jabil Circuit, Inc. and SolarEdge Technologies, Inc.
21.1	*	List of Subsidiaries of the Registrant

Exhibit Number		Document
23.1	*	Consent of Kost Forer Gabbay & Kasierer, independent registered public accounting firm
23.2	*	Consent of Gibson Dunn & Crutcher LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included in signature page)

*
To be included by amendment.

#
Indicates management contract or compensatory plan.

†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+
Previously filed.